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As filed with the Securities and Exchange Commission on December 10, 2004

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

COMBINATORX, INCORPORATED
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	2834 (Primary Standard Industrial Classification Code Number)	04-3514457 (I.R.S. Employer Identification No.)

650 Albany Street
Boston, MA 02118
Phone: (617) 425-7000
(Address, including zip code and telephone number, including area code, of registrant's principal executive offices)

Alexis Borisy, A.M.
Chief Executive Officer
CombinatoRx, Incorporated
650 Albany Street
Boston, MA 02118
Phone: (617) 425-7000
(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to:

Geoffrey B. Davis, Esq. Ropes & Gray LLP One International Place Boston, MA 02110-2624 Phone: (617) 951-7000 Fax: (617) 951-7050	Louis A. Goodman, Esq. Skadden, Arps, Slate, Meagher & Flom LLP One Beacon Street Boston, MA 02108 Phone: (617) 573-4800 Fax: (617) 573-4822

        Approximate date of commencement of proposed sale to public: As soon as practicable after this registration statement becomes effective.

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☐

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price (1)	Amount of registration fee (2)

Common Stock, $0.001 par value per share	$100,000,000	$12,670.00

(1)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) of the Securities Act of 1933, as amended.

(2)
Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)
Dated December 10, 2004

                       Shares

Common Stock

We are selling                     shares of our common stock. This is an initial public offering of shares of our common stock. Prior to this offering, there has been no public market for the common stock of CombinatoRx, Incorporated. We anticipate that the initial public offering price will be between $                and $                per share. See "Underwriting" for a discussion of the factors considered in determining the initial public offering price. We have applied to list our common stock for quotation on the NASDAQ National Market under the symbol "CRXX."

Our business and an investment in our common shares involve significant risks. These risks are described under the caption "Risk Factors" beginning on page 7 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to CombinatoRx	$	$

The underwriters may also purchase up to                shares of our common stock from us at the public offering price, less underwriting discounts and commissions, to cover over-allotments.

The underwriters expect to deliver the shares in New York, New York on            .

SG Cowen & Co.	Pacific Growth Equities, LLC
SunTrust Robinson Humphrey	A.G. Edwards

                         , 2005

        You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different. We are offering to sell and seeking offers to buy shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

PROSPECTUS SUMMARY

        The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements and notes thereto appearing elsewhere in this prospectus. Before you decide to invest in our common stock, you should read the entire prospectus carefully, including the risk factors and consolidated financial statements and related notes included in this prospectus. Unless otherwise indicated, all information in this prospectus assumes no exercise of the underwriters' over-allotment option.

CombinatoRx

Overview

        We are a biopharmaceutical company focused on developing new medicines built from synergistic combinations of approved drugs. In less than five years, we have discovered and advanced into clinical trials a portfolio of seven product candidates targeting multiple immuno-inflammatory diseases and cancer, at a total investment, including development of our proprietary screening technology, of less than $50 million.

        We are developing our combination drugs in response to the understanding that many diseases affect the body through multiple biological pathways. The activity of a therapeutic compound against one pathway can be insufficiently effective because biological systems often compensate by using a secondary pathway. Traditional drug discovery has focused on agents that target a single biological pathway. We believe that by targeting multiple pathways, our combination drug candidates may create synergistic therapeutic effects, which could result in improved treatments for many diseases.

        We use our combination high throughput screening, or cHTS, technology to systematically screen pair-wise combinations from our library of approximately 2,000 United States, European and Japanese approved drugs in cell-based assays corresponding to major diseases such as cancer, rheumatoid arthritis, asthma, psoriasis and diabetes. Using these cell-based assays, our cHTS technology screens the effects of millions of possible dose-specific combinations of existing drugs in each of our selected disease models.

        We have discovered pairs of approved drugs which in preclinical studies exhibit a therapeutic effect against a model for a target disease when applied in combination, even though neither drug is indicated for such disease on its own. We have also discovered pairs of drugs where, our preclinical studies suggest the effectiveness or safety of one drug in its primary disease indication may be improved by combining it with another drug that, on its own, is not indicated for that disease.

        Because the active pharmaceutical ingredients in our product candidates are themselves approved drugs, we have been able to move seven of our product candidates expeditiously into human clinical studies without the need to first complete many of the extensive preclinical toxicology and pharmacology studies generally required before initiating clinical trials for a new chemical entity. We believe that this approach will allow us to make early development decisions based on studies in patients, rather than only on studies in animals. As we obtain results from our trials, we may elect to discontinue or delay clinical trials for certain product candidates in order to refocus our resources on more promising product candidates.

        For proof-of-concept clinical trials of each of our product candidates, we have used and plan to use a controlled regimen of commercially available dosages of the active pharmaceutical ingredients of our product candidate designed to simulate our expected commercial formulation. We plan to develop and commercialize our product candidates using formulations whose pharmacology, dosage strength and route of delivery are determined on the basis of the observed activity of their active pharmaceutical ingredients when administered in combination. For each product candidate, we seek patent protection for both the composition of matter of our combination of active pharmaceutical ingredients and the use of the combination to treat specific diseases.

        We believe that our product candidates, if successfully developed, should represent new drugs acting through synergistic mechanisms of action and providing enhanced medical benefits.

Our Immuno-Inflammatory Disease Program

        We currently have six clinical stage product candidates targeting immuno-inflammatory diseases and multiple additional preclinical product candidates. Immuno-inflammatory diseases include asthma, rheumatoid arthritis, atopic dermatitis, psoriasis, inflammatory bowel disease, inflammatory ocular diseases, lupus, polymyalgia rheumatica and multiple sclerosis. Our clinical stage product candidates can be grouped into three categories, selective steroid amplifiers, enhanced calcineurin inhibitors and synergistic cytokine modulators.

        Selective Steroid Amplifiers.    We have four selective steroid amplifier product candidates, CRx-139, CRx-102, CRx-119 and CRx-170, in clinical trials. Steroids of the corticosteroid class are prescribed for the treatment of immuno-inflammatory diseases. The utility of these drugs, however, is limited by their substantial, dose-dependent adverse side effects. Each of our clinical stage selective steroid amplifier product candidates consists of a reduced-dose corticosteroid combined with a different second active ingredient which, our preclinical studies suggest, enhances the reduced-dose steroid's anti-inflammatory and immuno-modulatory activity without, we believe, a comparable increase in the steroid's adverse side effects. We believe that the mechanism of steroid enhancement for each of our product candidates is different and may be useful in treating different immuno-inflammatory diseases.

        Enhanced Calcineurin Inhibitors.    Our clinical stage enhanced calcineurin inhibitor, CRx-140, is in a phase IIa clinical trial. Calcineurin inhibitors are potent immuno-modulatory compounds that are used in organ transplantation to prevent transplant rejection. Calcineurin inhibitors are also effective in numerous immuno-inflammatory diseases, but their use for these diseases is limited by adverse dose-related side effects and severe toxicity. Our enhanced calcineurin inhibitor product candidates contain a reduced-dose calcineurin inhibitor combined with a second active ingredient. Our preclinical studies suggest that CRx-140 selectively boosts the immuno-modulatory activity of its reduced-dose calcineurin inhibitor without a comparable increase in its adverse side effects.

        Synergistic Cytokine Modulators.    Our clinical stage synergistic cytokine modulator, CRx-150, in phase IIa clinical trials, combines two active pharmaceutical ingredients, neither of which is currently indicated for the treatment of immuno-inflammatory diseases. Our preclinical studies for CRx-150 suggest that these ingredients synergistically inhibit cytokines, protein signaling molecules used by the immune system to regulate immune and inflammatory response. Drugs that block the activity of key pro-inflammatory cytokines have resulted in advances in the treatment of rheumatoid arthritis, psoriasis, inflammatory bowel disease, and other diseases.

Our Oncology Program

        Our oncology product pipeline includes dual-action agents in clinical and preclinical development.

        Novel Dual-Action Anti-Tumor Agent.    Our clinical stage product candidate for cancer, CRx-026, contains two active pharmaceutical ingredients, neither of which is currently indicated to treat cancer. We are evaluating CRx-026 in four ongoing phase I/II clinical trials designed to study product safety, response rate and other factors in patients with advanced metastatic solid tumors of multiple types who have failed one or more prior therapies. Our preclinical studies suggest that one ingredient of CRx-026 inhibits hsEg5/KSP, a mitotic kinesin essential for centrosome separation. The other ingredient of CRx-026 has been reported in scientific literature to inhibit PRL phosphatases, which may play an important role in regulating mitotic progression and proper chromosome separation. We believe that, when administered together, these active pharmaceutical ingredients block cancer cell division by inhibiting these two elements of the cancer cell's mechanism for dividing. We believe this dual action may show improved anti-tumor activity over kinesin inhibition alone.

Metabolic Diseases and Other Preclinical Programs

        Our preclinical pipeline includes multiple product candidates targeted for potential development in Type II diabetes, other metabolic diseases, oncology and multiple immuno-inflammatory diseases.

  Our Product Programs

        The following table summarizes our principal clinical and preclinical programs:

Product Candidate	Product Description	Clinical Status
Immuno-Inflammatory
CRx-139	Selective steroid amplifier	Phase IIa (planned for 2005)
CRx-102	Selective steroid amplifier	Phase IIa
CRx-119	Selective steroid amplifier	Phase IIa
CRx-170	Selective steroid amplifier	Phase IIa
CRx-140	Enhanced calcineurin inhibitor	Phase IIa
CRx-150	Synergistic cytokine modulator	Phase IIa
Undisclosed	Multiple product candidates	Preclinical
Oncology
CRx-026	Dual-action anti-tumor agent	Phase I/II
Undisclosed	Anti-tumor product candidates	Preclinical
Metabolic
Undisclosed	Anti-diabetes product candidates	Preclinical

Advantages of Our Approach

        In the pharmaceutical industry, most early stage drug candidates fail. Our approach seeks to address this high failure rate by pursuing a portfolio strategy for drug discovery and development. By applying our cHTS technology to screen for the biological effects of combinations of approved drugs in disease models, we have identified multiple product candidates for selected major diseases and advanced them expeditiously into proof-of-concept clinical trials.

        We believe that our portfolio approach gives us multiple chances for success.

Our Business Strategy

        Our business strategy is to become a leading biopharmaceutical company focused on discovering, developing, and commercializing new combination drugs to treat immuno-inflammatory diseases, cancer, metabolic diseases and other diseases. The key elements of our business strategy include:

  •
  advancing selected product candidates into later stage clinical development;

  •
  developing and commercializing our product candidates either internally or through collaboration agreements with pharmaceutical and biotechnology companies; and

  •
  continuing to deploy our technology and approach to drug discovery in the field of combination drugs to obtain additional product candidates in existing or new disease indications.

Risks Affecting Us

        We are subject to a number of risks, which you should be aware of before you decide to buy our common stock. These risks are discussed more fully in "Risk Factors." Our approach to drug discovery is unproven and all of our current product candidates are in preclinical or early clinical development. The data supporting our programs is derived solely from laboratory and preclinical studies and limited early stage clinical trials that were not designed to be statistically significant. We have not received regulatory approval for, or generated revenues from, any of our product candidates. If we do not successfully commercialize any of our product candidates, we will be unable to generate product revenue or achieve profitability. As of September 30, 2004, we had an accumulated deficit of $60.9 million. We expect to continue to incur significant and increasing losses over the next several years and we may never be profitable.

Corporate Information

        We were incorporated in Delaware on March 28, 2000 under the name CombinatoRx, Incorporated. Our principal executive office is located at 650 Albany Street, Boston, MA 02118, and our telephone number is (617) 425-7000. Our website address is www.combinatorx.com. The information contained in, or that can be accessed through, our website is not incorporated by reference into this prospectus and is not part of this prospectus.

        Unless otherwise stated, all references to "CombinatoRx," "us," "our," "we," the "Company" and similar designations refer to CombinatoRx, Incorporated. CombinatoRx, the "CombinatoRx" logo, CRx, CRx Pharmaceuticals and CRx Therapeutics are trademarks of CombinatoRx, Incorporated. Other trademarks, service marks and trade names referred to in this prospectus are the property of their respective owners.

The Offering

Common stock offered by us	shares
Common stock to be outstanding after the offering	shares
Use of proceeds
We expect to use the net proceeds from this offering to fund preclinical and clinical development of our existing product candidates, discovery and development of additional product candidates, in-licensing of products or technologies, possible acquisitions of complementary businesses and working capital, capital expenditures and other general corporate purposes. Please read "Use of Proceeds" for more detailed information.
Proposed NASDAQ National Market symbol	CRXX

        The number of our shares of common stock outstanding after the offering is based on 24,972,851 shares of our common stock outstanding as of December 9, 2004, and excludes:

  •
  5,300,000 shares of our common stock reserved for issuance under our stock plan, of which options to purchase 4,499,175 shares of our common stock are outstanding at a weighted average exercise price of $0.57 per share; and

  •
  388,955 shares of our common stock issuable upon exercise of outstanding warrants at a weighted average exercise price of $3.78 per share.

        This number also assumes no exercise of the underwriters' over-allotment option. If the over-allotment option is exercised in full, we will issue and sell an additional                        shares of our common stock.

        Except as otherwise noted, we have presented the information in this prospectus based on the following assumptions:

  •
  the issuance and sale of shares of our common stock in the offering at the initial public offering price of $        per share;

  •
  the automatic conversion of all outstanding shares of our preferred stock into an aggregate of 23,391,628 shares of our common stock upon the closing of this offering;

  •
  the issuance of 388,955 shares of our common stock issuable upon exercise of outstanding warrants to purchase our common stock and convertible preferred stock on an as converted basis;

  •
  no exercise by the underwriters of their over-allotment option to purchase additional shares of our common stock in the offering; and

  •
  the filing of our amended and restated certificate of incorporation with the Secretary of State of the State of Delaware and the adoption of our amended and restated by-laws immediately prior to the closing of the offering.

Summary Financial Data

        The following tables present a summary of our historical financial information and pro forma net loss per common share. You should read the following summary financial data in conjunction with "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and related notes, all included elsewhere in this prospectus. Pro forma basic and diluted net loss per common share is calculated assuming the automatic conversion of all outstanding shares of our convertible preferred stock and redeemable convertible preferred stock into an aggregate of 23,391,628 shares of our common stock.

					Nine Months Ended September 30,
		Year Ended December 31,
	Period from Inception through December 31, 2000
		2001	2002	2003	2003	2004
	(in thousands, except per share amounts)
Statement of Operations Data:
Operating expenses:
Research and development	$599	$3,827	$9,871	$12,145	$8,663	$11,096
General and administrative	255	1,906	3,640	4,501	3,109	3,696

Total operating expenses	854	5,733	13,511	16,646	11,772	14,792

Loss from operations	(854)	(5,733)	(13,511)	(16,646)	(11,772)	(14,792)
Interest income	21	254	296	499	430	359
Interest expense	—	(84)	(356)	(176)	(133)	(192)

Net loss	(833)	(5,563)	(13,571)	(16,323)	(11,475)	(14,625)
Accretion of dividends and redemption value on preferred stock	—	664	2,200	4,434	3,326	4,818

Net loss attributable to common stockholders	$(833)	$(6,227)	$(15,771)	$(20,757)	$(14,801)	$(19,443)

Net loss per common share, basic and diluted	$(0.55)	$(4.14)	$(10.48)	$(13.79)	$(9.83)	$(12.86)

Shares used in computing basic and diluted net loss per common share	1,505	1,505	1,505	1,505	1,505	1,512

Pro forma basic and diluted net loss per common share				$(0.98)		$(0.63)

Shares used in computing pro forma basic and diluted net loss per common share				16,604		23,366

        The pro forma balance sheet data as of September 30, 2004 gives effect to the automatic conversion of all outstanding shares of our convertible preferred stock and redeemable convertible preferred stock into an aggregate of 23,391,628 shares of our common stock upon the closing of this offering. The pro forma as adjusted balance sheet data as of September 30, 2004 also gives effect to the sale of                  shares of common stock offered by this prospectus at the assumed initial public offering price of $            per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses.

	As of September 30, 2004
	Actual	Pro Forma	Pro forma as Adjusted
	(in thousands)
Balance Sheet Data:
Cash, cash equivalents and marketable securities	$40,328	$40,328
Working capital	38,041	38,041
Total assets	43,397	43,397
Convertible preferred stock and redeemable convertible preferred stock	101,940	—
Accumulated deficit	(60,943)	(60,943)
Total stockholders' (deficit) equity	(62,956)	38,984

RISK FACTORS

        Investment in our common stock involves a high degree of risk and uncertainty. You should carefully consider each of the risks and uncertainties described below before you decide to buy our common stock. You should also refer to the other information in this prospectus, including our financial statements and related notes. Additional risks and uncertainties not presently known to us, or risks that we currently consider immaterial, may also impair our operations. If any of the following risks and uncertainties actually occurs, our business, financial condition, and results of operations could be severely harmed. This could cause the trading price of our common stock to decline, and you could lose all or part of your investment.

Risks Related to Our Discovery, Development and Commercialization of New Medicines

Our approach to the discovery and development of combination drugs is unproven and may never lead to commercially viable products.

        Our approach to drug discovery and development is complex and unproven and has not been successfully used or, to our knowledge, attempted by any company. Our drug discovery technology is still in the early stages of development, and significant technical challenges remain, which we may not be able to overcome without significant costs or delay, if at all. Previously unrecognized or unexpected defects or limitations to our drug discovery technology may emerge, which we may also be unable to overcome or mitigate.

        We cannot be certain of the value of any of our current or future product candidates. None of the product candidates identified or developed to date, through the application of our business model and drug discovery technology, has successfully completed a statistically significant clinical trial, been approved by any regulatory agency or been commercialized.

        While we are advancing product candidates into phase I/II or phase IIa proof-of-concept clinical trials on the basis of their approved drug components, these product candidates could fail in these or future clinical trials. In addition, we may be required to conduct additional preclinical and phase I clinical studies for the formulations we develop of the product candidates that successfully complete phase I/II or phase IIa proof-of-concept trials. If the additional preclinical or phase I clinical studies required for a product candidate's formulation are extensive, it could delay or prevent further development of the product candidate. Regulatory approval for a combination drug may also require additional clinical trials for each component drug as well as for the component drugs in combination. As a result, it may be more difficult and costly to obtain regulatory approval of a combination drug than of a new drug containing only a single active pharmaceutical ingredient.

        Our business model is dependent on the ability of our high throughput discovery technology to identify additional promising product candidates. Because our discovery technology is unproven, we cannot be certain that we will be able to discover additional drug combinations that show promising effects in our cell-based disease models and preclinical studies, which we can advance into clinical trials. As a result, we may not be able to identify additional product candidates. Many other companies with substantially greater resources than ours use high throughput screening for drug discovery. These or other companies may have developed or could in the future develop combination screening technology equal or superior to our technology.

        For these and other reasons, our approach to drug discovery and development may not be successful and our business model may not generate viable products or revenue. Even if our approach is theoretically viable, we may not complete the significant research and development or obtain the financial resources and personnel required to further develop and apply our discovery technology, advance promising product candidates to and through clinical trials, and obtain required regulatory approvals.

Our results to date provide no basis for predicting whether any of our product candidates will be safe or effective, or receive regulatory approval.

        All of our product candidates are in an early stage of development and their risk of failure is high. To date, the data supporting our drug discovery and development programs is derived solely from laboratory and preclinical studies and limited early stage clinical trials that were not designed to be statistically significant. It is impossible to predict when or if any of our product candidates will prove effective or safe in humans or will receive regulatory approval. If we are unable to discover or successfully develop drugs that are effective and safe in humans, we will not have a viable business.

We may be unable to find safe and effective doses and dose ratios for our product candidates without extensive clinical trials and substantial additional costs, if at all.

        We must select the doses, including the amount, frequency and duration, of each of the two active pharmaceutical ingredients included in our product candidates, and the relative amounts, or dose ratio, of these doses. Our clinical trials in humans may show that the doses or dose ratios we select based on our high throughput screening, animal testing or early clinical trials do not achieve the desired therapeutic effect in humans, or achieve this effect only in a small part of the population. Even if the doses or dose ratios we select show efficacy in humans, the resulting doses or dose ratios of our active pharmaceutical ingredients may not have acceptable safety profiles for our targeted indications. Furthermore, even if we believe that our preclinical and clinical studies adequately demonstrate that the doses or dose ratios we select for our product candidates are safe and effective in humans, the FDA or other regulatory agencies in the United States and foreign jurisdictions may determine that our clinical trials do not support our conclusion. We may be required to conduct additional long-term clinical studies and provide more evidence substantiating the safety and effectiveness of the doses or dose ratios we select in a significant patient population. If we need to adjust the doses or dose ratios, we may need to conduct new clinical trials. We may also be required to make different doses or dose ratios available for different types of patients. All of this may result in significant delays and additional costs or prevent commercialization of our product candidates.

We may not be able to achieve an acceptable risk-to-benefit profile for our selective steroid amplifier and enhanced calcineurin inhibitor product candidates.

        Five of our product candidates, our four selective steroid amplifiers and our enhanced calcineurin inhibitor, and several of our earlier stage preclinical products, seek to increase the therapeutic effect of a reduced-dose corticosteroid or a calcineurin inhibitor by the combination of such steroid or calcineurin inhibitor with a second pharmaceutical ingredient that serves as an enhancer agent. The adverse side effects of the steroids and the calcineurin inhibitor and the enhancer agent included in these drug candidates generally increase as their dosage increases. As a result, the success of these product candidates depends upon the ability of an acceptable dose of the candidate's enhancer agent to selectively amplify the therapeutic effect of a reduced-dose steroid or reduced-dose calcineurin inhibitor, without causing unacceptable adverse side effects. To achieve sufficient efficacy in humans, we may need to include higher doses of the steroid or calcineurin inhibitor, or of the enhancer agent, than we expected to include based on our screening procedures, preclinical trials and limited clinical trials. As a result, our selective steroid amplifier and our enhanced calcineurin inhibitor product candidates could have greater adverse side effects than anticipated and could fail to achieve risk-to-benefit profiles that would justify their continued development.

The active pharmaceutical ingredients in our product candidates may produce adverse side effects when delivered in combination.

        While an active pharmaceutical ingredient in one of our product candidates may be safe, or have an acceptable risk-to-benefit profile, when administered as a single agent for its approved indications, the same active pharmaceutical ingredient when delivered in combination with the other active pharmaceutical ingredient in the product candidate may cause serious unexpected or unacceptable adverse side effects. Our discovery technology is not designed to and does not detect adverse side effects that may result from the combination of the two drugs. In addition, the active pharmaceutical ingredients in a product candidate may not be approved for treatment of the product candidate's targeted disease and may result in additional adverse side effects not typically associated with products for treatment of such a disease. The FDA or other regulators could require preclinical and phase I studies testing for combination side effects before we advance product candidates to further clinical trials.

        The development of a product candidate could be adversely affected by any safety issues that arise regarding use of either of the approved drugs which comprise the product candidate. We could be forced to abandon a product candidate or an approved product, if any, due to unexpected adverse side effects from long-term or other use of one of the active pharmaceutical ingredients in the product candidate or product, even if such long-term or other use is not contemplated for such product candidate or product.

Our product candidates are combinations of approved drugs that are commercially available and marketed by other companies. As a result, our products may be subject to substitution and competition.

        We anticipate that the approved drugs that are combined to produce our product candidates are likely to be commercially available at prices lower than the prices at which we would seek to market our product candidates. We cannot be sure that physicians will view our products as sufficiently superior to a treatment regime of the individual active pharmaceutical ingredients as to justify the significantly higher cost we expect to seek for our combination products, and they may prescribe the individual drugs already approved and marketed by other companies instead of our combination products. Even if we are issued patents covering the composition of matter or method of use of our combination products, those patents may be ineffective as a practical matter to protect against physicians prescribing the individual drugs marketed by other companies instead of our combination products. To the extent that the price of our products is significantly higher than the prices of the individual components as marketed by other companies, physicians may have a greater incentive to write prescriptions for the individual components instead of for our combination products, and this may limit how we price our products. Physicians might also prescribe the individual components of a product candidate prior to its approval, which could adversely affect our development of the product candidate due to our lack of control over the administration to patients of the combination of active pharmaceutical ingredients in our product candidate, the occurence of adverse effects, and other reasons. Such pre-approval use could also adversely affect our ability to market and commercialize any such product candidate which we successfully develop.

        In many countries where we plan to market our products, including Europe, Japan and Canada, the pricing of prescription drugs is controlled by the government or regulatory agencies. Regulatory agencies in these countries could determine that the pricing for our products should be based on prices for their active pharmaceutical ingredients when sold separately, rather than allowing us to market our products at a premium as new drugs. Similar concerns could also limit the reimbursement amounts health insurers or government agencies in the United States are prepared to pay for our products.

We must create commercially viable pharmaceutical formulations for our product candidates.

        The success of a product candidate may depend on our ability to develop a formulation of the product candidate that is superior to a treatment regime of the two approved drugs included in the product candidate taken separately. We expect to rely on third party suppliers to develop the pharmaceutical formulations, delivery methods or packaging for our product candidates and they may not be successful in doing so. Defects in the formulation, delivery method or packaging of any of our product candidates could delay our ability to conduct clinical trials or require us to repeat clinical trials using a revised formulation, delivery method or packaging. If we are unsuccessful in creating commercially viable formulations, delivery methods or packaging, we may never generate product revenue or be profitable.

We may not obtain the collaboration, development, commercialization, manufacturing or other third party relationships that we must have to develop, commercialize and manufacture some or all of our product candidates.

        We lack the resources, capabilities, and experience necessary to clinically develop, formulate, manufacture, market and sell pharmaceuticals. As a result, to succeed in our business plan, we will be dependent on the efforts of third parties. We expect to depend on collaborators, partners, licensees, clinical research organizations, manufacturers and other third parties to formulate product candidates, to conduct clinical trials for some or all of our product candidates, to manufacture clinical and commercial scale quantities of our product candidates and products and to market, sell, and distribute any products we successfully develop. We expect to be able to develop and commercialize many of our product candidates only with the participation of pharmaceutical or biotechnology company collaborators or by out-licensing rights to the product candidates. Pharmaceutical and biotechnology companies and others may be reluctant to collaborate with us or to license rights to our product candidates due to the unproven nature of our drug discovery and development approach, the fact that the active pharmaceutical ingredients in our product candidates are approved drugs marketed by other companies, the risk that healthcare providers may substitute the component active pharmaceutical ingredients for our proposed combination products, concerns regarding the pricing of and reimbursement for our product candidates if they are successfully developed, or other factors.

        We cannot guarantee that we will be able to successfully negotiate agreements for relationships with collaborators, partners, licensees, clinical investigators, manufacturers and other third parties on favorable terms, if at all. If we are unable to obtain these agreements, we may not be able to clinically develop, formulate, manufacture, obtain regulatory approvals for or commercialize our product candidates.

        We expect to expend substantial funds and management time and effort to enter into relationships with these third parties and, if we successfully enter into such relationships, to manage these relationships. However, we cannot control the amount or timing of resources our contract partners will devote to our research and development programs, product candidates or potential product candidates, and we cannot guarantee that these parties will succeed in a timely fashion, if at all.

We may not be able to initiate and complete clinical trials for our product candidates.

        Conducting clinical studies for any of our drug candidates requires finding appropriate clinical sites and clinical investigators, securing approvals for such studies from the independent review board at each such site and enrolling sufficient numbers of patients. We may not be able to arrange for appropriate clinical trials for our product candidates, secure the necessary approvals or enroll the necessary number of participants. We cannot guarantee that outside clinical investigators conducting our clinical trials will conduct them in compliance with applicable United States and foreign regulations. Clinical sites may fail the FDA's or other regulatory agencies' inspections or reviews and our trials could be halted for these or other reasons. As a result, our clinical trials may be extended, delayed or terminated, and we may be unable to obtain regulatory approvals or successfully commercialize our products.

Disputes under key agreements or conflicts of interest of our scientific advisors or clinical investigators could delay or prevent development or commercialization of our product candidates.

        Any agreements we have or may enter into with third parties, such as collaboration, license, formulation supplier, manufacturing, clinical research organization or clinical trial agreements, may give rise to disputes regarding the rights and obligations of the parties. Disagreements could develop over rights to ownership or use of intellectual property, the scope and direction of research and development, the approach for regulatory approvals or commercialization strategy. We intend to conduct research programs in a range of therapeutic areas, but our pursuit of these opportunities could result in conflicts with the other parties to these agreements who may be developing or selling pharmaceuticals or conducting other activities in these same therapeutic areas. Any disputes or commercial conflicts could lead to the termination of our agreements, delay progress of our product development programs, compromise our ability to renew agreements or obtain future agreements, lead to the loss of intellectual property rights or result in costly litigation.

        We collaborate with outside scientific advisors and collaborators at academic and other institutions that assist us in our research and development efforts. These scientists are not our employees and may have other commitments that limit their availability to us. If a conflict of interest between their work for us and their work for another entity arises, we may lose their services. In addition, although our scientific advisors and collaborators sign agreements not to disclose our confidential information, it is possible that valuable proprietary knowledge may become publicly known through them.

We may not be able to gain market acceptance of our product candidates, which would prevent us from becoming profitable.

        We cannot be certain that any of our product candidates will gain market acceptance among physicians, patients, healthcare payors, pharmaceutical companies or others. Demonstrating the safety and efficacy of our product candidates and obtaining regulatory approvals will not guarantee future revenue. Sales of medical products largely depend on the reimbursement of patients' medical expenses by government healthcare programs and private health insurers. Governments and private insurers closely examine medical products to determine whether they should be covered by reimbursement and if so, the level of reimbursement that will apply. We cannot be certain that third party payers will sufficiently reimburse sales of our products, or enable us to sell our products at profitable prices. Sales of medical products also depend on physicians' willingness to prescribe the treatment, which is likely to be based on a determination by these physicians that the products are safe, therapeutically effective and cost-effective. We cannot predict whether physicians, other healthcare providers, government agencies or private insurers will determine that our products are safe, therapeutically effective and cost effective relative to competing treatments, including a treatment regime of the individual approved drugs included in our combination products.

We may devote substantial time and resources to screening a cell-based model which is not predictive of results in humans.

        When conducting high throughput screening of selected cell-based models for specific diseases, we must devote months of time to testing millions of dose and drug combinations against a cell-based model for a selected disease. We may not be able to obtain, through our screening of a cell-based model, the information we seek regarding the effects of drug and dose combinations on multiple biological pathways. The cell-based model that we select may not accurately predict the effects in humans of the drug and dose combinations tested in the model. This failure may not be apparent until the completion of costly clinical trials. As a result, we may expend considerable resources and substantial time in generating results that are not useful or in conducting clinical trials that are not successful.

We may fail to select or capitalize on the most scientifically, clinically or commercially promising or profitable product candidates.

        We have limited technical, managerial and financial resources to determine which of our product candidates should proceed to initial clinical trials, later stage clinical development and potential commercialization. We may make incorrect determinations. Our decisions to allocate our research, management and financial resources toward particular product candidates or therapeutic areas may not lead to the development of viable commercial products and may divert resources from better opportunities. Similarly, our decisions to delay or terminate drug development programs may also be incorrect and could cause us to miss valuable opportunities.

If we are not able to retain our current senior management team or attract and retain qualified scientific, technical and business personnel, our business will suffer.

        We are dependent on the members of our management team for our business success. In addition, an important element of our strategy is to take advantage of the development, regulatory and commercialization expertise of our current management. Our employment agreements with our executive officers are terminable on short notice or no notice. The loss of any one of our executive officers could result in a significant loss in the knowledge and experience that we, as an organization, possess and could cause significant delays, or outright failure, in the development and further commercialization of our product candidates.

        To grow, we will need to hire a significant number of qualified commercial, scientific and administrative personnel. However, there is intense competition for human resources, including management in the technical fields in which we operate, and we may not be able to attract and retain qualified personnel necessary for the successful development and commercialization of our product candidates. As we grow, the inability to attract new employees when needed or to retain existing employees could limit our growth and harm our business.

We may encounter difficulties in managing our growth, which could adversely affect our operations.

        Since our inception in 2000, we have grown to approximately 70 employees and advanced seven product candidates into clinical trials. We have experienced a period of rapid growth that has placed a strain on our administrative and operational infrastructure. We expect this strain to continue as we continue to grow and seek to obtain and manage relationships with third parties. Our ability to manage our operations and growth effectively depends upon the continual improvement of our procedures, reporting systems, and operational, financial, and management controls. We may not be able to implement improvements in an efficient or timely manner and may discover deficiencies in existing systems and controls. These challenges may slow our growth or give rise to inefficiencies that would increase our losses.

        We may acquire additional technology and complementary businesses in the future. Acquisitions involve many risks, any one of which could materially harm our business, including the diversion of management's attention from core business concerns, failure to exploit acquired technologies, or the loss of key employees from either our business or the acquired business.

Risks Related to Our Financial Results and Need for Additional Financing

We have a history of operating losses, expect to incur significant and increasing operating losses and may never be profitable. Our stock is a highly speculative investment.

        We commenced operations in March 2000 and have a very limited operating history for you to evaluate our business. We have no approved products and have generated no product revenue. We have incurred operating losses since our inception in 2000. As of September 30, 2004, we had an accumulated deficit of $60.9 million. We have spent, and expect to continue to spend, significant resources to fund research and development of our product candidates and to enhance our drug discovery technology. We expect to incur substantial and increasing operating losses over the next several years as our research, development, preclinical testing, and clinical trial activities increase. As a result, our accumulated deficit will also increase significantly.

        Our product candidates are in the early stages of development and may never result in any revenue. We will not be able to generate product revenue unless and until one of our product candidates successfully completes clinical trials and receives regulatory approval. As our most advanced product candidates are at an early proof-of-concept stage, we do not expect to receive revenue from any product candidate for the foreseeable future. We may seek to obtain revenue from collaboration or licensing agreements with third parties. We currently have no such agreements which will provide us with material, ongoing future revenue and we may never enter into any such agreement.

        Even if we eventually generate revenues, we may never be profitable, and if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis.

We may be unable to raise the substantial additional capital that we will need to sustain our operations.

        We will need substantial additional funds to support our planned operations. Based on our current operating plans, we expect the net proceeds of this offering, together with our existing resources, to be sufficient to fund our planned operations for at least 30 months from the date of this prospectus. We may, however, need to raise additional funds before that date if our research and development expenses exceed our current expectations. This could occur for many reasons, including:

  •
  some or all of our product candidates fail in clinical or preclinical studies or prove to be as commercially promising than we expect and we are forced to seek additional product candidates;

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  our product candidates require more extensive clinical or preclinical testing than we currently expect;

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  we advance more of our product candidates than expected into costly later stage clinical trials;

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  we advance more preclinical product candidates than expected into early stage clinical trials;

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  we determine or are required to conduct more high throughput screening than expected against current or additional disease targets to develop additional product candidates;

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  we are required, or consider it advisable, to acquire or license rights from one or more third parties; or

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  we determine to acquire or license rights to additional product candidates or new technologies.

        While we expect to seek additional funding through public or private financings, we may not be able to obtain financing on acceptable terms, or at all. In addition, the terms of our financings may be dilutive to, or otherwise adversely affect, holders of our common stock. We may also seek additional funds through arrangements with collaborators or others. These arrangements would generally require us to relinquish rights to some of our technologies, product candidates or products, and we may not be able to enter into such agreements, on acceptable terms, if at all. If we are unable to obtain additional funding on a timely basis, we may be required to curtail or terminate some or all of our research or development programs, including some or all of our product candidates.

Risks Related to Regulatory Approvals

The regulatory approval process is costly and lengthy and we may not be able to successfully obtain all required regulatory approvals.

        The preclinical development, clinical trials, manufacturing, marketing and labeling of pharmaceuticals are all subject to extensive regulation by numerous governmental authorities and agencies in the United States and other countries. We must obtain regulatory approval for each of our product candidates before marketing or selling any of them. It is not possible to predict how long the approval processes of the FDA or any other applicable federal or foreign regulatory authority or agency for any of our products will take or whether any such approvals ultimately will be granted. The FDA and foreign regulatory agencies have substantial discretion in the drug approval process, and positive results in preclinical testing or early phases of clinical studies offer no assurance of success in later phases of the approval process. Generally, preclinical and clinical testing of products can take many years and require the expenditure of substantial resources, and the data obtained from these tests and trials can be susceptible to varying interpretations that could delay, limit or prevent regulatory approval. Any delay in obtaining, or failure to obtain, approvals could adversely affect the marketing of our products and our ability to generate product revenue. The risks associated with the approval process include:

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  delays or rejections in the regulatory approval process based on the failure of clinical or other data to meet expectations, or the failure of the product to meet a regulatory agency's requirements for safety, efficacy and quality; and

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  regulatory approval, if obtained, may significantly limit the indicated uses for which a product may be marketed.

Even if we receive regulatory approvals for marketing our product candidates, if we fail to comply with continuing regulatory requirements, we could lose our regulatory approvals, and our business would be adversely affected.

        The FDA continues to review products even after they receive initial approval. If we receive approval to commercialize any product candidates, the manufacturing, marketing and sale of these drugs will be subject to continuing regulation, including compliance with quality systems regulations, good manufacturing practices, adverse event requirements, and prohibitions on promoting a product for unapproved uses. Enforcement actions resulting from failure to comply with government requirements could result in fines, suspension of approvals, withdrawal of approvals, recalls of products, product seizures, operating restrictions, and civil or criminal penalties. These enforcement actions could affect the manufacturing, marketing and sale of our products.

Our product candidates must undergo rigorous clinical trials and regulatory approvals, which could delay or prevent commercialization of our product candidates.

        All of our product candidates will be subject to rigorous and extensive clinical trials and extensive regulatory approval processes implemented by the FDA and similar regulatory bodies in other countries. To obtain regulatory approval for our product candidates, we may be required to show that each active pharmaceutical ingredient in the product candidate makes a contribution to the combined product candidate's effects and that the dosage of each component, including amount, frequency and duration, is such that the combination is safe and effective for a significant patient population requiring such concurrent therapy. The approval process is typically lengthy and expensive, and approval is never certain. We or our collaborators, if any, may delay, suspend or terminate clinical trials at any time for reasons including:

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  ongoing discussions with the FDA or comparable foreign authorities regarding the scope or design of our clinical trials;

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  delays or the inability to obtain required approvals from institutional review boards or other governing entities at clinical sites selected for participation in our clinical trials;

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  delays in enrolling patients and volunteers into clinical trials;

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  lower than anticipated retention rates of patients and volunteers in clinical trials;

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  the need to repeat clinical trials as a result of inconclusive or negative results or poorly executed testing;

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  insufficient supply or deficient quality of product candidate materials or other materials necessary to conduct our clinical trials;

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  unfavorable FDA inspection and review of a clinical trial site or records of any clinical or preclinical investigation;

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  serious and unexpected drug-related side effects or adverse device effects experienced by participants in our clinical trials; or

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  the placement of a clinical hold on a trial.

        Positive or timely results from preclinical studies and early clinical trials do not ensure positive or timely results in late stage clinical trials or product approval by the FDA or any other regulatory authority. Product candidates that show positive preclinical or early clinical results often fail in later stage clinical trials. Data obtained from preclinical and clinical activities is susceptible to varying interpretations, which could delay, limit, or prevent regulatory approvals.

        We have limited experience in conducting the clinical trials required to obtain regulatory approval. We may not be able to conduct clinical trials at preferred sites, enlist clinical investigators, enroll sufficient numbers of patients, or begin or successfully complete clinical trials in a timely fashion, if at all. Any failure to perform may delay or terminate the trials. Our current clinical trials may be insufficient to demonstrate that our potential products are active, safe, or effective. Additional clinical trials may be required if clinical trial results are negative or inconclusive, which will require us to incur additional costs and significant delays. If we do not receive the necessary regulatory approvals, we will not be able to generate product revenues and may not become profitable. We may encounter significant delays in the regulatory process that could result in excessive costs that may prevent us from continuing to develop our product candidates. In addition, the failure to comply with applicable regulatory requirements may result in criminal prosecution, civil penalties, product recalls, withdrawal of product approval, mandatory restrictions and other actions that could impair our ability to conduct our business.

Healthcare reform measures could adversely affect our business.

        The efforts of governmental and third-party payers to contain or reduce the costs of healthcare may adversely affect the business and financial condition of pharmaceutical companies. In the United States and in foreign jurisdictions there have been, and we expect that there will continue to be, a number of legislative and regulatory proposals aimed at changing the healthcare system. For example, in some countries other than the United States, pricing of prescription drugs is subject to government control, and we expect proposals to implement similar controls in the United States to continue. The pendency or approval of such proposals could result in a decrease in our common stock price or limit our ability to raise capital or to enter into collaborations or license rights to our products.

New federal legislation may increase the pressure to reduce prices of pharmaceutical products paid for by Medicare, which could adversely affect our revenues, if any.

        The Medicare Prescription Drug Improvement and Modernization Act of 2003, or MMA, expands Medicare coverage for drug purchases by the elderly and disabled beginning in 2006. The new legislation contemplates the use of formularies, preferred drug lists and similar mechanisms that may limit the number of drugs that will be covered in any therapeutic class or reduce the reimbursement for some of the drugs in a class.

        As a result of the expansion of legislation and the expansion of federal coverage of drug products, we expect that there will be additional pressure to contain and reduce costs. These cost reduction initiatives could decrease the coverage and price that we receive for our products in the future and could seriously harm our business. It is possible that our products, if successfully developed, could be particularly subject to cost reduction initiatives because they are based on combinations of lower priced existing drugs. While the MMA applies only to drug benefits for Medicare beneficiaries, private payers often follow Medicare coverage policy and payment limitations in setting their own reimbursement systems, and any limits on or reductions in reimbursement that occur in the Medicare program may result in similar limits on or reductions in payments from private payers.

New federal laws or regulations on drug importation could make lower cost versions of our future products available, which could adversely affect our revenues, if any.

        The prices of some drugs are lower in other countries than in the United States because of government regulation and market conditions. Under current law, importation of drugs into the United States is generally not permitted unless the drugs are approved in the United States and the entity that holds that approval consents to the importation. Various proposals have been advanced to permit the importation of drugs from other countries to provide lower cost alternatives to the products available in the United States. In addition, the MMA requires the Secretary of Health and Human Services to promulgate regulations for drug reimportation from Canada into the United States under some circumstances, including when the drugs are sold at a lower price than in the United States.

        If the laws or regulations are changed to permit the importation of drugs into the United States in circumstances not now permitted, such a change could have an adverse effect on our business by making available lower priced alternatives to our future products.

Failure to obtain regulatory and pricing approvals in foreign jurisdictions could delay or prevent commercialization of our products abroad.

        If we succeed in developing any products, we intend to market them in the European Union and other foreign jurisdictions. In order to do so, we must obtain separate regulatory approvals and comply with numerous and varying regulatory requirements. The approval procedure varies among countries and can involve additional testing. The time required to obtain approval abroad may differ from that required to obtain FDA approval. The foreign regulatory approval process may include all of the risks associated with obtaining FDA approval and additional risks because there may be additional variations between how our combinations of approved drugs and single agent drugs are treated in foreign jurisdictions. We may not obtain foreign regulatory approvals on a timely basis, if at all. Approval by the FDA does not ensure approval by regulatory authorities in other countries, and approval by one foreign regulatory authority does not ensure approval by regulatory authorities in other foreign countries or by the FDA. We and our collaborators may not be able to file for regulatory approvals and may not receive necessary approvals to commercialize our products in any market outside the United States. The failure to obtain these approvals could materially adversely affect our business, financial condition and results of operations. Even if we are successful at obtaining these approvals, regulatory agencies in foreign countries where pricing of prescription drugs is controlled by the government, could determine that pricing for our products should be based on prices for the existing drugs that comprise the active pharmaceutical ingredients in our combination products instead of allowing us to price our products at a premium as novel medicines.

Risks Related to Our Intellectual Property

Our success depends upon our ability to obtain and maintain intellectual property protection for our products and technologies.

        Our success will depend on our ability to obtain and maintain adequate protection of our intellectual property, including our proprietary drug discovery technology and any products or product candidates we plan to develop. In addition to taking other steps to protect our intellectual property, we intend to apply for patents with claims covering our technologies, processes, products and product candidates when and where we deem it appropriate to do so. We have applied for patent protection covering our clinical and preclinical product candidates and our drug discovery technologies in the United States, and some, but not all, foreign countries. In countries where we have not and do not seek patent protection, third parties may be able to manufacture and sell our products without our permission, and we may not be able to stop them from doing so.

        Similarly to other biotechnology companies, our patent position is generally uncertain and involves complex legal and factual questions. In addition, the laws of some foreign countries do not protect proprietary rights to the same extent as the laws of the United States, and other biotechnology companies have encountered significant problems in protecting and defending their proprietary rights in foreign jurisdictions. Whether filed in the United States or abroad, our patent applications may be challenged or may fail to result in issued patents. In addition, our existing patents and any future patents we obtain may not be sufficiently broad to prevent others from practicing our technologies or from developing or commercializing competing products. Furthermore, others may independently develop or commercialize similar or alternative technologies or drugs, or design around our patents. Our patents may be challenged, invalidated or fail to provide us with any competitive advantages.

        The United States Patent and Trademark Office and similar agencies in foreign jurisdictions may not agree with our view that our combination product candidates are patentable or novel and non-obvious, and on this basis may deny us patent protection. Even if we receive patent protection, others, including those who own patent or trade secret rights associated with the approved drugs that are active pharmaceutical ingredients of our product candidates, may attempt to invalidate our patent or trade secret rights. Even if our patent or trade secret rights are not directly challenged, disputes among third parties could lead to the weakening or invalidation of our intellectual property rights.

        If we do not obtain or we are unable to maintain adequate patent or trade secret protection for our products in the United States, competitors could duplicate them without repeating the extensive testing that we will be required to undertake to obtain approval of the products by the FDA. Regardless of any patent protection, under the current statutory framework the FDA is prohibited by law from approving any generic version of any of our combination products for three years after it has approved our product. Upon the expiration of that period, or if that time period is altered, the FDA could approve a generic version of our product unless we have patent protection sufficient for us to block that generic version. Without sufficient patent protection, the applicant for a generic version of our product would be required only to conduct a relatively inexpensive study to show that its product is bioequivalent to our product and would not have to repeat the studies that we conducted to demonstrate that the product is safe and effective. In the absence of adequate patent protection in other countries, competitors may similarly be able to obtain regulatory approval of products that duplicate our products.

We may be unable to in-license intellectual property rights or technology necessary to develop and commercialize our products

        Depending on its ultimate formulation and method of use, before we can develop, clinically test, make, use, or sell a particular product candidate, we may need to obtain a license from one or more third parties who have patent or other intellectual property rights covering components of our product candidate or its method of use. There can be no assurance that such licenses will be available on commercially reasonable terms, or at all. Because our product candidates are based on combinations of existing drugs, there may be a significant number of patents covering both the active pharmaceutical ingredients in our product candidates and their method of use. If a third party does not offer us a necessary license or offers a license only on terms that are unattractive or unacceptable to us, we might be unable to develop and commercialize one or more of our product candidates.

Confidentiality agreements with employees and others may not adequately prevent disclosure of trade secrets and other proprietary information.

        In our activities, we rely substantially upon proprietary materials, information, trade secrets and know-how to conduct our research and development activities, and to attract and retain collaborators, licensees and customers. We take steps to protect our proprietary rights and information, including the use of confidentiality and other agreements with our employees and consultants and in our academic and commercial relationships. However, these steps may be inadequate, agreements may be violated, or there may be no adequate remedy available for a violation of an agreement. We cannot assure you that our proprietary information will not be disclosed or that we can meaningfully protect our trade secrets. Our competitors may independently develop substantially equivalent proprietary information or may otherwise gain access to our trade secrets, which could adversely affect our ability to compete in the market.

Litigation or third party claims of intellectual property infringement could require substantial time and money to resolve. Unfavorable outcomes in these proceedings could limit our intellectual property rights and our activities.

        We may need to resort to litigation to enforce or defend our intellectual property rights, including any patents issued to us. If a competitor or collaborator files a patent application claiming technology also invented by us, in order to protect our rights, we may have to participate in an expensive and time consuming interference proceeding before the United States Patent and Trademark Office. We cannot guarantee that our product candidates will be free of claims by third parties alleging that we have infringed their intellectual property rights. Third parties may assert that we are employing their proprietary technologies without authorization and they may resort to litigation to attempt to enforce their rights. Third parties may have or obtain patents in the future and claim that the use of our technology or any of our product candidates infringes their patents. We may not be able to develop or commercialize combination product candidates because of patent protection others have. Our business will be harmed if we cannot obtain a necessary or desirable license, can obtain such a license only on terms we consider to be unattractive or unacceptable, or if we are unable to redesign our product candidates or processes to avoid actual or potential patent or other intellectual property infringement. Obtaining, protecting and defending patent and other intellectual property rights can be expensive and may require us to incur substantial costs, including the diversion of management and technical personnel. An unfavorable ruling in patent or intellectual property litigation could subject us to significant liabilities to third parties, require us to cease developing, manufacturing or selling the affected products or using the affected processes, require us to license the disputed rights from third parties, or result in awards of substantial damages against us. During the course of any patent litigation, there may be public announcements of the results of hearings, motions, and other interim proceedings or developments in the litigation. If securities analysts or investors regard these announcements as negative, the market price of our common stock may decline. General proclamations or statements by key public figures may also have a negative impact on the perceived value of our intellectual property.

        There can be no assurance that we would prevail in any intellectual property infringement action, will be able to obtain a license to any third party intellectual property on commercially reasonable terms, successfully develop non-infringing alternatives on a timely basis, or license non-infringing alternatives, if any exist, on commercially reasonable terms. Any significant intellectual property impediment to our ability to develop and commercialize our products could seriously harm our business and prospects.

Risks Related to Our Industry

Our competitors and potential competitors may develop products and technologies that make ours less attractive or obsolete.

        Many companies, universities, and research organizations developing competing product candidates have greater resources and significantly greater experience in financial, research and development, manufacturing, marketing, sales, distribution, and technical regulatory matters than we have. In addition, many competitors have greater name recognition and more extensive collaborative relationships. Our competitors could commence and complete clinical testing of their product candidates, obtain regulatory approvals, and begin commercial-scale manufacturing of their products faster than we are able to for our products. They could develop drug discovery technology or products that would render our drug discovery technology and product candidates, and those of our collaborators, obsolete and noncompetitive. They may also employ high throughput screening technologies to the discovery of combination drugs, which may render our technologies or our approach to drug discovery and development obsolete or noncompetitive. Our drug discovery technology will compete against well-established techniques to discover new drugs. If we are unable to compete effectively against these existing techniques and the companies that support them, then we may not be able to commercialize our product candidates or achieve a competitive position in the market. This would adversely affect our ability to generate revenues.

We may have significant product liability exposure which may harm our business and our reputation.

        We face exposure to product liability and other claims if our product candidates, products or processes are alleged to have caused harm. These risks are inherent in the testing, manufacturing, and marketing of human therapeutic products. Although we currently maintain product liability insurance, we may not have sufficient insurance coverage, and we may not be able to obtain sufficient coverage at a reasonable cost, if at all. Our inability to obtain product liability insurance at an acceptable cost or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of any products or product candidates that we develop. If we are sued for any injury caused by our products, product candidates or processes, our liability could exceed our product liability insurance coverage and our total assets. Claims against us, regardless of their merit or potential outcome, may also generate negative publicity or hurt our ability to obtain physician endorsement of our products or expand our business.

We use and generate materials that may expose us to expensive and time-consuming legal claims.

        Our development programs involve the use of hazardous materials, chemicals, and biological materials. We are subject to foreign, federal, state and local laws and regulations governing the use, manufacture, storage, and disposal of materials and waste products. We believe that our safety procedures for handling these materials comply with the standards prescribed by laws and regulations. However, we may incur significant costs to comply with current or future environmental laws and regulations. In addition, we cannot completely eliminate the risk of contamination or injury from hazardous materials. In the event of an accident, an injured party may seek to hold us liable for any damages that result. Any liability could exceed the limits or fall outside the coverage of our insurance, and we may not be able to maintain insurance on acceptable terms, if at all.

Risks Related to this Offering

Our common stock may have a volatile public trading price and a low trading volume.

        Prior to this offering, our equity did not trade in a public market. An active public market for our common stock may not develop or be sustained after this offering. The underwriters and we have determined the initial public offering price through negotiation. This price may not be indicative of the fair market value or the market price at which the common stock will trade after this offering. The market prices for securities of companies comparable to us have been highly volatile. Often, these stocks have experienced significant price and volume fluctuations for reasons unrelated to the operating performance of the individual companies. Factors giving rise to this volatility may include:

  •
  disclosure of actual or potential results with respect to product candidates we are developing;

  •
  regulatory developments in both the United States and abroad;

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  developments concerning proprietary rights, including patents and litigation matters;

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  public concern about the safety or efficacy of our product candidates or technology, or related technology, or new technologies generally;

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  public announcements by our competitors or others; and

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  general market conditions and comments by securities analysts and investors.

Fluctuations in our operating losses could adversely affect the price of our common stock.

        Our operating losses may fluctuate significantly on a quarterly basis. Some of the factors that may cause our operating losses to fluctuate on a period-to-period basis include the status of our preclinical and clinical development programs, level of expenses incurred in connection with our preclinical and clinical development programs, implementation or termination of collaboration, licensing, manufacturing or other material agreements with third parties, non-recurring revenue or expenses under any such agreement, and compliance with the regulatory requirements. Period-to-period comparisons of our historical and future financial results may not be meaningful, and investors should not rely on them as an indication of future performance. Our fluctuating losses may fail to meet the expectations of securities analysts or investors. Our failure to meet these expectations may cause the price of our common stock to decline.

Because of expected volatility in our trading price and trading volume, we may incur significant costs from class action litigation.

        Our stock price may fluctuate for many reasons, including as a result of public announcements regarding the progress of our development efforts, the addition or departure of our key personnel, variations in our quarterly operating results and changes in market valuations of pharmaceutical, biotechnology or other life science companies. Recently, when the market price of a stock has been volatile, as our stock price may be, holders of that stock have occasionally brought securities class action litigation against the company that issued the stock. If any of our stockholders were to bring a lawsuit of this type against us, even if the lawsuit is without merit, we could incur substantial costs defending the lawsuit. A stockholder lawsuit could also divert the time and attention of our management.

The sale of a substantial number of shares after this offering may cause the market price of our common stock to decline.

        The market price of your common stock may decline if our stockholders or we sell shares of our common stock after this offering. As of December 9, 2004, options to purchase 4,499,175 shares of our common stock, with a weighted average exercise price of $0.57 per share, were outstanding. In addition, as of December 9, 2004, warrants to purchase 388,955 shares of our common stock, at a weighted average exercise price of $3.78 per share, were outstanding. We intend to file registration statements ninety days following this offering to permit the sale of 8,300,000 shares of our common stock issuable under our stock option plans.

        Future sales of common stock in the public market following this offering could adversely affect the market price of our common stock. After this offering, we will have     shares of common stock outstanding. Of these shares, the    shares sold in this offering will be freely transferable without restriction, except to the extent that any of these shares are held by our affiliates or by our employees, officers or directors and their immediate family members who have signed lock-up agreements.

        Holders of 24,966,801 shares of our common stock, holders of options to purchase 2,593,000 shares of our common stock and holders of warrants to purchase 388,955 shares of our common stock have signed lock-up agreements or are subject to agreements among the stockholders that restrict sale of their shares for 180 days after the closing of this offering. Under these lock-up agreements, our stockholders have agreed, subject to certain limited exceptions, not to sell any shares of our common stock (or securities convertible into or exchangeable or exercisable for common stock) owned by them for a period of 180 days after the closing of this offering, unless they first obtain the written consent of SG Cowen & Co., LLC. At the end of such 180 day period, approximately            shares of common stock, plus up to an additional approximately            shares issuable upon the exercise of vested options and warrants, will be eligible for immediate resale subject to the applicable provisions under Rule 144.

        The remainder of the approximately    shares of common stock outstanding or issuable upon exercise of options or warrants held by existing stockholders, option holders or warrant holders will become eligible for sale following the 180 day lock up period at various times over a period of approximately two years. These shares could be sold earlier (but not before the end of the 180 day lock-up period) if the holders exercise registration rights that are available to them. The holders of    shares of our common stock will have the right in some circumstances to require us to register their shares for resale to the public or to participate in a registration of shares by us.

If you purchase our common stock in this offering, you will incur immediate and substantial dilution in the book value of your shares.

        The initial public offering price is substantially higher than the net tangible book value per share of our common stock. Investors purchasing common stock in this offering will pay a price per share that substantially exceeds the book value of our tangible assets after subtracting our liabilities. As a result, investors purchasing common stock in this offering will incur immediate dilution of $            per share, based on an initial public offering price of $            per share. Further, investors purchasing common stock in this offering will contribute approximately            % of the total amount invested by stockholders since our inception, but will own only approximately    % of the shares of common stock outstanding.

        This dilution is due to our investors who purchased shares prior to this offering having paid substantially less than the price offered to the public in this offering when they purchased their shares and the exercise of stock options granted to our employees. As of December 9, 2004, options to purchase 4,499,175 shares of our common stock at a weighted average exercise price of $0.57 per share were outstanding, together with warrants to purchase 388,955 shares of our common stock, at a weighted average exercise price of $3.78 per share. The exercise of any of these options or warrants would result in additional dilution. As a result of the dilution to investors purchasing shares in this offering, investors may receive significantly less than the purchase price paid in this offering, if anything, in the event of a liquidation.

We may allocate the proceeds from this offering in ways that stockholders may not support.

        Our management will have considerable discretion in the application of the net proceeds of this offering, and you will not have the opportunity, as part of your investment decision, to assess whether we are using the proceeds appropriately. We may use the net proceeds for corporate purposes that do not increase our profitability or our stock price. Pending use of the net proceeds of this offering, we intend to invest the net proceeds in accordance with our investment policy, which includes investments in short-term, interest-bearing, investment-grade securities or guaranteed obligations of the United States or other governments or their agencies.

As a public company, we will incur increased costs as a result of recently enacted and proposed changes in laws and regulations relating to corporate governance matters.

        As a public company, recently enacted and proposed changes in the laws and regulations affecting public companies, including the provisions of the Sarbanes-Oxley Act of 2002 and rules adopted or proposed by the United States Securities and Exchange Commission, or SEC, and by the Nasdaq Stock Market, will result in increased costs to us. These laws and regulations will also make it more difficult or more costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers. We cannot estimate the amount or timing of additional costs we may incur as a result of these laws and regulations.

Anti-takeover provisions in our charter documents and provisions of Delaware law may make an acquisition more difficult.

        We are incorporated in Delaware. Anti-takeover provisions of Delaware law and our charter documents may make a change in control more difficult. Also, under Delaware law, our board of directors may adopt additional anti-takeover measures.

        Our charter authorizes our board of directors to issue up to 5,000,000 shares of preferred stock and to determine the terms of those shares of stock without any further action by our stockholders. If the board of directors exercises this power to issue preferred stock, it could be more difficult for a third party to acquire a majority of our outstanding voting stock.

        Our charter also provides staggered terms for the members of our board of directors. These provisions may prevent stockholders from replacing the entire board in a single proxy contest, making it more difficult for a third party to acquire control of us without the consent of our board of directors. In addition, our directors may only be removed for cause and our bylaws limit the ability our stockholders to call special meetings of stockholders.

        Our equity incentive plans generally permit our board of directors to provide for acceleration of vesting of options granted under these plans in the event of certain transactions that result in a change of control. If our board of directors uses its authority to accelerate vesting of options, this action could make an acquisition more costly, and it could prevent an acquisition from going forward.

        Under Section 203 of the Delaware General Corporation Law, a corporation may not engage in a business combination with any holder of 15% or more of its capital stock until the holder has held the stock for three years unless, among other possibilities, the board of directors approves the transaction. Our board of directors could use this provision to prevent changes in management. The existence of the foregoing provisions could limit the price that investors might be willing to pay in the future for shares of our common stock.

Our officers and directors and other affiliates may be able to exert significant control over the company.

        After this offering, our executive officers, directors, and their affiliates will control approximately    % of our outstanding common stock. Therefore, our directors and officers will have the ability to influence the company through this ownership position.

        These stockholders may be able to determine all matters requiring stockholder approval. For example, these stockholders may be able to control elections of directors, amendments of our organizational documents, or approval of any merger, sale of assets, or other major corporation transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our common stock that you may feel are in your best interest as one of our stockholders.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future financial position, business strategy and plans, business model and approach and objectives of management for future operations, are forward-looking statements. Generally, the forward-looking statements in this prospectus use words like "anticipate," "believe," "could," "estimate," "expect," "future," "intend," "may," "opportunity," "plan," "potential," "project," "seek," "will" and similar terms.

        These forward-looking statements include, but are not limited to, statements about:

  •
  the initiation, timing, progress and results of our preclinical and clinical trials, research and development programs and drug discovery process;

  •
  our ability to advance product candidates into clinical trials;

  •
  the further clinical development and commercialization of our product candidates;

  •
  the implementation of our business model, strategic plans for our business, product candidates and drug discovery technology;

  •
  the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and drug discovery technology;

  •
  our ability to operate our business without infringing the intellectual property rights of others;

  •
  estimates of our expenses, future revenues, capital requirements and our needs for additional financing;

  •
  our ability to establish and maintain corporate collaborations;

  •
  the timing of regulatory filings and approvals;

  •
  our use of proceeds from this offering;

  •
  our financial performance; and

  •
  competitive companies, technologies and our industry.

        Our actual results could differ significantly from the results discussed in the forward-looking statements in this prospectus. Many factors could cause or contribute to these differences, including the factors discussed in the sections of this prospectus entitled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." You should carefully read this entire prospectus, particularly the section entitled "Risk Factors," before you make an investment decision. The forward-looking statements in this prospectus are based on management's beliefs and assumptions and information only as of the dates of this prospectus, and the forward-looking events discussed in this prospectus might not occur. Therefore, you should not place undue reliance on our forward-looking statements. Except as required by law, we undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future earnings, or otherwise.

USE OF PROCEEDS

        We estimate that our net proceeds from the sale of the            shares of our common stock in this offering, assuming an initial public offering price of $                      per share, will be approximately $                      , or approximately $                      if the underwriters exercise their over-allotment option in full. This estimate is after deduction of all estimated underwriting discounts, commissions and estimated offering expenses that are payable by us.

        We plan to use the net proceeds from this offering to fund:

  •
  preclinical and clinical development of existing product candidates;

  •
  discovery and development of additional product candidates;

  •
  in-licensing of products or technologies or acquisitions of complementary businesses; and

  •
  working capital, capital expenditures and other general corporate purposes.

        The amount and timing of our actual expenditures will depend upon numerous factors, including the progress of our research, the advancement of product candidates into clinical trials, timing and results of clinical studies, timing of regulatory submissions, any terms or conditions imposed by regulatory agencies, the amount of proceeds actually raised in this offering and the amount of cash used by our operations.

        We have not determined the amount of net proceeds to be used specifically for any of the purposes listed above. Our management will have broad discretion to allocate the net proceeds from this offering. Pending such use of the net proceeds, we intend to invest the net proceeds from this offering in accordance with our investment policy, which includes investments in short-term, interest-bearing, investment-grade securities or guaranteed obligations of the United States or other governments or their agencies.

DIVIDEND POLICY

        We have never paid cash dividends on our common stock. We currently do not anticipate paying cash dividends on our common stock in the foreseeable future. We currently intend to retain earnings, if any, to finance the growth and development of our business. Payment of future dividends, if any, will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, restrictions contained in current or future financing instruments and other factors that our board of directors deems relevant.

CAPITALIZATION

        The following table shows, as of September 30, 2004, our cash, cash equivalents and marketable securities and capitalization:

  •
  on an actual basis;

  •
  on a pro forma basis to reflect the automatic conversion of 22,907,015 shares of our convertible preferred stock and redeemable convertible preferred stock into an aggregate of 23,391,628 shares of common stock upon the closing of this offering; and

  •
  on a pro forma, as adjusted basis to reflect (a) the automatic conversion of 22,907,015 shares of our preferred stock into an aggregate of 23,391,628 shares of common stock upon the closing of this offering (b) the issuance and sale of                        shares of common stock in this offering at the initial offering price of $                               per share and the receipt of the estimated net proceeds therefrom, after deducting the underwriting discount and commissions and estimated offering expenses payable by us.

        This table does not include 2,812,080 shares of common stock that are issuable upon exercise of stock options that were outstanding as of September 30, 2004. The weighted average exercise price of these outstanding options is $0.49. This table also does not include 405,405 shares of common stock that are issuable upon the exercise of outstanding warrants outstanding as of September 30, 2004 at a weighted average exercise price of $3.62 per share.

        This table should be read in conjunction with our financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

	As of September 30, 2004
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands)
Cash, cash equivalents and marketable securities	$40,328	$40,328

Current portion of notes payable	$846	$846
Notes payble, less current portion	1,719	1,719
Convertible preferred stock and redeemable convertible preferred stock:
Series A convertible preferred stock, $0.001 par value; 503,400 shares authorized, issued and outstanding, actual; and no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	2,500	—
Series B redeemable convertible preferred stock, $0.001 par value; 3,364,250 shares authorized, issued and outstanding, actual; and no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	19,125	—
Series C redeemable convertible preferred stock, $0.001 par value; 10,795,666 shares authorized, 10,746,666 shares issued and outstanding, actual; and no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	46,931	—
Series D redeemable convertible preferred stock, $0.001 par value; 8,483,320 shares authorized, 8,292,699 shares issued and outstanding, actual; and no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	33,384	—
Stockholders' deficit:
Common stock, $0.001 par value; 29,500,000 shares authorized and 1,516,773 shares issued and outstanding, actual; 29,500,000 shares authorized and 24,908,406 shares issued and outstanding pro forma; and authorized and shares issued and outstanding pro forma as adjusted	2	25
Additional paid-in capital	—	101,917
Deferred stock compensation	(2,002)	(2,002)
Accumulated other comprehensive loss	(13)	(13)
Deficit accumulated during the development stage	(60,943)	(60,943)

Total stockholders' (deficit) equity	(62,956)	38,984

Total capitalization	$41,549	$41,549

DILUTION

        Our pro forma net tangible book value as of September 30, 2004 was $39.0 million, or $1.57 per share of common stock, after giving effect to the conversion of all outstanding convertible preferred stock and redeemable convertible preferred stock. Historical net tangible book value per share represents our total assets less total liabilities and convertible preferred stock and redeemable convertible preferred stock, divided by the number of shares of common stock outstanding. The pro forma net tangible book value per share before this offering represents our total assets less total liabilities and convertible preferred stock and redeemable convertible preferred stock, divided by the pro forma number of shares of common stock outstanding as of September 30, 2004. Net tangible book value per share to new investors is the difference between the amount per share paid by purchasers of common stock in this offering and the pro forma net tangible book value per share immediately following the offering. Pro forma net as adjusted tangible book value per share after this offering gives effect to the application of net proceeds from the sale of                        shares of our common stock in this offering, at the initial public offering price of $                              per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. As of September 30, 2004, our pro forma net tangible book value after this offering would have been $                              , or $            per share.

        This represents an immediate increase in net tangible book value to existing stockholders of $                              per share and an immediate dilution to new investors of $                              per share. The following table illustrates the per share dilution:

Assumed initial public offering price per share		$
Historical net tangible book value per share as of September 30, 2004	$(0.04)
Increase attributable to conversion of convertible preferred stock	1.61

Pro forma net tangible book value per share at September 30, 2004	1.57
Increase per share attributable to new investors

Pro forma as adjusted net tangible book value per share after offering

Dilution of net tangible book value per share to new investors		$

        Assuming the exercise in full of the underwriters' over-allotment option, our adjusted pro forma net tangible book value after this offering at September 30, 2004 would have been approximately $                      per share, representing an immediate increase in pro forma tangible book value of $                      per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of $                      per share to purchasers in this offering.

        The following table lists, as of September 30, 2004, the number of shares of common stock purchased, the total amount paid, and the average price per share paid by our existing stockholders. The following table also lists on a pro forma basis the number of shares of common stock purchased and the total amount paid, calculated before deduction of the underwriting discount and estimated offering expenses, and the average price per share paid by the new investors in this offering assuming the sale of            shares of our common stock at the initial public offering price of $                              per share.

	Shares Issued			Total Consideration
Average Price per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors			%			%	$

Total			%	$		%

        Both of the above tables reflect the conversion of 22,907,015 shares of our convertible preferred stock and redeemable convertible preferred stock into 23,391,628 shares of common stock upon the closing of this offering and assume no exercise of the underwriters' over-allotment option and no exercise of stock options or warrants that were outstanding as of September 30, 2004. As of September 30, 2004, there were options outstanding to purchase 2,812,080 shares of our common stock, at a weighted average exercise price of $0.49 per share. As of September 30, 2004, there were warrants outstanding to purchase 405,405 shares of our common stock at an exercise price of $3.62 per share. If any or all of these options or warrants are exercised, then there will be further dilution to our investors, including the purchasers in this offering.

        Assuming the exercise in full of the underwriter's over-allotment option, the number of shares held by new investors will increase to                        shares, or     % of the total number of shares of common stock outstanding after this offering.

SELECTED FINANCIAL DATA

        This section presents our historical financial data. You should read the selected financial data below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and notes related to those financial statements included elsewhere in this prospectus. The selected financial data in this section are not intended to replace the financial statements. We have derived the statement of operations data for the years ended December 31, 2001, 2002 and 2003 and the balance sheet data as of December 31, 2002 and 2003 from our financial statements included elsewhere in this prospectus, which have been audited by Ernst & Young LLP, independent auditors. We derived the statement of operations data for the period March 28, 2000 (inception) through December 31, 2000 and the balance sheet data for December 31, 2000 and 2001 from our audited financial statements which are not included herein. The statement of operations data for the nine months ended September 30, 2003 and 2004, and the balance sheet data as of September 30, 2004, have been derived from our unaudited financial statements included elsewhere in this prospectus. In the opinion of management, the unaudited financial statements have been prepared on the same basis as the audited financial statements and contain all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of our results of operations for these periods and position on that date. See the notes to the financial statements for an explanation of the method used to determine the number of shares used in determining basic and diluted and pro forma basic and diluted net loss per common share. Pro forma basic and diluted net loss per common share have been calculated assuming the conversion of all outstanding shares of convertible preferred stock and redeemable convertible preferred stock into shares of common stock.

	Period from Inception through December 31, 2000				Nine Months Ended September 30,
		Year Ended December 31,
		2001	2002	2003	2003	2004
	(in thousands, except per share amounts)
Statement of Operations Data:
Operating expenses:
Research and development	$599	$3,827	$9,871	$12,145	$8,663	$11,096
General and administrative	255	1,906	3,640	4,501	3,109	3,696

Total operating expenses	854	5,733	13,511	16,646	11,772	14,792

Loss from operations	(854)	(5,733)	(13,511)	(16,646)	(11,772)	(14,792)
Interest income	21	254	296	499	430	359
Interest expense	—	(84)	(356)	(176)	(133)	(192)

Net loss	(833)	(5,563)	(13,571)	(16,323)	(11,475)	(14,625)
Accretion of dividends on preferred stock	—	664	2,200	4,434	3,326	4,818

Net loss attributable to common stockholders	$(833)	$(6,227)	$(15,771)	$(20,757)	$(14,801)	$(19,443)

Net loss per common share: basic and diluted	$(0.55)	$(4.14)	$(10.48)	$(13.79)	$(9.83)	$(12.86)

Shares used in computing basic and diluted net loss per common share	1,505	1,505	1,505	1,505	1,505	1,512

Pro forma basic and diluted net loss per common share				$(0.98)		$(0.63)

Shares used in computing pro forma basic and diluted net loss per common share				16,604		23,366
	As of December 31,
					As of September 30, 2004
	2000	2001	2002	2003
	(in thousands)
Balance Sheet Data:
Cash, cash equivalents and marketable securities	$1,090	$10,802	$35,791	$20,911	$40,328
Working capital	1,005	9,581	34,505	18,216	38,041
Total assets	1,393	14,320	39,717	24,586	43,397
Long-term debt, less current maturities	3	1,319	915	560	1,719
Convertible preferred stock and redeemable convertible preferred stock	2,125	18,296	60,796	65,230	101,940
Accumulated deficit	(847)	(7,003)	(23,550)	(43,446)	(60,943)
Total stockholders' deficit	(835)	(7,035)	(23,627)	(44,178)	(62,956)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

        You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our financial statements and their notes appearing elsewhere in this prospectus. The following discussion contains forward-looking statements, that involve risks and uncertainties. Our actual results and the timing of certain events could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those discussed below and elsewhere in this prospectus, particularly under the heading "Risk Factors."

Overview

        We are a biopharmaceutical company focused on developing new medicines built from synergistic combinations of approved drugs. To date, we have devoted substantially all of our resources to the development of our drug discovery technology and the research and development of our drug candidates, including conducting preclinical and clinical trials and seeking protection for our technology and product candidates. Since our inception in March 2000, we have had no revenue from product sales, and have funded our operations principally through the private placement of equity securities and debt financings.

        We have never been profitable and, as of September 30, 2004, we have an accumulated deficit of $60.9 million. We had net losses of $833,000 for the period from inception through December 31, 2000, $5.6 million for the year ended December 31, 2001, $13.6 million for the year ended December 31, 2002, and $16.3 million for the year ended December 31, 2003. We expect to incur significant and increasing operating losses for the foreseeable future as we advance our product candidates from discovery through preclinical and clinical trials and seek regulatory approval and eventual commercialization. In addition to these increasing research and development expenses, we expect general and administrative costs to increase as we add personnel and begin to operate as a public company. We will need to generate significant revenues to achieve profitability and may never do so.

Financial Operations Overview

        Revenue.    We have not generated any product revenue since our inception and do not expect to generate any revenue from the sale of products for the foreseeable future. We will seek to generate revenue from a combination of research funding, up-front license fees, milestone payments, royalties and product sales.

        Research and Development.    Research and development expense consists of expenses incurred in connection with developing and advancing our drug discovery technology and identifying and developing our product candidates. These expenses consist primarily of salaries and related expenses, facility costs and costs for clinical trials including related contract research, formulation and manufacturing. We charge all research and development expenses to operations as incurred.

        Clinical development timelines, likelihood of success and total costs vary widely. At this time, due to the risks inherent in the clinical trial process and given the early stage of development of our product candidates, we do not currently track our internal research and development costs or our personnel and related costs on an individual product candidate basis. We use our research and development resources, including employees and our drug discovery technology, across multiple drug development programs. As a result, we cannot state precisely the costs incurred for each of our clinical and preclinical product candidates. However, we estimate that, to date, the total payments made by us to third parties for preclinical and clinical trials associated with CRx-139, CRx-102, CRx-119, CRx-140, CRx-150, CRx-170 and CRx-026 are $1.2 million for the nine months ended September 30, 2004, and $966,000, $27,000 and $0, respectively, for the years ended December 31, 2003, 2002 and 2001. We expect our research and development costs to be substantial and to increase as we advance our current portfolio of product candidates through clinical trials and move other product candidates into preclinical and clinical trials.

        Based on the results of our clinical trials, we expect to selectively advance some product candidates into late stage clinical trials. We anticipate that we will select product candidates and research projects for further development on an ongoing basis in response to the preclinical and clinical success and commercial potential.

        General and Administrative.    General and administrative expense consists primarily of salaries and related expenses for personnel in administrative, finance, business development and human resource functions. Other costs include legal costs of pursuing patent protection of our intellectual property, unallocated facility costs and professional fees for legal services. After this offering, we anticipate increases in general and administrative expense relating to operating as a public company. These increases will likely include legal fees, accounting fees and directors' and officers' insurance premiums as well as fees for investor relations services.

Results of Operations

Nine Months Ended September 30, 2004 and 2003

        Revenue.    We did not record any revenue for the nine months ended September 30, 2004 or for the nine months ended September 30, 2003.

        Research and Development.    Research and development expense for the nine months ended September 30, 2004 was $11.1 million compared to $8.7 million for the nine months ended September 30, 2003. This increased research and development expense principally resulted from an increase of $934,000 for personnel costs related to an increase in research and development headcount and an increase of $862,000 for external clinical trial costs related to advancing our immuno-inflammatory product candidates into clinical trials. Included in research and development expense are stock-based compensation charges of $201,000 and $26,000 for the nine months ended September 30, 2004 and September 30, 2003 respectively relating primarily to the grant of stock options to employees at prices below the deemed fair market value of common stock at the date of grant. The increase in the charge for the period ended September 30, 2004 is due to the amortization of grants made in the fourth quarter of 2003.

        General and Administrative.    General and administrative expense for the nine months ended September 30, 2004 was $3.7 million compared to $3.1 million for the nine months ended September 30, 2003. This increase in general and administrative expense was primarily due to a $280,000 increase in external consulting fees and a $277,000 increase in legal fees related to protecting our intellectual property. Included in general and administrative expense are stock-based compensation charges of $172,000 and $11,000 for the nine months ended September 30, 2004 and September 30, 2003 respectively relating primarily to the grant of stock options at prices below the deemed fair market value of common stock at the date of grant. The increase in the charge for the period ended September 30, 2004 is due to the amortization of grants made in the fourth quarter of 2003.

        Interest Income.    Interest income decreased to $359,000 for the nine months ended September 30, 2004 from $430,000 for the nine months ended September 30, 2003. The decrease in interest income was primarily caused by decreases in the average interest rates earned on our investments.

        Interest Expense.    Interest expense increased to $192,000 for the nine months ended September 30, 2004 from $133,000 for the nine months ended September 30, 2003. The increase in interest expense was primarily caused by a higher non-cash interest charge associated with warrants granted in connection with our debt financing in October 2003.

Twelve Months Ended December 31, 2003, 2002 and 2001

        Revenue.    We did not record any revenue for the years ended December 31, 2003, 2002 and 2001.

        Research and Development.    Research and development expense for the year ended December 31, 2003 was $12.1 million compared to $9.9 million for the year ended December 31, 2002 and $3.8 million for the year ended December 31, 2001. The increase from 2002 to 2003 principally resulted from an increase of $1.3 million for personnel costs related to an increase in research and development headcount, an increase of $463,000 in external clinical trial costs and an increase of $357,000 for animal studies. The increase from 2001 to 2002 was primarily caused by higher personnel costs of $2.3 million as a result of increased research and development headcount and higher occupancy costs of $1.1 million. Other increases from 2001 to 2002 include increased lab supply expenditures of $616,000 and higher external clinical trial costs of $503,000. Included in research and development expense are stock-based compensation charges of $75,000 for the year ended December 31, 2003, relating primarily to the grant of stock options to employees at prices below the deemed fair market value of common stock at the date of grant. There were no stock-based compensation charges for the year ended December 31, 2002 and 2001. As a result of stock option grants made in December 2004, the amount of such compensation expense will increase significantly in the fourth quarter of 2004.

        General and Administrative.    General and administrative expense for the year ended December 31, 2003 was $4.5 million compared to $3.6 million for the year ended December 31, 2002 and $1.9 million for the year ended December 31, 2001. The increase from 2002 to 2003 was primarily due to a $398,000 increase in occupancy expenses, a $283,000 increase in personnel costs as a result of an increase in headcount and a $271,000 increase in legal fees related to protecting our intellectual property. The increase from 2001 to 2002 was primarily caused by higher personnel costs of $935,000 as a result of an increase in headcount and higher legal fees of $443,000 related to protecting our intellectual property.

        Interest Income.    Interest income increased to $499,000 for the year ended December 31, 2003 from $296,000 for the year ended December 31, 2002 and $254,000 for the year ended December 31, 2001. The increase in interest income in each year was primarily caused by increases in the average fund balances available for investment.

        Interest Expense.    Interest expense decreased to $176,000 for the year ended December 31, 2003 from $356,000 for the year ended December 31, 2002 and $84,000 for the year ended December 31, 2001. The decrease in interest expense from 2002 to 2003 was primarily caused by a lower non-cash interest charge associated with warrants granted in connection with our previous debt financing. Interest expense from 2001 to 2002 increased due to an increase in average outstanding debt.

Liquidity and Capital Resources

        Since our inception in March of 2000, we have funded our operations principally through the private placement of equity securities, which provided aggregate net cash proceeds of approximately $88.8 million. We have also generated funds from debt financing and interest income. As of September 30, 2004, we had cash, cash equivalents and short-term investments of approximately $40.3 million. Our funds are currently invested in investment grade and United States government securities.

        During the nine months ended September 30, 2004 and 2003, our operating activities used cash of $13.1 million and $9.8 million, respectively. Our operating activities used cash of $14.1 million, $13.2 million and $4.5 million in the years ended December 31, 2003, 2002 and 2001, respectively. The use of cash in all periods primarily resulted from our losses from operations and changes in our working capital accounts. The increase in cash used in operations in 2002 as compared to 2001 was due to our increase in research and development activities.

        During the nine months ended September 30, 2004, our investing activities used cash of $36.1 million compared to $20.6 million of cash provided by investing activities for the nine months ended September 30, 2003. The use of cash in the nine months ended September 30, 2004 is a result of the movement of a portion of our cash into securities consisting of United States government and investment grade instruments. The cash provided by investment activities in the nine months ended September 30, 2003 resulted from the sale of securities to fund current operations. Our investing activities provided cash of $20.4 million in the fiscal year ended December 31, 2003 and used cash of $25.9 million and $3.2 million in the years ended December 31, 2002 and 2001, respectively. Our investment activities consisted of purchases of property and equipment and purchases and maturities of marketable securities. The cash provided in 2003 resulted from the liquidation of our investment portfolio in order to fund operations. In 2002, funds raised in connection with the sale of our Series C redeemable convertible preferred stock were invested in short-term marketable securities resulting in a $24.6 million use of cash. We expect to have no material capital expenditures for the balance of the 2004 fiscal year and may have an increase in capital expenditures for the 2005 fiscal year principally related to lease improvements for our new facility, but the amount of such capital expenditures cannot be determined until we reach a definitive agreement.

        During the nine months ended September 30, 2004, financing activities provided cash of $32.6 million compared to $86,000 in the nine months ended September 30, 2003. Our financing activities provided $126,000, $39.5 million and $17.4 million in the years ended December 31, 2003, 2002 and 2001, respectively. The cash provided in 2004 is a result of the sale and issuance of 8.3 million shares of Series D redeemable convertible preferred stock in February and March 2004. Our financing activities since inception consisted primarily of the sale of preferred stock to private investors in the net amount of $88.8 million and proceeds from our equipment lines of credit in the amount of $9.3 million, which were offset by the net repayment of our equipment lines of credit.

        In July 2004, we refinanced our equipment line of credit. Under the new arrangement, we may borrow up to $3 million through June 2005. Amounts borrowed under the facility are repayable over 36 months and bear interest at 8.42% per annum. In connection with the financing, the lender received a warrant to purchase 15,561 shares of our Series D redeemable convertible preferred stock at an exercise price of $3.8558. As of September 30, 2004, there were no amounts available under the equipment line of credit and no warrants had been exercised.

        In September 2004, we obtained an additional line of credit with a bank which permits borrowings of up to $10.0 million through September 2005. From now until September 30, 2005, borrowings under the line are repayable over 48 months and bear interest at a rate of the prime interest rate plus 1.5% and thereafter will bear interest at an interest rate fixed as the prime interest rate on September 30, 2005 plus 1.5%. In addition, a fee of 14% of actual drawdowns is due at final payment. In connection with the financing, the lender received a warrant to purchase 90,772 shares of Series D redeemable convertible preferred stock at an exercise price of $3.8558, and is entitled to additional warrants equal to 3.25% of actual drawdowns. As of September 30, 2004, the entire $10 million was available for future drawdowns.

Contractual Obligations and Commitments

        The following table summarizes our contractual obligations at December 31, 2003 and the effects such obligations are expected to have on our liquidity and cash flows in future periods.

Contractual Obligations	Total	2004	2005 through 2006	2007 through 2008	After 2008
Short and long-term debt	$2,018,000	$1,458,000	$560,000	$—	$—
Operating lease obligations	$3,206,000	$1,202,000	$2,004,000	—	—

Total contractual cash obligations(1)	$5,224,000	$2,660,000	$2,564,000	$—	$—

(1)
We have signed a non-binding letter of intent and are engaged in discussions with a third party regarding the lease of new office space. Because we have not yet reached a definitive agreement, we are not currently able to estimate the expected increase.

        In connection with our agreement with the Spinal Muscular Atrophy Foundation, or SMA Foundation, if our revenues from any drug candidates developed under the agreement exceed on a cumulative basis more than $100 million we are obligated to donate an amount equal to 200% of all payments received from the SMA Foundation to the SMA Foundation or another not-for-profit entity designated by them. We have received $190,000 under this agreement through September 30, 2004. Because of the uncertainty over when, if ever, such payment must be made, it is not included in the above table.

        Based on our operating plans, we expect the proceeds of this offering, together with our existing resources, to be sufficient to fund our planned operations, including our continued research and drug development, for at least 30 months from the date of this prospectus. However, we may require significant additional funds earlier than we currently expect to conduct additional clinical trials and seek regulatory approval of our product candidates. We may seek additional funding through collaboration agreements and public or private financings. Additional funding may not be available to us on acceptable terms or at all. In addition, the terms of any financing may adversely affect the holdings or the rights of our stockholders. For example, if we raise additional funds by issuing equity securities, further dilution to our existing stockholders may result. If we are unable to obtain funding on a timely basis, we may be required to significantly curtail one or more of our research or development programs. We also could be required to seek funds through arrangements with collaborators or others that may require us to relinquish rights to some of our technologies or product candidates which we would otherwise pursue on our own.

Funding Requirements

        We expect to use the net proceeds from this offering for the continued clinical development of our existing portfolio of product candidates, the discovery and development of additional product candidates, the in-licensing of products or technologies or the possible acquisition of complementary businesses, and for working capital, capital expenditures and other general corporate purposes.

        We expect to incur substantial costs and losses as we continue to advance our product candidates into preclinical and clinical trials and as we expand our research and development activities. Our funding requirements will depend on numerous factors, including:

  •
  the progress of our research and development programs, including the completion of our preclinical and clinical trials for our current product candidates and the nature of the results from these studies;

  •
  the number of product candidates we advance into later stage clinical trials and the scope of our research and development programs;

  •
  our ability to discover additional product candidates using our drug discovery technology and advance them into clinical development;

  •
  the costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims for our drug discovery technology and product candidates and avoiding the infringement of intellectual property of others;

  •
  the time and costs involved in obtaining regulatory approvals for our product candidates;

  •
  our ability to establish and maintain collaborative arrangements;

  •
  the potential in-licensing of other products or technologies or the acquisition of complementary businesses;

  •
  the cost of manufacturing, marketing and sales activities, if any; and

  •
  the timing, receipt and amount of revenues if any, from our product candidates.

        We do not expect to generate significant revenues, other than payments that we receive from our current collaboration partners or other similar collaborations we may enter into in the future, until we successfully obtain marketing approval for, and begin selling one or more of our product candidates. We believe the key factors that will affect our internal and external sources of cash are:

  •
  the success of our preclinical and clinical development programs;

  •
  our ability to successfully develop, manufacture, obtain regulatory approval for and commercialize our product candidates;

  •
  our ability to enter into strategic collaborations with corporate collaborators and the success of such collaborations; and

  •
  the receptivity of the capital markets to financings by biotechnology companies.

Off-Balance Sheet Arrangements

        We do not have any off-balance sheet arrangements or relationships with unconsolidated entities of financial partnerships, such as entities often referred to as structured finance or special purpose entities.

Tax Loss Carryforwards

        We had net operating loss carryforwards available to offset future federal taxable income of $19.0 million as of December 31, 2003, as well as federal and state research and development tax credit carryforwards of $681,000 and $431,000, respectively, available to offset future federal taxes. The net operating loss and credit carryforwards expire at various dates through 2023. Under the provisions of the Internal Revenue Code, certain substantial changes in the Company's ownership may result in a limitation on the amount of net operating loss carryforwards and research and development carryforwards which could be utilized annually to offset future taxable income and taxes payable.

Critical Accounting Policies and Estimates

        Our discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with United States generally accepted accounting principles, or GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an ongoing basis, we evaluate our estimates and judgments, including those related to revenue, accrued expenses and the fair value of our common stock. We base our estimates on historical experience, known trends and events and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

        We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our financial statements.

Revenue

        We record revenue on an accrual basis as it is earned and when amounts are considered collectible. Revenues received in advance of performance obligations or in cases where we have a continuing obligation to perform services, are deferred and recognized over the performance period. Revenues from milestone payments that represent the culmination of a separate earnings process are recorded when the milestone is achieved. Contract revenues are recorded as the services are performed. When we are required to defer revenue, the period over which such revenue should be recognized is subject to estimates by management and may change over the course of the collaborative agreement.

Accrued Expenses

        As part of the process of preparing financial statements, we are required to estimate accrued expenses. This process involves identifying services which have been performed on our behalf, and estimating the level of service performed and the associated cost incurred for such service as of each balance sheet date in our financial statements. Examples of estimated expenses for which we accrue include contract service fees paid to contract manufacturers in conjunction with the production of clinical drug supplies and to contract research organizations in connection with our preclinical and clinical trials. In connection with such service fees, our estimates are most affected by our understanding of the status and timing of services provided relative to the actual levels of services incurred by such service providers. The majority of our service providers invoice us monthly in arrears for services performed. In the event that we do not identify certain costs, which have begun to be incurred, or we under- or over-estimate the level of services performed or the costs of such services, our reported expenses for such period would be too low or too high. The date on which certain services commence, the level of services performed on or before a given date and the cost of such services are often determined based on subjective judgments. We make these judgments based upon the facts and circumstances known to us in accordance with GAAP.

Stock-Based Compensation

        We have elected to follow Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, in accounting for our stock-based compensation plans, rather than the alternative fair value method provided for under Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation. In 2003 and 2004, certain grants of stock options were made at exercise prices less than the deemed fair value of our common stock and, as a result, we recorded deferred stock compensation. In the notes to our financial statements, we provide pro forma disclosures in accordance with SFAS No. 123. We account for transactions in which services are received from non-employees in exchange for equity instruments based on the fair value of such services received or of the equity instruments issued, whichever is more reliably measured, in accordance with SFAS No. 123 and the Emerging Issues Task Force (EITF) Issue

No. 96-18, Accounting for Equity Instruments that Are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.

        Accounting for equity instruments granted or sold by us under APB Opinion No. 25, SFAS No. 123 and EITF Issue No. 96-18 requires fair value estimates of the equity instrument granted or sold. If our estimates of the fair value of these equity instruments are too high or too low, our expenses may be over or under stated. Equity instruments granted or sold in exchange for the receipt of goods or services and the value of those goods or services cannot be readily estimated, as is true in connection with most stock options and warrants granted to employees and non-employees. We estimated the fair value of the equity instruments based upon consideration of factors which we deemed to be relevant at the time. Because shares of our common stock have not been publicly traded, market factors historically considered in valuing stock and stock option grants include comparative values of public companies discounted for the risk and limited liquidity provided for in the shares we are issuing, pricing of private sales of our redeemable convertible preferred stock, prior valuations of stock grants and the effect of events that have occurred between the time of such grants, economic trends, and the comparative rights and preferences of the security being granted compared to the rights and preferences of our other outstanding equity.

        The fair value of our common stock is determined by our board of directors. In the absence of a public trading market for our common stock, our board of directors considers objective and subjective factors in determining the fair value of our common stock. During 2003 and 2004, the board of directors evaluated events that provided indicators of the fair value of our common stock including (1) the fair value of our Series D redeemable convertible preferred stock that was issued in February and March 2004, and its relation to the value of our common stock, (2) the liquidation preferences, dividend rights and voting control attributable to our then outstanding redeemable convertible preferred stock and primarily (3) the impact of our proposed offering of common stock. These factors indicated that the options granted to employees during 2003 and 2004 had a deemed fair value that was higher than the exercise price. This caused us to record deferred compensation of $795,000 during 2003 and $1,011,000 during the nine-months ended September 30, 2004. We also recognized related compensation expense of $365,000 and $26,000 in the nine month periods ended September 30, 2004 and 2003, respectively and expense of $80,000 in the fiscal year ended December 31, 2003. The deferred compensation will be recorded as an expense over the vesting period of the underlying stock options in accordance with the method prescribed by the Financial Accounting Standards Board (FASB) Interpretation No. (FIN) 28, Accounting for Stock Appreciation Rights and Other Variable Stock Options and Award Plans. During December, 2004, as a result of the issuance of additional stock options to employees we will record $12.8 million of additional deferred compensation. We expect to record amortization of this deferred compensation of $862,000 during the remainder of 2004, $3.2 million in 2005, $3.2 million in 2006, $3.2 million in 2007 and $2.3 million in 2008, subject to employee terminations.

Recently Issued Accounting Pronouncements

        In January 2003, the FASB issued FIN 46, Consolidation of Variable Interest Entities, and in December 2003, issued a revision to FIN 46 (FIN 46R). This interpretation addresses the requirements for business enterprises to consolidate related entities in which they are determined to be the primary beneficiary as a result of their variable economic interest. The interpretation is intended to provide guidance in judging multiple economic interests in an entity and in determining the primary beneficiary. The interpretation outlines disclosure requirements for Variable Interest Entities in existence prior to January 31, 2003, and outlines consolidation requirements for Variable Interest Entities created after January 31, 2003. The Company does not have any entities that require disclosure or entities that would require consolidation under FIN 46 so the interpretation did not have an impact on the Company's financial statements.

        In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 establishes standards for classifying and measuring certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) because that financial instrument embodies an obligation of the issuer. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective for public companies during the first interim period beginning after June 15, 2003. The adoption of this pronouncement did not have a material impact on the Company's financial position, results of operations or liquidity.

        In October 2004, the FASB announced its intention to delay the adoption of SFAS No. 123 (R), a revision of SFAS No. 123, Accounting for Stock-Based Compensation, until December 2004. The revised statement would require companies to account for stock-based compensation, including stock options, at fair value and with a compensation expense charged against earnings. The expected effective date of this statement is June 15, 2005, and the statement would apply to companies reporting on the results of operations for periods beginning after that date. In Note 2 to the financial statements included elsewhere in this prospectus, we have disclosed the pro forma effect of accounting for employee stock options by applying the fair value method using the Black-Scholes option pricing model. We have not yet determined which option pricing model will be used when we adopt the provisions of SFAS No. 123 (R).

Qualitative and Quantitative Disclosures About Market Risk

        We are exposed to market risk related to changes in interest rates. As of September 30, 2004, we had cash, cash equivalents and marketable securities of $40.3 million consisting of cash and highly liquid, short-term and long-term investments. Our cash is deposited in and invested through highly rated financial institutions in North America. Our marketable securities are subject to interest rate risk and will fall in value if market interest rates increase. If market interest rates were to increase immediately and uniformly by 10% from levels at September 30, 2004, we estimate that the fair value of our investments will decline by an immaterial amount, and therefore, our exposure to interest rate changes is immaterial. Our outstanding notes payable are at fixed interest rates and therefore have minimal exposure to changes in interest rates.

BUSINESS

Overview

        We are a biopharmaceutical company focused on developing new medicines built from synergistic combinations of approved drugs. In less than five years, we have discovered and advanced into clinical trials a portfolio of seven product candidates targeting multiple immuno-inflammatory diseases and cancer, at a total investment, including development of our proprietary screening technology, of less than $50 million.

        We are developing our combination drugs in response to the understanding that many diseases affect the body through multiple biological pathways. The activity of a therapeutic compound against one pathway can be insufficiently effective because biological systems often compensate by using a secondary pathway. We believe that by targeting multiple pathways, our combination drug candidates may create synergistic therapeutic effects, which could result in improved treatments for many diseases.

        We use our combination high throughput screening, or cHTS, technology, to systematically screen pair-wise combinations from our library of approximately 2,000 United States, European and Japanese approved drugs in cell-based assays corresponding to major diseases such as cancer, rheumatoid arthritis, asthma, psoriasis and diabetes. Using these cell-based assays, our cHTS technology screens the effects of millions of possible dose-specific combinations of existing drugs in each of our selected disease models.

        We have discovered pairs of approved drugs which in preclinical studies exhibit a therapeutic effect against a model for a target disease when applied in combination, even though neither drug is indicated for such disease on its own. We have also discovered pairs of drugs where, our preclinical studies suggest the effectiveness or safety of one drug in its primary disease indication may be improved by combining it with another drug that, on its own, is not indicated for that disease.

        We believe that our focus on combinations of approved drugs has enhanced and will continue to enhance the speed, efficiency and yield of our drug discovery and development process. We select and prioritize promising combination drug candidates identified by our cHTS technology for clinical development. Because the active pharmaceutical ingredients in our product candidates are themselves approved drugs, we have been able to move seven of our product candidates expeditiously into human clinical studies without the need to first complete many of the extensive preclinical toxicology and pharmacology studies generally required before initiating clinical trials for a new chemical entity. We believe that this approach will allow us to make early development decisions based on studies in patients, rather than only on studies in animals.

        Because we have developed a portfolio of product candidates and believe that our drug discovery technology will enable us to identify additional product candidates, we expect to use objective commercial and scientific criteria to select which product candidates to advance to later stage clinical trials. As we obtain results from our clinical trials, we may elect to discontinue or delay trials for certain product candidates in order to refocus our resources on more promising product candidates.

        For proof-of-concept clinical trials of each of our product candidates, we have used and plan to use a controlled regimen of commercially available dosages of the active pharmaceutical ingredients of our product candidate designed to simulate our expected commercial formulation. We plan to develop and commercialize our product candidates using formulations whose pharmacology, dosage strength and route of delivery are determined on the basis of the observed activity of their active pharmaceutical ingredients when administered in combination.

        We believe that the product candidates discovered using our cHTS technology have the potential to be drugs with new, synergistic mechanisms of action and enhanced medical benefits. Our drug candidates will require the filing of a new drug application, or NDA, with the United States Food and

Drug Administration, or FDA, and foreign regulatory agencies in order to obtain regulatory approval for commercialization. For each of our combination product candidates, we seek patent protection for both the composition of matter of the combination and use of the combination to treat specific diseases.

        Five of our product candidates are in proof-of-concept studies in patients, or phase IIa trials, and a sixth product candidate is planned to enter phase IIa clinical trials in 2005. We are also testing our oncology product candidate in patients with advanced cancers who have failed one or more prior therapies. These oncology trials, which we call phase I/II trials, evaluate product safety, response rate and other factors. The following table summarizes our principal clinical and preclinical programs:

Product Candidate	Product Description (Components)*	Clinical Status
Immuno-Inflammatory
CRx-139	Selective steroid amplifier (prednisolone, undisclosed selective serotonin reuptake inhibitor)	Phase IIa (planned for 2005)
CRx-102	Selective steroid amplifier (prednisolone, dipyridamole)	Phase IIa
CRx-119	Selective steroid amplifier (prednisolone, amoxapine)**	Phase IIa
CRx-170	Selective steroid amplifier (undisclosed, undisclosed)	Phase IIa
CRx-140	Enhanced calcineurin inhibitor (cyclosporine, undisclosed enhancer agent)	Phase IIa
CRx-150	Synergistic cytokine modulator (undisclosed, undisclosed)	Phase IIa
Undisclosed	Multiple product candidates	Preclinical
Oncology
CRx-026	Dual-action anti-tumor agent (chlorpromazine, pentamidine)	Phase I/II
Undisclosed	Anti-tumor product candidates (undisclosed, undisclosed)	Preclinical
Metabolic
Undisclosed	Anti-diabetes product candidates (undisclosed, undisclosed)	Preclinical

*
Some drug components are not identified because, as a matter of corporate policy, we generally disclose the components of our drug candidates only in connection with scientific publications or meetings.

**
This product may include either prednisolone or prednisone.

Immuno-Inflammatory Program

        Our portfolio of immuno-inflammatory product candidates is organized into three classes: selective steroid amplifiers, enhanced calcineurin inhibitors and synergistic cytokine modulators.

        Selective Steroid Amplifiers.    We have four selective steroid amplifier product candidates in clinical trials, CRx-139, CRx-102, CRx-119 and CRx-170. Steroids of the corticosteroid class are powerful anti-inflammatory and immuno-modulating drugs that are used broadly for the treatment of immuno-inflammatory diseases. The utility of these drugs, however, is limited by their substantial adverse side effects, many of which are dose-related. Our selective steroid amplifiers contain a reduced-dose steroid combined with a different second active ingredient which our preclinical studies suggest, when administered, with the reduced-dose steroid, enhances the reduced-dose steroid's anti-inflammatory and immuno-modulatory activity without, we believe, a comparable increase in the steroid's dose-related adverse side effects. We believe that the mechanism of steroid enhancement for each of these selective steroid amplifiers is different, and, therefore, that each product candidate may be useful in treating different immuno-inflammatory diseases, such as asthma, rheumatoid arthritis, atopic dermatitis, psoriasis, inflammatory bowel disease, inflammatory ocular diseases, lupus, polymyalgia rheumatica and multiple sclerosis.

        Enhanced Calcineurin Inhibitors.    We have one enhanced calcineurin inhibitor product candidate, CRx-140, in clinical trials. Calcineurin inhibitors are potent immuno-modulatory compounds that are used broadly in organ transplantation to prevent transplant rejection. Calcineurin inhibitors are also effective in numerous immuno-inflammatory diseases, such as psoriasis, psoriatic arthritis, inflammatory bowel disease and lupus, but their use for these diseases is limited by adverse dose-related side effects. Our preclinical studies suggest that CRx-140 selectively boosts the immuno-modulatory activity of its reduced-dose calcineurin inhibitor without, we believe, a comparable increase in its adverse side effects. If successful, the improved risk-to-benefit ratios of enhanced calcineurin inhibitors could render them substantially more useful for the treatment of immuno-inflammatory diseases than current calcineurin inhibitor therapy.

        Synergistic Cytokine Modulators.    We have an oral synergistic cytokine modulator product candidate, CRx-150, in clinical trials. CRx-150 combines two active pharmaceutical ingredients, neither of which is used currently to treat immuno-inflammatory diseases. Our preclinical studies suggest that these ingredients synergistically inhibit cytokines, the protein signaling molecules used by the immune system to regulate immune and inflammatory responses. Drugs that block the activity of key pro-inflammatory cytokines have resulted in advances in the treatment of rheumatoid arthritis, psoriasis, inflammatory bowel disease, and other diseases. Therefore, we believe an oral synergistic cytokine modulator has the potential to be useful for the treatment of many immuno-inflammatory diseases.

Oncology Program

        Our oncology product pipeline includes dual-action agents in clinical and preclinical development.

        Novel Dual-Action Anti-Tumor Agent.    We have a novel dual-action anti-tumor drug candidate, CRx-026, in clinical trials. CRx-026 contains two active pharmaceutical ingredients, neither of which is indicated currently to treat cancer. Our preclinical studies suggest that one active pharmaceutical ingredient of CRx-026 inhibits hsEg5/KSP, a mitotic kinesin essential for centrosome separation. The other active pharmaceutical ingredient has been reported in scientific literature to inhibit PRL phosphatases, which may play an important role in regulating mitotic progression and proper chromosome separation. We believe that, when combined, the active pharmaceutical ingredients in CRx-026 block cancer cell division by inhibiting these two elements of the cancer cell's mechanism for dividing. We believe these combined mechanisms may show improved anti-tumor activity over kinesin inhibition alone. In our preclinical studies, CRx-026 reduces tumor growth rates in multiple animal models. Our preclinical studies also suggest that CRx-026 might be usefully added to many current cancer treatment regimens.

Metabolic Diseases and Other Preclinical Programs

        Our preclinical pipeline includes multiple drug candidates targeted for potential development in Type II diabetes, oncology and multiple immuno-inflammatory diseases. Our program in Type II diabetes is targeted to discover orally administered product candidates with new combination mechanisms of action that facilitate glucose uptake and overcome insulin resistance.

Industry Background

        The pharmaceutical industry historically has been focused on discovering and developing single agent drugs that are selective for isolated disease targets. This approach to drug discovery has proven to be successful in several diseases, particularly in cases where the modification of a single target has a dramatic effect on the outcome of the disease. However, there is growing understanding of the complexity of biological systems. Biologists now recognize that cellular activity occurs across redundant, convergent and divergent pathways. The activity of a therapeutic compound against one pathway can be insufficiently effective because biological systems often compensate by using a secondary pathway. In such cases, if a second compound could complement the activity of the first compound by simultaneously targeting the secondary pathway, the two compounds acting together might overcome the biologic redundancy. Similarly, a drug may have a therapeutic effect by acting against one pathway, but may trigger adverse side effects by its actions on other pathways. In such cases, if a second compound could selectively enhance the first compound's desirable activity without enhancing its undesirable side effects, the combination could improve the first drug's efficacy or safety, or both.

        Physicians and the pharmaceutical industry have acknowledged this biological complexity by prescribing or creating combination drugs, which often combine two or more drugs with distinct and complementary modes of action. Traditional combination drugs are often co-formulations of two drugs that have known mechanisms of action, are indicated for the same disease and are often already co-prescribed by physicians. An example of this kind of combination drug is GlaxoSmithKline's asthma drug Advair, which combines Flonase (fluticasone) and Serevent (salmeterol), two active pharmaceutical ingredients that independently target the two major symptoms of asthma, bronchial constriction and inflammation, respectively. Similarly, Merck and Schering-Plough have launched Vytorin, a fixed dose combination of Zocor (simvastatin) and Zetia (ezetimibe), for the treatment of hypercholesterolemia. Simvastatin decreases endogenous liver production of cholesterol while ezetimibe inhibits the absorption of cholesterol in the digestive system.

        We believe that traditional combination drugs represent only a small fraction of possible combinations of existing pharmaceutical agents. These traditional combinations typically have been limited to cases where, based on clinical experience or mechanistic understanding, there was an obvious reason to combine the two drugs in a particular indication.

Our Approach

        We seek to systematically discover novel, non-obvious combination drugs. In contrast to traditional combination drugs, we screen for combinations that provide new, synergistic mechanisms of action and medical benefits resulting from two compounds working in concert.

        To search for new combination therapies, we use our cHTS technology to systematically screen all pair-wise, or binary, combinations of the approximately 2,000 United States, European and Japanese approved drugs in our library in cell-based models corresponding to major diseases such as cancer, rheumatoid arthritis, asthma, psoriasis, diabetes and infectious diseases. We select, as our screening assays, cell-based models that are generally accepted for researching the diseases we target and that can generate information about the interaction of our combination drug candidates with biological pathways known to be relevant to such diseases. Within these cell-based models, our cHTS technology screens a wide range of doses of each active pharmaceutical ingredient in the binary combination. As a result, our cHTS technology screens the effects of tens of millions of possible dose-specific combinations of existing drugs in our selected cell-based disease models. We believe that, to date, we have only screened a small fraction of the possible cell-based models for major diseases and that there remain numerous additional cell-based disease models available for screening. We have developed solutions to address the unique challenges of combination high throughput screening, for both data generation and data analysis, and have integrated these solutions into our drug discovery technology.

        We apply our drug discovery technology as part of our business model for the discovery and development of new drugs. Our approach includes the following actions:

  •
  Select Our Target Diseases.  We have selected and plan to continue to select as our target diseases those conditions that have cell-based assays that model the multiple biological pathways of the disease, significant medical need, large market potential and an established clinical development path. We have chosen to focus our current programs on immuno-inflammatory diseases, oncology and metabolic diseases.

  •
  Screen Millions of Combinations in Cell-Based Models.  For each target disease, we apply our proprietary cHTS technology to test the effects of millions of possible drug and dose combinations in a cell-based model of the target disease.

  •
  Use Combinations of Approved Drugs.  Because we are using combinations of approved drugs, each active pharmaceutical ingredient of our combinations has proven bioactivity in humans, a known safety, pharmacology and toxicity profile as a single agent and the demonstrated ability to be formulated and manufactured as a pharmaceutical product.

  •
  Discover Potentially Effective Combinations.  Using our cHTS technology, we identify drug combinations that suggest synergistic effects against multiple biological pathways in our chosen cell-based disease model. We then seek to confirm these results and the related dose ratios in preclinical models. For each of our target diseases, we have found multiple combinations that we believe demonstrate these synergistic effects in such models. There are numerous additional cell-based models for the diseases we have targeted and other major diseases, and we intend to continue to seek additional synergistic combinations that exhibit indications of potential therapeutic effect.

  •
  Seek Patent Protection.  We seek patent protection for both the composition of matter of the combination product candidate itself and the method of use of the combination to treat specific diseases. We have 37 United States patent applications pending, plus foreign counterparts, covering our clinical and preclinical product candidates, and have two issued United States composition of matter and method of use patents, one on our clinical oncology product candidate and another one on a preclinical oncology product candidate.

  •
  Select the Most Commercially Promising Combinations.  We have selected and advanced, and plan to continue to select and advance, into clinical trials those combinations that we believe, on the basis of their documented therapeutic effects, current safety profiles, delivery methods, dosing levels and other factors, have the greatest potential for successful commercial development.

  •
  Advance Product Candidates Quickly into Proof-of-Concept Clinical Trials.  We seek to advance our product candidates expeditiously into phase I/II and phase IIa clinical trials using commercially available formulations and dosages of approved drugs, without first completing many of the preclinical toxicology and pharmacology studies generally required before initiating clinical studies for a new chemical entity.

  •
  Make Development Decisions Based on Human Clinical Data.  We seek to make critical development decisions regarding which of our product candidates to advance to later stage clinical trials at a relatively early stage in their development on the basis of human clinical data, rather than on preclinical animal data.

  •
  Develop Formulations.  In our current phase I/II and phase IIa proof-of-concept clinical studies, each approved drug comprising a product candidate will be administered in its commercially available form. We seek to control the clinical dosing regimens and to design the scheduled administration of the two active pharmaceutical ingredients in our product candidate, to simulate our expected commercial formulation. We plan to develop, for each of our product candidates that we advance beyond proof-of-concept clinical studies, a customized formulation that will be selected for its pharmacology, dosage strength, and route of delivery based on the activity and pharmacology of the drugs when delivered together in combination.

  •
  Conduct Further Clinical Trials for Our Formulations and Seek Regulatory Approval.  We plan to selectively advance customized formulations of our product candidates into randomized phase IIb clinical trials and, if such trials are successful, phase III clinical trials, on the basis of objective scientific, clinical and commercial criteria. We expect to seek regulatory approval of product candidates which are successful in pivotal clinical trials under a new drug application filed with the FDA and comparable regulatory approvals from foreign regulators.

  •
  Market Our Approved Products as New Drugs.  We will seek to market our approved products, if any, at prices which reflect, if we have successfully executed our business model, their status as a novel pharmaceutical product addressing significant medical needs, through new mechanisms of action, covered by patents and provided in customized formulations.

Advantages of Our Approach

        Our approach to drug discovery and development has allowed us to discover and advance into clinical trials a portfolio of product candidates across multiple diseases. Our product candidates are combinations of active pharmaceutical ingredients selected because of their preclinical effects on multiple biological pathways. We believe that we can apply our drug discovery technology to any target disease for which we can identify a predictive cell-based model. We believe that we have the ability to discover additional product candidates by applying our drug discovery technology to additional cell-based models for major diseases. In addition, because we have a portfolio of product candidates, we believe that we will be able to make development decisions regarding each individual candidate objectively on the basis of each product candidate's commercial and scientific potential.

        By starting with approved drugs, we believe we can reduce certain costs and risks associated with developing drugs which are new chemical entities. First, approved drugs are already established as bioactive in patients. Second, approved drugs have been proven safe for their intended use in animal testing, human clinical trials and human clinical experience, providing us with increased confidence when undertaking further clinical studies focused on new uses in combination. Third, approved drugs have proven manufacturing and formulation routes, which may provide important efficiencies in clinical or commercial scale-up. Fourth, unlike new chemical entities, existing pharmacological information about approved drugs can be used to guide preclinical and clinical studies of our product candidates. Finally, from a regulatory perspective, approved drugs can generally be introduced into proof-of-concept clinical trials more quickly than new chemical entities can be introduced into their first clinical studies.

        We believe that approved drugs are a rich source from which to discover new combination product candidates. Many drugs affect molecular pathways beyond those involved in their approved disease indication. Some of these additional targets are known, while others have yet to be discovered. As a result, novel therapeutic synergies can exist between the known mechanisms of action of two drugs, between the known mechanism of action of one drug and the novel mechanism of action of a second drug, or between the novel mechanisms of action of both drugs. We believe that, if successfully developed, our product candidates may act against their targeted diseases through synergistic mechanisms of action affecting multiple pathways and thereby providing significant new therapeutic benefits.

        In the pharmaceutical industry, most early stage drug candidates fail. Our approach seeks to address this high failure rate by pursuing a portfolio strategy for drug discovery and development. By applying our cHTS technology to screen for the biological effects of combinations of approved drugs in disease models, we have identified multiple product candidates for selected major diseases and advanced them expeditiously into proof-of-concept clinical trials.

        Our approach is not limited to the development of a single compound or class of compounds, or to a search for compounds which act against a single drug target or class of targets. Rather, we have screened millions of combinations, each consisting of chemical entities known to be biologically active in humans, for indications of potential therapeutic effect in cell-based models for major diseases.

        We believe that our portfolio approach gives us multiple chances for success.

Our Strategy

        We plan to become a fully integrated biopharmaceutical company focused on discovering, developing, and commercializing new combination drugs to treat immuno-inflammatory diseases, cancer, metabolic diseases and other diseases. We seek to create novel therapeutics built from combinations of approved drugs that act synergistically on multiple biological pathways of major diseases. The key elements of our strategy are to:

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  advance selected product candidates into later stage clinical development.  We plan to selectively advance product candidates into later stage clinical trials, based on the results of proof-of-concept clinical trials and our assessment of their market potential.

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  develop and commercialize our product candidates either internally or through collaborations with pharmaceutical and biotechnology companies.  We plan to determine after phase II clinical trials which product candidates we will retain for internal development and which product candidates we will seek to develop and commercialize with others. We may independently commercialize product candidates that have a development plan and target market size that is manageable for our company. We expect to seek development and commercialization partners for our other product candidates to obtain access to additional development, commercial or financial resources.

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  continue to deploy our technology and approach to drug discovery in the field of combination drugs.  We plan to continue to use our proprietary drug discovery technology and approach to identify additional new combination drug candidates by:

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  applying our drug discovery technology to new disease indications, such as infectious diseases, cardiovascular diseases, central nervous system disorders and other diseases.

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  using medicinal chemistry to find mechanistic and structural analogs of our combination drug candidates that can be developed as new chemical entities. These new chemical entities may be second or third generation product candidates that extend the life cycle of the original combination drug.

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  screening combinations of drugs and compounds that we have selected because we believe they target specific biological pathways that may play an important role in one or more major diseases.

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    capitalizing on our combination drug discovery and development capabilities in an effort to discover or obtain additional product candidates. We seek to accomplish this by entering into selected discovery research collaborations, such as our collaboration agreements with Spinal Muscular Atrophy Foundation and Accelerate Brain Cancer Cure, or through in-licensing or other arrangements.

Our Product Programs

        All of our product programs are focused on diseases with continuing medical need and potentially large commercial markets. Our three principal drug development programs are in immuno-inflammatory diseases, oncology and metabolic diseases.

Our Immuno-Inflammatory Disease Program

        Our largest development program is focused on the treatment of immuno-inflammatory diseases. Improper immune function, whether consisting of an inappropriately severe immune response or of an immune system attack on the body's own tissue, can cause serious harm. The diseases which stem from inappropriate immune response, known as immuno-inflammatory diseases, include asthma, rheumatoid arthritis, atopic dermatitis, psoriasis, inflammatory bowel disease, inflammatory ocular diseases, lupus, polymyalgia rheumatica and multiple sclerosis.

        We currently have six clinical stage drug development programs focused on immuno-inflammatory diseases. These programs can be grouped into three broad categories: selective steroid amplifiers, enhanced calcineurin inhibitors and synergistic cytokine modulators.

Selective Steroid Amplifiers

        Background.    Steroids of the corticosteroid class are potent therapies for the treatment of immuno-inflammatory diseases and are prescribed for asthma, rheumatoid arthritis, atopic dermatitis, psoriasis, inflammatory bowel disease, inflammatory ocular diseases, lupus, polymyalgia rheumatica, multiple sclerosis and other diseases. The powerful anti-inflammatory and immuno-modulatory effects of these steroids are often accompanied by serious side effects, such as osteoporosis, hypertension, diabetes and glaucoma. Steroid use remains common for the short-term control of severe inflammatory conditions, but long-term administration is substantially limited due to its dose-related side effects.

        We are developing a portfolio of selective steroid amplifier product candidates for the treatment of multiple immuno-inflammatory diseases. With these product candidates, we seek to provide the potent immuno-modulatory activity of steroids with reduced side effects. Steroids target multiple biological pathways and their effects are multi-faceted. The goal of our selective steroid amplifier class of product candidates is to modulate these intersecting pathways in order to selectively amplify desirable aspects of steroid activity. Each of our selective steroid amplifier drug candidates consists of a reduced-dose steroid and a different enhancer agent.

        Four of our current product candidates, CRx-139, CRx-102, CRx-119 and CRx-170, are selective steroid amplifiers in clinical development, and several others in this class are in preclinical evaluation. Preclinical investigations of CRx-139, CRx-102, CRx-119 and CRx-170 suggest that these drug candidates have different effects on important components of the immune system, including T-cells and macrophages, and its multiple biological pathways. As a result, each of our selective steroid amplifier product candidates may have a distinct clinical profile and potential utility in multiple or different immuno-inflammatory diseases. For this reason, all four of these drug candidates are being advanced to phase IIa proof-of-concept clinical trials. Based on the outcome of these studies, the product candidate's relative biological activity, tolerability, risk-to-benefit profile, biomarkers and other factors, we may proceed with development of some or all of these product candidates in parallel.

  CRx-139

        CRx-139 is a selective steroid amplifier comprising the steroid prednisolone and a member of the selective serotonin reuptake inhibitor class, or SSRI, which is a class of widely prescribed anti-depressant drugs. Preclinical data suggest that when administered together in CRx-139, the SSRI synergistically increases the immuno-modulatory activity of a reduced-dose of prednisolone without a comparable increase in its adverse side effects, indicating that CRx-139 may have a superior risk-to-benefit ratio compared to traditional steroids. We believe the increased activity of the reduced-dose steroid in CRx-139 occurs in part through an action involving T-cells, which are important components of the immune system.

        Clinical Status.    We plan to investigate CRx-139 in two phase IIa clinical trials, one in rheumatoid arthritis and one in an inflammatory disease model, severe adult periodontitis. Both of these clinical trials are expected to start in 2005. The rheumatoid arthritis clinical trial is proposed to be a study of up to 220 patients, with a primary endpoint of clinical activity and secondary endpoints of biomarker response. The inflammatory model clinical trial is proposed to be a study of up to 60 patients with a primary endpoint of biomarker response. These initial clinical development programs are designed to characterize the activity of CRx-139 in a chronic immuno-inflammatory disease. Results from these studies and the studies of our other selective steroid amplifier product candidates will enhance our understanding of CRx-139 and will serve as the basis for determining the development path for CRx-139 in immuno-inflammatory disease.

        We have tested CRx-139 in a human pharmacology endotoxemia study, an acute model of inflammatory markers. In this study, healthy male volunteers were injected with endotoxin to cause a systemic immuno-inflammatory reaction. Single doses of CRx-139, a high-dose steroid, a reduced-dose steroid and a placebo were administered to separate groups prior to the injection of endotoxin, and biomarkers were subsequently measured. Since the study evaluated a single dose in healthy volunteers, and not chronic drug therapy leading to steady state levels, the results cannot be used to predict activity in our planned chronic disease phase IIa clinical trials. The study was designed to indicate biological activity in humans, not to provide statistical significance. In the study, CRx-139 inhibited certain pro-inflammatory biomarkers, such as TNF-alpha, IL-6, and C-reactive protein and increased the anti-inflammatory cytokine IL-10. The anti-inflammatory effect of CRx-139, which contains a reduced-dose steroid, was a result intermediate between the results shown by the reduced-dose and high-dose steroid in this study.

  CRx-102

        CRx-102 is a selective steroid amplifier comprised of the steroid prednisolone and the anti-platelet agent dipyridamole. Preclinical data suggest that when administered together in CRx-102, dipyridamole synergistically increases the immuno-modulatory activity of the reduced-dose prednisolone without a comparable increase in its adverse side effects, indicating that CRx-102 may have a superior risk-to-benefit ratio compared to traditional steroids. We believe the increased activity of the reduced-dose steroid in CRx-102 occurs in part through an action involving macrophages, which are important components of the immune system.

        Clinical Status.    We are investigating CRx-102 in three phase IIa clinical trials, one in rheumatoid arthritis, one in osteoarthritis, and one in an inflammatory disease model, severe adult periodontitis. The rheumatoid arthritis clinical trial is a study of up to 60 patients that is being conducted in the United Kingdom with a primary endpoint of biomarker response, and secondary endpoints of clinical activity. The osteoarthritis clinical trial is a study of up to 80 patients in Norway with a primary endpoint of clinical activity and secondary biomarker endpoints. The inflammatory model clinical trial is a study of up to 60 patients with a primary endpoint of biomarker response and is being conducted in Sweden. This initial clinical development is designed to characterize the activity of CRx-102 in a chronic immuno-inflammatory disease. Results from these studies and the studies of our other selective steroid amplifier product candidates will enhance our understanding of CRx-102 and will serve as the basis for selecting the appropriate development path for CRx-102 in immuno-inflammatory disease. We have tested CRx-102 in a similar human acute inflammatory study as our product candidate CRx-139. In this study, CRx-102 increased the anti-inflammatory cytokine IL-10, but did not inhibit pro-inflammatory biomarkers, such as TNF-alpha, IL-6, and C-reactive protein.

  CRx-119

        CRx-119 is a selective steroid amplifier comprising either the steroid prednisolone or prednisone and the anti-depressant amoxapine. Preclinical data suggest that when administered together in CRx-119, amoxapine synergistically increases the immuno-modulatory activity of the reduced-dose steroid without a comparable increase in its adverse side effects, indicating that CRx-119 may have a superior risk-to-benefit ratio compared to traditional steroids. We believe the increased activity of the reduced-dose steroid in CRx-119 occurs in part through action involving T-cells that differs from the mechanism of action of our product candidate CRx-139.

        Clinical Status.    We are investigating CRx-119 in two phase IIa clinical trials in the United States, one in rheumatoid arthritis and one in an inflammatory disease model, severe adult periodontitis. The rheumatoid arthritis clinical trial is a study of up to 60 patients, with a primary endpoint of biomarker response and secondary endpoints of clinical activity. The inflammatory model clinical trial is a study of up to 60 patients with a primary endpoint of biomarker response. This initial clinical development is designed to characterize the activity of CRx-119 in a chronic immuno-inflammatory disease. Results from these studies and the studies of our other selective steroid amplifier product candidates will enhance our understanding of CRx-119 and serve as the basis for selecting the appropriate development path for CRx-119 in immuno-inflammatory disease.

  CRx-170

        CRx-170 is a selective steroid amplifier comprised of an undisclosed steroid and an undisclosed enhancer agent. The steroid component for CRx-170 was selected for potential suitability for respiratory disease and a potential inhaled route of administration. Preclinical data, including an animal model directly relevant to asthma, suggest that, when administered together in CRx-170, the non-steroid component synergistically increases the immuno-modulatory activity of the reduced-dose steroid without, we believe, a comparable increase in its adverse side effects, indicating that CRx-170 may have a superior risk-to-benefit ratio compared to traditional steroids. We believe the increased activity of the reduced-dose steroid in CRx-170 occurs in part through an action involving T-cells that is similar to the method of action of our product candidate CRx-119.

        Clinical Status.    We are investigating CRx-170 in a phase IIa clinical trial in the United Kingdom in asthma patients. This is a study of up to 16 patients, with a primary endpoint of biomarker response. This initial clinical program is designed to characterize the activity of CRx-170 in a chronic immuno-inflammatory disease and to evaluate its potential utility for diseases involving respiratory inflammation. Results from this study and the studies of our other steroid amplifier product candidates will enhance our understanding of CRx-170 and will serve as the basis for selecting the appropriate development path for CRx-170 in immuno-inflammatory diseases.

Enhanced Calcineurin Inhibitors

        Background.    Calcineurin inhibitors, like steroids, are potent immuno-modulatory compounds, whose usefulness is limited by their adverse side effects. The primary use of calcineurin inhibitors is in organ transplantation, where they are utilized to prevent organ rejection. Calcineurin inhibitors are also effective in many immuno-inflammatory diseases, such as psoriasis, psoriatic arthritis, inflammatory bowel disease and lupus, but their use is limited by severe dose-related side effects, which include kidney damage and increased blood pressure. As with our selective steroid amplifier program, the calcineurin inhibitor program seeks to increase the therapeutic potential of this compound class with enhancer compounds that selectively enhance the immuno-modulatory effects of a reduced-dose calcineurin inhibitor without a comparable increase in its adverse side effects. Our preclinical studies suggest that our clinical product candidate in this class, CRx-140, has the potential to produce the immuno-suppressive activity of a calcineurin inhibitor without a comparable increase in its adverse side effects. Currently, CRx-140, is in a phase IIa clinical trial. Several other candidates in this category are in preclinical evaluation.

  CRx-140

        CRx-140 is an enhanced calcineurin inhibitor consisting of a calcineurin inhibitor, cyclosporine, and an undisclosed enhancer agent. Preclinical data suggest that the enhancer agent increases the anti-inflammatory activity of the reduced-dose cyclosporine without a comparable increase in its adverse side effects, indicating that CRx-140 may have a superior risk-to-benefit ratio compared to the traditional calcineurin inhibitors.

        Clinical Status.    We are investigating CRx-140 in a phase IIa clinical trial in the United States in severe psoriasis patients. The clinical trial is planned to be a study of up to 74 patients, with a primary endpoint of clinical activity. This clinical trial is designed to evaluate the utility of CRx-140 as a treatment for severe psoriasis. Results from this study may also serve as the basis for selecting additional diseases for the development of CRx-140.

Synergistic Cytokine Modulators

        Background.    Cytokines are protein signaling molecules used by the immune system to regulate immune and inflammatory response. Drugs that block the activity of pro-inflammatory cytokines have resulted in important advances in patient care in numerous diseases, including rheumatoid arthritis, psoriasis, inflammatory bowel disease and others. Our synergistic cytokine modulators product candidates combine approved drugs which are not currently indicated for immuno-inflammatory disease. We seek to find combination product candidates which address the complexity of the immune response by affecting multiple biological pathways to enable a therapeutic effect. Our preclinical studies suggest that the two active pharmaceutical ingredients in our clinical product candidate in this class, CRx-150, interact synergistically to modulate cytokine production.

  CRx-150

        CRx-150 is an orally administered synergistic cytokine modulator that combines two active pharmaceutical ingredients, neither of which is indicated for the treatment of immuno-inflammatory disease. When administered together, these active pharmaceutical ingredients show the potential in our preclinical studies to synergistically inhibit important disease-relevant cytokines, including the cytokine TNF-alpha.

        Clinical Status.    We are investigating CRx-150 in two phase IIa clinical trials in the United Kingdom, one in rheumatoid arthritis and one in a model immuno-inflammatory disease, severe adult periodontitis. The rheumatoid arthritis clinical trial is a study of up to 66 patients, with a primary endpoint of biomarker response, and secondary endpoints of clinical activity. The immuno-inflammatory disease model clinical trial is a study of up to 60 patients with a primary endpoint of biomarker response. This initial clinical development is designed to characterize the activity of CRx-150 in a chronic immuno-inflammatory disease. Results from these studies may enhance our understanding of CRx-150 and will serve as the basis for selecting the appropriate development path for CRx-150 from among the many immuno-inflammatory indications for which a synergistic cytokine modulator may be useful.

Our Oncology Program

        Background.    Cancer is characterized by the intersection of numerous mechanisms mediating unregulated cell growth. Therefore, it may be possible to intervene at multiple points in cancer cells to provide improved therapeutic effect over single-mechanism interventions. Our anti-tumor drug discovery program seeks to identify drug combinations that may interact synergistically to block cancer cell division, offering the potential for improved therapeutic benefit. Currently, one drug candidate from this product class, CRx-026, has entered clinical development, and several other candidates are in preclinical evaluation.

  CRx-026

        CRx-026 is our clinical stage novel dual-action anti-tumor drug candidate containing two active pharmaceutical ingredients, chlorpromazine, approved for treatment of psychotic disorders, and pentamidine, approved for treatment of some infectious diseases. Neither one of these two active pharmaceutical ingredients is indicated currently for treating cancer. Our preclinical studies suggest that chlorpromazine inhibits hsEg5/KSP, a mitotic kinesin essential for centrosome separation. Pentamidine has been reported in scientific literature to inhibit PRL phosphatases, which may play an important role in regulating mitotic progression and proper chromosome separation. We believe that when administered together in CRx-026, the active pharmaceutical ingredients in CRx-026, block cancer cell division by inhibiting these two critical elements of the cancer cell's mechanism for dividing.

        In our preclinical studies, CRx-026 has shown the ability to reduce tumor growth rates in multiple animal models. Furthermore, preclinical testing suggests that CRx-026 may have a favorable side effect profile. Our preclinical experiments also demonstrate strong synergistic anti-tumor activity between CRx-026 and multiple classes of approved anti-cancer drugs, including taxanes and vinca alkaloids.

        Clinical Status.    CRx-026 is in four ongoing phase I/II clinical trials in patients with advanced metastatic solid tumors of multiple types who have failed one or more prior therapies. These trials are designed as open-label, non-randomized trials, investigating dose, safety, tolerability, pharmacokinetics and pharmacodynamics. The trials are designed to explore three different dosing schedules and two dose ratios of pentamidine and chlorpromazine at four different clinical sites in the United States. As of December 6, 2004, in the first two studies stable disease has been observed in 30% of the 33 patients evaluated, with the highest proportion of stable disease, 67%, observed at the highest dose level completed. The duration of stable disease has ranged from 2-8 cycles of therapy, again with the greatest number of cycles achieved at the greatest dose completed. The primary drug-related side effect observed to date is moderate reversible drowsiness, most likely related to chlorpromazine. This was anticipated given that drowsiness is a known effect of this compound. Our four clinical studies will continue to enroll patients and some patients have not yet completed treatment with CRx-026. Therefore, it is premature to predict the overall clinical activity profile of CRx-026 based on our findings to date.

Our Metabolic Disease Program

        Our programs in Type II diabetes are at the preclinical stage.

        Background.    Type II diabetes develops when the body's tissues become resistant to insulin, leading to abnormally high blood glucose levels. Chronically high blood glucose levels, in turn, can lead to severe organ damage to the circulatory system, the nervous system (diabetic neuropathy), the eyes (diabetic retinopathy), and the kidneys (diabetic nephropathy). A number of drug classes are currently utilized to treat Type II diabetes, including insulin, metformin, sulfonylureas, and thiazolidinediones, or TZDs, which increase glucose uptake by muscle, fat, and other tissues. However, these drugs are characterized by imperfect control of glucose levels or undesirable side effects.

        Our Preclinical Program.    Through our program in Type II diabetes we are seeking to discover orally administered drug candidates with new mechanisms of action that may facilitate insulin-dependent glucose uptake and overcome insulin resistance. We are screening combinations of approved drugs in a cell-based model of insulin-dependent glucose uptake to discover anti-diabetes drug candidates.

        We are pursuing two approaches to identify better anti-diabetes drugs:

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  we have launched a program to identify novel mechanism oral anti-diabetes drug candidates, by combining non-diabetes drugs that act synergistically to facilitate glucose uptake and to overcome insulin resistance in peripheral tissues. If successfully developed, our product candidates for diabetes may potentially provide patients a new option for glucose control, or may be combined with other currently prescribed therapies.

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  because we believe that TZDs are characterized by imperfect glucose control and undesirable side effects, we have also launched a program to identify synergistic combinations containing a TZD and a non-diabetes drug that may improve the clinical profile of the existing TZD in an approach similar to our selective steroid amplifiers.

Our Drug Discovery Technology

        The pharmaceutical industry has developed sophisticated high throughput screening systems for testing the activity of single compounds. However, the high throughput screening of combinations of two or more compounds poses a new series of challenges which the industry's existing high throughput screening technologies do not, we believe, effectively address. Our drug discovery technology consists of the high throughput screening of millions of dose-specific combinations of approved drugs in cell-based models. Our combination high throughput screening technology, or cHTS, and Chalice, our integrated database and analysis platform, enables the selection and characterization of combination drug hits for further research and development. We deploy this drug discovery platform to identify synergistic combinations of approved drugs whose active pharmaceutical ingredients have, what we believe to be, desirable chemical, pharmacological and therapeutic properties, which may then be advanced to preclinical and clinical testing.

        The number of potentially active combinations is large. Our library of approximately 2,000 United States, European and Japanese approved drugs generates approximately 2,000,000 possible unique binary combinations. Combinations of the approved drugs in this library that are identified by our drug discovery technology can take many forms. In some cases, the combination may produce more activity than either of the single agents can achieve. In other cases, a compound may reduce the dose of a second compound required to achieve a therapeutic effect without reducing such therapeutic effect. In order to identify and analyze potentially valuable combination effects, we generate a dose matrix for each chemical combination. The dose matrix captures the combined activity of two compounds over a broad range of single agent concentrations. We have built a robotic high throughput system, including both customized hardware and software elements, capable of generating hundreds of thousands of data points per day in order to efficiently screen in a dose matrix format.

        The dose matrix data generated by our cHTS technology requires specialized analyses. We have developed Chalice, our proprietary visualization and analysis tool to collect and merge similar dose matrices before quantitatively benchmarking them to expected combination response patterns. We believe that the comparison models are useful in determining the drug candidate synergy, which helps us determine the novelty of a combination therapy, or to gain insight into the biological mechanism of action of a drug combination. Using these tools, combinations are analyzed, quantitatively scored and visualized in a comprehensive combination effect report, which provides links to available internal and external data on the combination and its constituent compounds.

        Product candidate selection includes external information about the compounds drawn from Chalice. Published chemical, therapeutic, and pharmacological data on the drug library or proprietary collections of compounds is incorporated into our database to assist us in assessing each compound's suitability as a component in a new combination drug candidate. Before proceeding into animal studies, we require that new combinations first pass in silico tests, where candidate compounds are compared against a database that aggregates published safety and pharmacology information and data about the compounds in our library. This in silico step is intended to ensure, to the extent possible based on published information, that combination active pharmaceutical ingredients have safety profiles appropriate for the disease indication we are interested in, are compatible from a drug-drug interaction perspective, can potentially be formulated in the appropriate route of administration, that the combination has not previously been discovered and meets additional key development and commercial criteria.

Collaborations

        We intend to seek collaborations with pharmaceutical and biotechnology companies to support the full development and commercialization of selected product candidates to obtain access to additional development, commercial or financial resources or a large sales force. We also plan to engage in selected discovery research collaborations to explore new therapeutic areas or compound libraries. We intend to seek these collaborations to diversify our therapeutic reach and compound diversity and to expand our product pipeline.

Spinal Muscular Atrophy Foundation

        In August 2004, we entered into a research and development collaboration agreement with the Spinal Muscular Atrophy Foundation, or SMA Foundation, aimed at identifying and advancing to initial new drug application stage at least one combination drug candidate for the treatment of spinal muscular atrophy, a neuromuscular disease that is the leading genetic cause of death among infants and toddlers. We will screen a library of compounds and cooperate with SMA Foundation to select the most promising candidates for further testing. Upon our achievement of certain research and development milestones under the agreement, SMA Foundation is required to make milestone payments to us, which, if all the research and development milestones under the agreement are achieved, may amount to a total of $2,040,000. Through September 30, 2004, we have received $190,000 in research funding. If at any point in the future we receive an aggregate of $100,000,000 in revenues on products containing any drug candidates, their analogs or derivations, developed under the agreement, we will be required to donate to the SMA Foundation, or to another non-profit entity designated by SMA Foundation, an amount equal to 200% of all the payments made by SMA Foundation to us under this agreement. We will own all intellectual property we develop through this collaboration and have commercial rights to all discovered products, in both cases if we achieve clinical development milestones and are not in a material uncured breach of the agreement. This agreement with the SMA Foundation may be terminated by either us or SMA Foundation following an uncured breach by the other party. Unless earlier terminated, the term of the agreement is expected to be two years or as long as is required to complete our research.

Accelerate Brain Cancer Cure

        In September 2004, we entered into a collaboration agreement with Accelerate Brain Cancer Cure, Inc., or ABC2, a non-profit foundation dedicated to advancing new therapies for brain cancer. Pursuant to this agreement, we are using our cHTS technology to screen combinations in a glioblastoma multiforme cell line to identify potentially therapeutic drug candidates for treatment of a deadly form of brain cancer. The cell line we have undertaken to screen under the ABC2 agreement is provided to us by agreement with Duke University. In exchange for our screening pursuant to the terms of the ABC2 agreement, we have received from ABC2 $54,000 in funding to conduct this research and will receive an additional $54,000 upon completion of our research. ABC2 may terminate the agreement and the program in the event ABC2 determines, in its sole discretion, that we are not operating substantially in compliance with the terms of the ABC2 agreement, or for any other material reason. Upon such termination, ABC2 may withhold payment of funds, or declare the funding terminated and require us to return any unused funds.

Sosei

        In April 2002, we entered into a research collaboration agreement with Sosei Co., Ltd. Sosei is a private Japanese biopharmaceutical company focused on drug development. Sosei's Drug Re-Profiling Platform, or DRP, aims to reevaluate hundreds of Japanese compounds for which development or active marketing in Japan has been suspended for reasons other than toxicity. Sosei has assembled its library of DRP compounds by building a consortium of Japanese pharmaceutical companies who have granted Sosei rights to re-profile and commercialize such compounds. We will assess both the single agent and combination activity of Sosei's DRP compounds in multiple therapeutic areas, including immuno-inflammatory disease, infectious disease, metabolic disease, and cancer. The objective of the collaboration is to discover novel combination drugs and to validate novel indications for DRP compounds that have often only been screened against a limited number of disease targets. We, Sosei, and the originating Japanese pharmaceutical companies have agreed to jointly own the intellectual property relating to any new combinations developed through the collaboration and divide commercial rights to such combinations among the designated markets. Neither we nor Sosei have any payment obligations until any products under the agreement are commercialized. Upon commercialization of any product under the agreement, the parties must negotiate, with respect to such product, an exclusive, perpetual, royalty-bearing license in the designated markets with other customary terms and conditions. Unless earlier terminated, the agreement will expire in April 2005.

Patents and Other Proprietary Rights

        Our success depends on our ability to protect our intellectual property and other proprietary rights. We rely upon a combination of patent, trademark, trade secret, copyright and unfair competition laws, assignment of inventions and non-disclosure agreements and other contractual provisions to protect our intellectual property and other proprietary rights.

        The United States Patent and Trademark Office has issued us two patents, one of which covers pharmaceutical compositions containing the active pharmaceutical ingredients in, and the method of use of, CRx-026, our novel dual action anti-cancer drug candidate. We have also been issued a total of four patents related to our drug discovery technology, one each in New Zealand, Taiwan, Singapore and South Africa. As of November 28, 2004, we have 37 pending patent applications in the United States and 175 pending foreign patent applications that are counterparts to certain of the United States issued patents and patent applications. Of these patent applications, 8 are provisional applications. Twenty of our pending United States patent applications and 131 of our pending foreign patent applications relate to our current portfolio of seven product candidates and five of our pending United States patent applications and 25 of our pending foreign patent applications relate to our drug discovery technology.

        It is our current practice to seek the issuance of extensive claims in our patent applications that cover the combination drug candidates we develop, including claims directed to the following:

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  pharmaceutical compositions containing the active pharmaceutical ingredients in the combination;

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  pharmaceutical compositions containing structural, functional, or mechanistic analogs of the active pharmaceutical ingredients in the combination;

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  methods of treating diseases by administering the active pharmaceutical ingredients in the combination or their analogs; and

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  pharmaceutical compositions, including the active pharmaceutical ingredients in the combination or their analogs and instructions for the treatment of diseases.

        Further, as we learn more about the most promising dose ratios, pharmacokinetic and pharmacodynamic parameters and mechanism of action information for our drug candidates, we intend to evaluate the filing of additional patent applications to supplement the core composition of matter and method of use patents we have been issued and are currently seeking.

        We also intend to pursue patents covering our product discovery platform. To date, our drug discovery technology directed patent applications have included claims directed to the protection of our screening methodologies, the accompanying informatics and computational biology techniques, and various research applications of the discovery platform. Currently, we have five pending United States patent applications directed to our combination drug screening methods and the underlying informatics and computational biology. The screening methods we have claimed in these applications include ranking of single agents for activity in new indications, screening pair-wise and higher order (i.e., three or more) combinations of compounds, formatting plates for optimizing information content and systematically screening combinations.

        Our informatics patent applications also include claims to methodologies for identifying combination activity, including automated synergy measurements, and for tracking and managing combination screening experiment information. Our computational biology patent application focuses on the methods of using a biological system's response to chemical combinations to extract information about the biological system, its interconnectivity and its functions. Four foreign patents have issued.

        The patent position of pharmaceutical or biotechnology companies, including ours, is generally uncertain and involves complex legal and factual considerations. Our success depends, in part, on our ability to protect proprietary products, methods and technologies that we develop under the patent and other intellectual property laws of the United States and other countries so that we can prevent others from using our inventions and proprietary information. The laws of some foreign countries do not protect proprietary rights to the same extent as the laws of the United States, and many pharmaceutical or biotechnology companies have encountered significant problems in protecting and defending their proprietary rights in foreign jurisdictions. Our patent applications may be challenged or may fail to result in issued patents. Moreover, an issued patent does not guarantee us the right to practice the technology or commercialize the patented product. Our existing patents and any future patents we obtain may be challenged, invalidated or circumvented, or may not be sufficiently broad to prevent others from practicing our technologies or developing competing products, which could limit our ability to stop competitors from marketing related products or restrict the length of term of patent protection that we have for our products. Furthermore, others may independently develop similar or alternative technologies or design around our patents. If any parties should successfully claim that our proprietary products, methods and technologies infringe upon their intellectual property rights, we may be prevented from commercializing our patented products and practicing our patented technology or be forced to pay damages.

        In all of our activities, we rely on proprietary materials and information, trade secrets, and know-how to conduct research and development activities and to attract and retain collaborative partners, licensees, and customers. We attempt to protect our trade secrets by entering into confidentiality agreements with third parties, employees, and consultants. Our employees and consultants are also asked to sign agreements requiring that they assign to us their interests in patents and other intellectual property arising from their work for us. We also require all employees sign an agreement not to engage in any conflicting employment or activity during their employment with us, and not to disclose or misuse our confidential information.

Government Regulation

FDA Regulation of Drugs and Biologics

        In the United States, federal and state statutes and regulations govern, among other things, the research, development, testing, manufacture, storage, record keeping, reporting, labeling, distribution, promotion, and marketing of pharmaceutical products. At the federal government level, the FDA is principally responsible for regulating drugs and biologics, including the product candidates we have under development. Failure to comply with applicable regulatory requirements may subject a company to administrative or judicially imposed sanctions, such as warning letters, product recalls, product seizure, injunctions, civil penalties, disgorgement of past or future profits, criminal prosecution, suspension of production, license suspension or revocation, withdrawal of an approval, or FDA refusal to approve pending marketing applications.

        The steps ordinarily required before a new pharmaceutical product may be marketed in the United States begin primarily with preclinical testing. Preclinical tests include laboratory evaluation of product chemistry, toxicology and other characteristics. Animal studies are used to assess the potential safety of the product. Many preclinical studies are regulated by the FDA under the good laboratory practice, or GLP, regulations. Violations of these regulations can, in some cases, lead to invalidation of the studies, requiring such studies to be replicated if the data are to be submitted to the FDA in support of a marketing application for a new drug.

        The results of the preclinical development work, together with other information as required by the FDA, are summarized in an investigational new drug application, or IND, which must be submitted to the FDA before the drug may be provided to clinical investigators for use in humans in clinical trials. An IND also sets forth the plan for investigating the drug, including the protocols for each planned study. FDA regulations provide that human clinical trials may begin 30 days following submission of an IND, unless the FDA advises otherwise or requests additional information, clarification, or additional time to review the application. Clinical trials cannot begin until any concerns raised by the FDA have been resolved.

        Each clinical trial must also be approved by an independent institutional review board, or IRB, which is typically associated with the institution or research facility at which the investigator will conduct the trial, before the trial may begin. The IRB must approve the protocol and the procedures for obtaining the informed consent of the study participants. An IRB will consider, among other things, ethical factors, the safety of human subjects, and the possible liability of the institution in which the study will be conducted. The IRB is required to conduct continuous review of the trials at intervals appropriate to the degree of risk involved and may suspend or terminate its approval if the trials are not being conducted in accordance with the IRB's approval or there has been unexpected serious harm to subjects.

        During the conduct of a clinical trial, the company is required to monitor the investigators' compliance with the clinical study protocol and other FDA requirements, including the requirements to submit reports to the sponsor, the IRB, and the FDA, and to keep detailed records regarding study findings and use and disposition of the study drug. Although monitoring can help reduce the risk of inadequate compliance by study investigators, it cannot eliminate this risk entirely. Inadvertent regulatory noncompliance by the investigator, or intentional investigator misconduct, can jeopardize the usefulness of study results and, in rare circumstances, require the company to repeat a study. The company must report to the FDA any adverse event that is both unexpected and serious and for which there is a reasonable possibility that the event may have been caused by the drug. In addition, the company must within seven days report to the FDA any unexpected fatal or life-threatening event that may have been caused by the drug. The FDA may stop the trials by placing a "clinical hold" on such trials because of concerns about, for example, the safety of the product being tested. Such holds can cause substantial delay and in some cases may require abandonment of a product candidate.

        Clinical testing in humans involves the administration of the investigational drug to healthy volunteers or to patients under the supervision of a qualified principal investigator, usually a physician, pursuant to an FDA-reviewed protocol. Human clinical trials typically are conducted in three sequential phases, but the phases may overlap. Phase I clinical trials consist of testing the product in a small number of patients or normal volunteers, primarily to evaluate the drug's safety, at one or more dosage levels, as well as to study the drug's pharmacokinetic and/or pharmacodynamic profile. In phase II clinical trials, in addition to safety, the efficacy of the product is evaluated in a patient population. Phase III clinical trials typically involve additional testing for safety and clinical efficacy in an expanded population at multiple geographically dispersed sites.

        When two or more drugs are combined in a single dosage form, as many of our product candidates will be, the data submitted to FDA must ordinarily show that each component makes a contribution to the claimed effects and that the dosage of each component (amount, frequency, duration) is such that the combination is safe and effective for a significant patient population requiring such concurrent therapy as defined in the labeling for the drug. This FDA policy may necessitate more elaborate and expensive clinical trials than would be required for a single-agent pharmaceutical because the trials may need to be designed to study the combined agent, each drug as a single agent and a placebo.

        Upon completion of clinical trials, a company seeking FDA approval to market a new drug must file a new drug application, or NDA, with the FDA, or in the case of a biological product, a biological license application, a BLA. To approve an NDA, the FDA must determine, based on the information submitted in the application, that the drug is safe and effective for its intended uses. To approve a BLA, the FDA must determine that the product is safe, pure, and potent and that the facilities in which the product is manufactured or otherwise handled meet the applicable standards. In addition to reports of the preclinical and clinical trials conducted under IND, the NDA or BLA includes information pertaining to the product's safety and efficacy, preparation of the drug substance, analytical methods, drug product formulation, manufacturing details, and proposed product packaging and labeling. In addition, the manufacturing facility must also pass an FDA Current Good Manufacturing Practices, or cGMP, inspection before the marketing application can be approved.

        Submission of a NDA or BLA does not assure FDA approval for marketing. After the application is submitted, the FDA initially determines whether all pertinent data and information have been submitted before accepting the application for filing. After the application is accepted for filing, the FDA begins its substantive review. The FDA typically will request a review of the data in the NDA or BLA and recommendation regarding approval by an advisory committee consisting of outside experts. The FDA may accept or reject the advisory committee's recommendations, or accept them with modifications. The application review process generally takes a year or longer to complete, although reviews of drugs that meet a medical need for serious or life-threatening diseases may be accelerated or prioritized for a six-month review. The FDA may deny approval of an application. Any such denial may require extensive additional testing, which could take years to complete, in order to make the application approvable, or the denial may be based on considerations that cannot be favorably resolved through additional testing. In some circumstances, the FDA may approve an application even though some unanswered questions remain about the product, if the applicant agrees to conduct post-marketing studies. The FDA may impose other conditions of approval as well. Expedited or accelerated approvals may require additional larger confirmatory clinical studies to be conducted following approval.

        Product approval may be withdrawn if compliance with regulatory requirements is not maintained or if post-marketing adverse events associated with the product are reported that cannot be addressed satisfactorily through changes to the product's labeling or warnings to healthcare professionals. The FDA requires reporting of certain safety and other information that becomes known to a manufacturer of an approved product. The company may become aware of such information from reports of adverse events suspected to be related to the product, voluntarily provided to the company and/or to the FDA by physicians and other healthcare professionals, or from published scientific data. In some circumstances, the FDA may require the company to make changes to its approved product labeling or to issue safety warnings to healthcare professionals or the public, which may have a negative impact on product sales. Manufacturing and sale may also be disrupted or delayed in the event of failure to comply with all required current Good Manufacturing Practices, as determined by FDA investigators in periodic inspections of manufacturing facilities. Upon approval, a drug or biological product may only be marketed for the approved indications, in the approved dosage forms, and at the approved dosage. The nature of marketing claims that we will be permitted to make in the labeling and advertising of our products will be limited to those specified in an FDA approval.

Foreign Regulations

        Outside the United States, our ability to market a product is contingent upon receiving marketing authorization from the appropriate regulatory authorities. The requirements governing the conduct of clinical trials, marketing authorization, pricing, and reimbursement vary widely from country to country. At present, foreign marketing authorizations are applied for at a national level, although within the European Union, centralized procedures are available to companies wishing to market a product in more than one European Union member state. If the regulatory authorities are satisfied that adequate evidence of safety, quality, and efficacy has been presented, a marketing authorization will be granted. This foreign regulatory approval process includes all of the risks and potential delays associated with FDA approval set forth above.

Other Regulations

        In addition to regulations enforced by the FDA, we also are subject to regulation under the Occupational Safety and Health Act, the Toxic Substances Control Act, the Resource Conservation and Recovery Act, and other present and potential future federal, state, and local statutes and regulations. Our research and development involves the controlled use of hazardous materials, chemicals, and various radioactive compounds. Although we believe that our safety procedures for storing, handling, using, and disposing of such materials comply with the standards prescribed by applicable regulations, the risk of accidental contaminations or injury from these materials cannot be completely eliminated. In the event of such an accident, we could be held liable for any damages that result, and any such liability could materially affect our ongoing business.

Competition

        The development and commercialization of pharmaceutical products is highly competitive. We intend to compete in the discovery and development of new drugs by applying our proprietary combination high throughput screening technology to discover new drug candidates using combinations of existing drugs. We will be competing against a wide range of pharmaceutical and life science companies with greater resources and their own research and development programs in the markets we plan to target with our product candidates. Many of these companies have already developed and employ high throughput screening technologies. Should these companies seek to apply these technologies to the discovery of combination drugs, our drug discovery technology may be rendered obsolete or noncompetitive.

        The target markets for our product candidates, including immuno-inflammatory diseases, oncology and metabolic diseases, are all very competitive, with existing approved products holding substantial market share and other product candidates being developed by other pharmaceutical companies.

        We intend to compete with these companies on the basis of our drug discovery technology, our intellectual property position, our clinical expertise and the expertise of our scientific personnel. Principal competitive factors in our industry include:

  •
  improved patient outcomes;

  •
  acceptance of products by physicians and other healthcare providers;

  •
  research and drug development capabilities;

  •
  intellectual property positions;

  •
  sales and marketing capabilities; and

  •
  availability of capital resources to fund research, development and commercialization activities.

        Many of the companies competing against us have financial and other resources substantially greater than our own. In addition, many of our competitors have significantly greater experience in clinical testing, obtaining FDA and other regulatory approvals and in the manufacture and commercialization of products.

Manufacturing

        We have no manufacturing capabilities. We rely and plan to continue to rely on third parties to manufacture bulk compounds for research, development, preclinical, and clinical trials. We believe that there are several manufacturing sources available to us on commercially reasonable terms to meet our clinical requirements.

        We plan to rely on third parties to manufacture commercial quantities of any products we successfully develop, if any. Among the conditions for FDA approval of a pharmaceutical product is the requirement that the manufacturer's quality control and manufacturing procedures conform to current Good Manufacturing Practice, which must be followed at all times. The FDA typically inspects manufacturing facilities every two years. In complying with current Good Manufacturing Practice regulations, pharmaceutical manufacturers must expend resources and time to ensure compliance with product specifications as well as production, record keeping, quality control, reporting, and other requirements. We plan to seek suitable third party manufacturing arrangements for the commercial production of a product candidate.

Sales and Marketing

        We currently have no marketing, sales or distribution capabilities. In order to commercialize products that are approved for commercial sale, if any, we must either develop a sales and marketing infrastructure or collaborate with third parties that have sales and marketing experience.

        We may elect to establish our own sales force to market and sell a product for which we obtain regulatory approval if we expect that the geographic market for the product is limited or that the prescriptions for the product will be written principally by a relatively small number of physicians. If we decide to market and sell any products ourselves, we do not expect to establish direct sales capability until shortly before the products are approved for commercial sale.

        We plan to seek third party support from established pharmaceutical and biotech companies for those products that would benefit from the promotional support of a large sales and marketing force. In these cases we would seek to promote our products in collaboration with marketing partners or rely on relationships with one or more companies with large established sales forces and distribution systems.

Employees

        As of November 30, 2004, we employed 68 persons, of whom 25 hold Ph.D. or M.D. degrees. Approximately 49 employees are engaged in research and development, and 19 employees are engaged in business development, intellectual property, finance, and other administrative functions. Our workforce is non-unionized, and we believe that our relations with employees are good.

Facilities

        We currently lease and occupy 23,500 square feet of laboratory and office space in Boston, Massachusetts. The lease expires in August 2006. On December 8, 2004, we executed a non-binding letter of intent to lease approximately 43,000 square feet of laboratory and office space at a new location in Boston, Massachusetts that also contemplates relieving us from our obligations in our current lease. As a result, we expect to occupy this new office space in October 2005. We believe that our current space is adequate for our needs through 2005, however, we believe the new space will accommodate our growing needs as we expand our business. We also believe we will be able to obtain additional space, as needed, on commercially reasonable terms.

Legal Proceedings

        We are currently not a party to any material legal proceedings.

MANAGEMENT

Executive Officers and Directors

        The table below lists our Executive Officers, Directors and other significant employees, and their ages and positions as of December 9, 2004:

Name	Age	Position(s)
Alexis Borisy.	32	President, Chief Executive Officer, and Director
Peter Elliott, Ph.D	46	Executive Vice President, Product Development
Robert Forrester.	41	Executive Vice President and Chief Financial Officer
Jan Lessem, M.D., Ph.D	56	Executive Vice President and Chief Medical Officer
R. Eric McAllister, M.D., D.Phil.	62	Senior Vice President, Clinical Development
Curtis T. Keith, Ph.D.	34	Vice President, Research
Richard Aldrich (3)	50	Director
Douglas G. Cole, M.D. (3)	44	Director
Patrick Fortune, Ph.D. (1)(2)	67	Director
Jacob Goldfield (2)	45	Director
Frank Haydu (2)(3)	56	Director
Christopher Moller, Ph.D. (1)	51	Director
Richard Pops (1)	42	Director
Seth Rudnick, M.D.	55	Director

(1)
Member of Compensation Committee

(2)
Member of Audit Committee

(3)
Member of Nominating and Corporate Governance Committee

        Alexis Borisy has served as President, CEO, and Director of CombinatoRx since March 2000. From 1998 to March 2000 Mr. Borisy was an independent industry consultant, working with senior executives at pharmaceutical and biotech companies in the areas of corporate strategy, portfolio management, and business development. Mr. Borisy holds an A.B. in chemistry from the University of Chicago, and an A.M. in chemistry from Harvard University.

        Peter Elliott, Ph.D. has served as our Executive Vice President of Product Development since June 2004. Prior to serving as Executive Vice President, Dr. Elliott was our Senior Vice President of Product Development since August 2001. Dr. Elliott was Vice President of Pharmacology and Drug Development at Millennium Pharmaceuticals, Inc. from 1998 to 2001. Dr. Elliott holds a B.S. from Chelsea College at London University, a M.Phil. in pharmacology from Trinity College at Cambridge University and a Ph.D. in psychopharmacology from Cambridge University.

        Robert Forrester has served as our Executive Vice President and Chief Financial Officer since February 2004. Mr. Forrester served as Senior Vice President, Finance and Corporate Development at Coley Pharmaceuticals Group from 2000 to September 2003. Mr. Forrester was a Managing Director at MeesPierson, part of the Fortis Group from 1994 to 2000. Mr. Forrester holds a LL.B. from Bristol University.

        Jan Lessem, M.D., Ph.D. has served as our Executive Vice President and Chief Medical Officer since September 2003. From 1998 to 2003, he was Vice President of Clinical Research and Chief Medical Officer at OraPharma. Dr. Lessem was Vice President and Corporate Officer with Takeda America Research and Development Center, Inc. from 1995 to 1998. Dr. Lessem holds a B.A. of Medicine, M.D. and Ph.D. from the University of Lund in Lund, Sweden.

        R. Eric McAllister, M.D., D.Phil. has served as our Senior Vice President of Clinical Development since October 2004. From 2002 to 2004, he was Vice President of Clinical Research at Sicor Pharmaceuticals, Inc. Dr. McAllister served as Medical Director at TAP Pharmaceutical Products, Inc. from 2000 to 2002. Dr. McAllister was a Medical Practitioner and a Principal Investigator from 1992 to 2000. Dr. McAllister holds B.S. and M.S. degrees in physics and an M.D., each from Dalhousie University in Canada, and a D.Phil. in cardiac electrophysiology from Oxford University.

        Curtis T. Keith, Ph.D. has served as our Vice President of Research since June 2000. Prior to his employment with us, he completed his Ph.D. in chemistry and chemical biology from Harvard University. Dr. Keith also holds a B.Sc. in biochemistry from McGill University in Canada.

        Richard Aldrich has served as a member of our board of directors since June 2003. Since 2001, Mr. Aldrich is Managing Director of RA Capital, Inc., a fund he founded in 2001 to invest in small-cap public biotechnology companies. From 1989 to 2001, Mr. Aldrich was the Senior Vice President and Chief Business Officer of Vertex Pharmaceuticals, Inc. He serves on the board of directors of Altus Pharmaceuticals Inc., Ingenium Pharmaceuticals Inc. and Sirtris Pharmaceuticals, Inc. Mr. Aldrich holds a B.S. degree in management from Boston College and a MBA from the Tuck School of Business, Dartmouth College.

        Douglas G. Cole, M.D. has served as a member of our board of directors since September 2002. Dr. Cole joined Flagship Ventures in 2001, where he is currently a partner. From 1997 to 2001, Dr. Cole was Program Executive at Vertex Pharmaceuticals, Inc. Dr. Cole holds an A.B. from Dartmouth College and an M.D. from the University of Pennsylvania School of Medicine.

        Patrick Fortune, Ph.D. has served as a member of our board of directors since February 2004. Since 2001, Dr. Fortune has been a partner of Boston Millennia Partners, a venture capital firm. From 1999 to 2001, Dr. Fortune was President and Chief Operating Officer of New Era of Networks, Inc. He serves on the board of directors of Parexel International Corporation. Dr. Fortune holds a B.S. in chemistry from the University of Wisconsin, a MBA from Northwestern University and a Ph.D. in physical chemistry from the University of Wisconsin.

        Jacob Goldfield has served as a member of our board of directors since March 2000. Since September 2004, Mr. Goldfield has been a private investor. From 2003 to 2004, Mr. Goldfield was Chief Investment Officer of Soros Fund Management. From 2000 to 2003, Mr. Goldfield was a private investor. From 1990 to 2000, Mr. Goldfield was a partner of Goldman Sachs & Co. Mr. Goldfield holds an A.B. in physics from Harvard College.

        Frank Haydu has served as a member of our board of directors and Chairman of the Audit Committee since August 2004. Since 2001, Mr. Haydu has been the Managing Director and Co-founder of Valuation Perspectives, Inc., a corporate finance advisory firm. He serves on the board of directors for Albany Molecular Research, Inc., Moldflow Corporation and iParty Corp. Mr. Haydu holds a B.A. in economics from Muhlenberg College.

        Christopher Moller, Ph.D. has served as a member of our board of directors since January 2001. Since 1990, Dr. Moller has served as a Managing Director of TL Ventures, a venture capital firm. He serves on the board of directors for Sopherion Therapeutics, Inc., QUATRx Pharmaceuticals Company and PharmaStem Therapeutics, Inc. Dr. Moller holds a B.S. in chemistry from Pomona College and a Ph.D. in immunology from the University of Pennsylvania.

        Richard Pops has served as a member of our board of directors since October 2001. Mr. Pops has been Chief Executive Officer of Alkermes, Inc., a biotechnology company, since 1991. He serves on the board of directors for Neurocrine Biosciences, Inc., Acceleron Pharma and Sirtris Pharmaceuticals, Inc. Mr. Pops holds a B.A. in economics from Stanford University.

        Seth Rudnick, M.D. has served as a member of our board of directors since January 2001. Since 2000, Dr. Rudnick has been a general partner at Canaan Partners concentrating on healthcare investments. Dr. Rudnick serves on the board of directors for Immunicon Corporation and Genaissance Pharmaceuticals, Inc. Dr. Rudnick holds a B.A. from the University of Pennsylvania and a M.D. from the University of Virginia.

Board of Directors

        The size of the board of directors is currently set at nine members. Each director serves until a successor is duly elected and qualified or until the earlier of his death, resignation or removal. Messrs. Borisy, Aldrich and Goldfield and Drs. Cole, Fortune, Moller and Rudnick are elected to the board of directors pursuant to the terms of a voting agreement among the Company and certain of its stockholders. This voting agreement will be terminated upon the completion of this offering. There are no family relationships among any of the directors or executive officers. Subject to the terms of their employment agreements, our executive officers are elected by and serve at the discretion of the board of directors. Each of our executive officers and directors, other than non-employee directors, devotes his or her full time to the affairs of the Company.

        Before we complete this offering, our board will be divided into three classes, as nearly equal in number as possible, with each director serving a three-year term and one class being elected at each year's annual meeting of stockholders. Drs. Moller, Fortune and Cole will be in the class of directors whose term expires at the 2006 annual meeting of our stockholders. Messrs. Goldfield, Pops and Aldrich will be in the class of directors whose term expires at the 2007 annual meeting of our stockholders. Mr. Borisy and Mr. Haydu will be in the class of directors whose term expires at the 2008 annual meeting of our stockholders. Dr. Rudnick intends to resign from the board of directors upon the consummation of this offering. At each annual meeting of our stockholders, successors to the class of directors whose term expires at such meeting will be elected to serve for three-year terms or until their respective successor are elected and qualified.

Committees of the Board of Directors

        Prior to this offering, the board of directors had two committees, the audit committee and the compensation committee. Prior to the closing of this offering, the board of directors will establish an additional committee, the nominating and corporate governance committee. Upon the completion of this offering, each of these board committees will operate pursuant to a written charter. The board may also establish other committees to assist in the discharge of its responsibilities.

Audit Committee

        The audit committee provides the board of directors with an independent review of our financial health and of the reliability of our financial controls and financial reporting systems. Following the completion of this offering, the audit committee will consist of Mr. Haydu (chairperson), Dr. Fortune and Mr. Goldfield. The audit committee reviews our financial controls, evaluates the scope of the annual audit, reviews audit results, consults with management and our independent accountants prior to the presentation of financial statements to stockholders and, as appropriate, initiates inquiries into aspects of our internal accounting controls and financial affairs. The audit committee has sole and direct responsibility for appointing, evaluating and retaining our independent auditors, including overseeing their work, determining their fees and implementing an approval process for any non-audit services. We believe each member of our audit committee satisfies the requirements for membership established by the NASDAQ National Market and SEC. The board of directors has determined that Mr. Haydu is an audit committee financial expert and that he satisfies the independence requirements of the Securities Exchange Act.

Compensation Committee

        Our compensation committee determines salaries, incentives and other compensation for our directors and executive officers, including the Chief Executive Officer. The compensation committee also administers incentive compensation and employee benefit plans, including our 2000 Stock Plan and 2004 Incentive Plan. Following the completion of this offering, the compensation committee will consist of Mr. Pops (chairperson), Dr. Fortune and Dr. Moller. We believe each member of the compensation committee satisfies the requirements for membership established by the NASDAQ National Market.

Nominating and Corporate Governance Committee

        The nominating and corporate governance committee will be responsible for identifying and recommending potential candidates qualified to become board members, recommending directors for appointment to board committees and developing and recommending to the board a set of corporate governance principles. Following the completion of this offering, the nominating and corporate governance committee will be comprised of Mr. Aldrich (chairperson), Mr. Haydu and Dr. Cole. We believe each member of the nominating and corporate governance committee satisfies the requirements for membership established by the NASDAQ National Market.

Director Compensation

        We reimburse members of the board of directors for any out-of-pocket expenses incurred by them in connection with services provided in such capacity. Directors who are also our employees receive no additional compensation for serving as directors. All of our non-employee directors are eligible to receive stock options under the Company's 2000 Stock Plan and 2004 Incentive Plan.

        Mr. Aldrich was entitled to receive $50,000 per year for his service as chairman of the board of directors and received $34,000 in the year ended December 31, 2003 for service as chairman. Mr. Aldrich resigned as the chairman of the board of directors effective November 12, 2004, but remains on the board of directors. On December 8, 2004, our board of directors approved the grant of options to purchase 50,000 shares of common stock at an exercise price of $0.50 per share to Mr. Haydu for his service on the board of directors, 25% of which will vest on August 19, 2005 and the remainder of which will vest in increments of 6.25% at the end of each three month period thereafter. On December 8, 2004, our board of directors approved the grant of options to purchase 76,000 shares of common stock at an exercise price of $0.50 per share to Mr. Pops in connection with his service on the board of directors, 24,750 of which were vested, 11,250 of which will vest in increments of 6.25% at the end of each three month anniversary of December 11, 2001, 10,000 of which will vest on November 30, 2005 and the remainder of which will vest in increments of 6.25% at the end of each three month period anniversary of November 30, 2004.

        Commencing in 2005 after the consummation of this offering, our non-employee directors will each receive $3,000 per quarter in director fees for their services as directors, plus $1,000 per board of directors or committee meeting attended. The chairperson of the audit committee will also receive $5,000 per year for his or her service. The chairpersons of the compensation committee and the nominating and governance committee each will receive $3,000 per year for his or her services. Non-employee directors will also receive options to purchase 40,000 shares of our common stock upon election to the board of directors and options to purchase 10,000 share of our common stock for service at each annual meeting.

Compensation Committee Interlocks and Insider Participation

        None of our executive officers serves as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of our board of directors or compensation committee. None of the current members of our compensation committee has ever been our employee.

Scientific Advisors

        Our scientific advisors advise us concerning long-term scientific planning, research, and development. These advisors also evaluate our research programs, recommend personnel to us, and advise us on technology matters.

        We pay our advisors a retainer, reimburse them for their expenses, and have granted them options to purchase common stock under our 2000 Stock Plan. We have also entered into consulting agreements with Dr. Stockwell, a member of our Scientific Advisory Board. Dr. Borisy is the father of our President and Chief Executive Officer, Alexis Borisy. Generally, the agreements are subject to termination by either party with advance notice. Members of our Scientific Advisory Board also enter into confidentiality, non-disclosure and proprietary rights agreements with us.

        All of the scientific advisors are employed by or have consulting arrangements with other entities and devote only a small portion of their time to CombinatoRx. Scientific advisors' other employment or commitments may conflict or compete with their obligations to us. Our current scientific advisors are:

Name	Professional Affiliation
Gary Borisy, Ph.D.	B. Arey Professor of Cell and Molecular Biology, Northwestern University Medical School
Michael A. Foley, Ph.D.	Vice President of Chemistry, Infinity Pharmaceuticals, Inc.
Todd Golub, M.D.	Director, Cancer Program, The Broad Institute of Harvard and MIT, and Charles A. Dana Investigator, Dana-Farber Cancer Institute
Joanna Horobin, M.D.	Entrepreneur in Residence, MPM Capital
Joshua Lederberg, Ph.D.	Professor and President-Emeritus, The Rockefeller University
Brent R. Stockwell, Ph.D.	Assistant Professor, Department of Biological Sciences and Department of Chemistry, Columbia University

Clinical Advisors

        We seek advice from a number of professionals on clinical matters. All of our clinical advisors are employed by or have consulting arrangements with other entities and devote only a small portion of their time to CombinatoRx. Clinical advisors' other employment or commitments may conflict or compete with their obligations to us. Our current clinical advisors are:

Name	Professional Affiliation
Oncology:
George Sledge Jr., M.D.	Professor of Medicine and Pathology at the Indiana University School of Medicine and Ballve-Lantero Professor of Oncology
Stan Kaye, M.D.	CRC Professor of Medical Oncology, Head of Section of Medicine and Head of Drug Development Unit at the Royal Marsden Hospital
Richard Schilsky, M.D.	Associate Dean for Clinical Research and Professor of Medicine of the Biological Sciences Division at the University of Chicago
Immuno-Inflammatory:
Edward C. Keystone, M.D., FRCP(C)
Professor of Medicine at the University of Toronto, Associate Clinical Director of the Canadian Arthritis Network, Director of the Rebecca MacDonald Centre for Arthritis and Autoimmune Disease, Director of The Division of Advanced Therapeutics in Arthritis at Mount Sinai Hospital, Consultant in Rheumatology at Mount Sinai Hospital/University Health Network
Michael Weinblatt, M.D.	Associate Director at the Center for Arthritis and Joint Diseases at Brigham and Women's Hospital and Professor of Medicine at Harvard Medical School
Daniel Furst, M.D.	Chair of Rheumatology at UCLA
Paul Emery, M.A., M.D., FRCP	Arc Professor of Rheumatology at the University of Leeds, UK
Frank Wollheim, M.D.	Emeritus Professor of Rheumatology at the University of Lund, Sweden
John Kirwan, M.D.	Professor of Rheumatology at the University of Bristol, UK

Dermatology:
Alice Gottlieb, M.D., Ph.D.	Director of Clinical Research center at Robert Wood Johnson Medical School

Executive Compensation

Summary Compensation Table

        The following table summarizes the compensation paid to or earned during the fiscal year ended December 31, 2003 for our Chief Executive Officer, our four most highly compensated executive officers as of the fiscal year ended December 31, 2003 and one executive officer whose employment terminated during such fiscal year but for whom disclosure is nevertheless required under Securities and Exchange Commission rules. For ease of reference, we collectively refer to these executive officers throughout this section as our "named executive officers."

	Annual Compensation				Long-Term Compensation
Name and Principal Position	Salary($)	Bonus ($)	Other Annual Compensation($)		Securities Underlying Options (#)	All Other Compensation ($)(1)
Alexis Borisy President and Chief Executive Officer	$234,000	$25,000	—		100,000	$9,792
Joanna Horobin (2) Former Executive Vice President and Chief Operating Officer	$288,327	—	—		50,000	$7,289
Peter Elliott, Ph.D. Executive Vice President, Product Development	$228,000	$35,000	—		50,000	$8,052
Edward Davis (3) Former Executive Vice President and Chief Financial Officer	$215,000	—	—		—	$7,708
Curtis Keith, Ph.D. Vice President, Research	$180,000	$30,000	—		40,000	$7,273
Jan Lessem, M.D., Ph.D. (4) Executive Vice President and Chief Medical Officer	$95,833	$27,000	$50,000	(5)	250,000	$2,264

(1)
Amount represents payment of group term life insurance premiums, or GTL, and matching contributions under our 401(k) plan as follows:

Name	GTL	401(k) Match
A. Borisy	$432	$9,360
J. Horobin	$432	$6,857
P. Elliott	$432	$7,620
E. Davis	$541	$7,167
C. Keith	$502	$6,771
J. Lessem	$108	$2,156
(2)
Ms. Horobin resigned effective April 15, 2004.

(3)
Mr. Davis resigned effective July 1, 2003.

(4)
Dr. Lessem commenced employment on September 1, 2003.

(5)
Amount represents compensation in the form of a housing stipend.

Option Grants in Last Fiscal Year

        The following table contains certain information regarding options we granted to our named executive officers during the twelve months ended December 31, 2003.

					Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term (3)
		Percent of Total Options Granted to Employees in Fiscal Year (2)
	Number of Securities Underlying Options Granted (1)
Name			Exercise Price ($/Share)	Expiration Date
					5%	10%
Alexis Borisy	100,000	9.9%	$0.50	6/27/2013	$	$
Joanna Horobin	50,000	4.9%	$0.50	6/27/2013	$	$
Peter Elliott, Ph.D.	50,000	4.9%	$0.50	6/27/2013	$	$
Curtis Keith, Ph.D.	40,000	4.0%	$0.50	6/27/2013	$	$
Jan Lessem, M.D., Ph.D	250,000	24.7%	$0.50	9/1/2013	$	$

(1)
Stock options granted to our named executive officers generally vest as to 25% of the shares on the first anniversary of the date of grant and an additional 6.25% of the shares vest at the end of each three month period thereafter.

(2)
Based on an aggregate of 1,011,500 shares subject to options granted to our employees in 2003, including the named executive officers.

(3)
The amounts shown on this table represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. These gains are based on assumed rates of stock appreciation of 5% and 10% compounded annually from the date the respective options were granted to their expiration date. The gains shown are net of the option exercise price, but do not include deductions for taxes or other expenses associated with the exercise. Actual gains, if any, on stock option exercises will depend on the future performance of our common stock, the optionholder's continued employment through the option period and the date on which the options are exercised. If our common stock does not increase in value after the grant date of the options, the options are valueless.

Fiscal Year-End Option Values

        The following table sets forth information for the named executive officers concerning options outstanding at the end of our last fiscal year. None of the named executive officers acquired any shares upon the exercise of outstanding options during the fiscal year ended December 31, 2003.

Fiscal Year Ended December 31, 2003

Option Values

	Number of Securities Underlying Unexercised Options at December 31, 2003		Value of Unexercised In-The-Money Options at December 31, 2003(1)
Name
	Exercisable	Unexercisable	Exercisable	Unexercisable
Alexis Borisy	60,000	120,000
Joanna Horobin	137,500	162,500
Peter Elliott, Ph.D.	96,875	103,125
Curtis Keith, Ph.D.	136,562	88,438
Edward Davis	106,250	0
Jan Lessem, M.D., Ph.D.	15,625	234,375

(1)
There was no public trading market for our common stock during the fiscal year ended December 31, 2003, so we have calculated the face value of unexercised in-the-money options at December 31, 2003 on the basis of an assumed fair market value of common stock equal to the assumed public offering price of $                               per share.

Employment Agreements

        Mr. Borisy is employed as our President and Chief Executive Officer pursuant to an employment agreement. Either Mr. Borisy or we may terminate his employment for any reason on a sixty days' notice. Under the employment agreement, Mr. Borisy is entitled to receive an annual base salary of $260,000, subject to increase from time to time by the board of directors. Mr. Borisy is also entitled to an annual bonus based on Mr. Borisy's and our performance against reasonably attainable goals determined by the board of directors in consultation with Mr. Borisy, with initial target bonus of 30% of the base salary. In addition, the board of directors may in its discretion make an annual grant of stock options to Mr. Borisy based on his performance and our performance against reasonably attainable goals. If we terminate Mr. Borisy without cause or if he terminates his employment for good reason, with cause and good reason defined in the employment agreement, he is entitled to a lump sum payment equal to six months of his then current base salary, six months of the premium cost of participation in our medical and dental plans, subject to applicable law and plan terms and accelerated vesting of 25% of his options, granted under this agreement or otherwise, which remain unvested on the date of termination for each year of Mr. Borisy's employment. In the event we terminate without cause or Mr. Borisy terminates for good cause within two years following a change of control, with change of control defined in the employment agreement, we are obligated to pay Mr. Borisy a lump sum payment equal to 24 months of his then current base salary and 24 months of the premium cost of participation in our medical and dental benefit plans, subject to applicable law and plan terms, and 100% of all unvested options granted under his employment agreement or otherwise must be accelerated and must fully vest. In the event of a change of control, we are also obligated to pay any excise tax imposed under Section 4999 of the Internal Revenue Code on Mr. Borisy's payments or benefits paid by us.

        Mr. Forrester is employed as our Chief Financial Officer pursuant to an employment agreement which is terminable by us or Mr. Forrester for any reason on a sixty days' notice. Under the employment agreement, Mr. Forrester is entitled to receive an annual base salary of $245,000, subject to further annual determination by the mutual agreement between Mr. Forrester and our President and Chief Executive Officer. Mr. Forrester is also entitled, upon the recommendation of our President and Chief Executive Officer to an annual performance-based bonus, either in cash or stock options, to be granted in our discretion, with the initial target bonus of 30% of the base salary. Under the agreement, we granted to Mr. Forrester an option to purchase up to 300,000 shares of our common stock at a price of $0.50 per share, with 25% of shares vesting in February 2005 and an additional 18,750 shares vesting each quarter after that. If we terminate Mr. Forrester's employment without cause or if Mr. Forrester terminates his employment for good reason, with cause and good reason defined in the employment agreement, he will be entitled to a lump sum payment equal to his base salary and the cost of fringe benefits for 12 months after the date of termination and accelerated vesting of 25% of shares which remain unvested at termination for each year of Mr. Forrester's employment. If during any portion of the 3 last months of the 12 month period after termination by us without cause or Mr. Forrester's termination for good reason Mr. Forrester is employed in a comparable full-time position with at least equal compensation, he is obligated to refund to us the severance pay for the portion of the three months that he is so employed. In the event of a change of control, with change of control defined in the employment agreement, we are obligated to pay Mr. Forrester twice his then base salary for 12 months in a lump sum at the closing of the change of control, except that we are obligated to pay once his then base salary for 12 months if a change of control occurs prior to the closing of our initial public offering and a transaction price from a change of control received by the venture capital investors is less than the amount they have invested plus 10%. If a change of control occurs, we are also obligated to accelerate vesting of all unvested stock options granted to Mr. Forrester and to pay any excise tax imposed under Section 4999 of the Internal Revenue Code on Mr. Forrester's payments or benefits paid by us.

        Dr. Lessem is employed as our Chief Medical Officer and Executive Vice President of Clinical Research pursuant to an employment agreement that terminates on August 31, 2006. Under the employment agreement, Dr. Lessem is entitled to receive an annual base salary of $296,125 for the year 2004, subject to further annual increase and determination by the mutual agreement between Dr. Lessem and our President and Chief Executive Officer. Dr. Lessem is also entitled, upon the recommendation of our President and Chief Executive Officer to an annual performance-based bonus, either in cash or stock options, to be granted in our discretion, of up to 30% of the then current base salary. Under the agreement, we granted to Dr. Lessem an option to purchase up to 250,000 shares of our common stock at a price of $0.50 per share, vesting on a quarterly basis over four years. Pursuant to the agreement, Dr. Lessem is entitled to an annual housing stipend of $50,000. Either we or Dr. Lessem may terminate his employment for any reason on a ninety days' notice. If we terminate Dr. Lessem's employment without cause, as defined in the employment agreement, he will be entitled to his base salary and the cost of fringe benefits for 6 months after the date of termination and accelerated vesting of 25% of the options granted under this agreement which remain unvested on the date of termination for each year of Dr. Lessem's employment. In the event of a change of control, with change of control defined in the employment agreement, Dr. Lessem is entitled to his then base salary for 18 months to be paid in the usual manner under the terms of the agreement and acceleration and full vesting of all unvested stock options granted to Dr. Lessem. The employment agreement provided for termination of Dr. Lessem's clinical advisor agreement and exercise and conversion to common stock of all vested options granted under the agreement at our cost and expense.

        Dr. Elliott is employed as our Executive Vice President of Product Development pursuant to an employment agreement that terminates on September 10, 2005. Under the employment agreement, Dr. Elliott is entitled to receive an annual base salary of $234,000, subject to increase from time to time by the board of directors in its discretion, and a bonus based on Dr. Elliott's performance and our performance against reasonably attainable goals determined annually by the board of directors after consultation with Dr. Elliott, with an initial target bonus of 30% of base salary. Under the agreement, the board of directors may also in its discretion annually make a grant of stock options to Dr. Elliott based on his performance and our performance against reasonably attainable goals. Either we or Dr. Elliott may terminate the agreement upon a sixty days' written notice. If we terminate Dr. Elliott without cause, as defined in the employment agreement, he is entitled to a lump sum payment equal to his then current base salary for six months following the date of termination, six months of the premium cost of participation in our medical and dental benefit plans, subject to applicable law and plan terms benefit continuation and accelerated vesting of 25% of his options granted pursuant to this agreement or otherwise which remain unvested on the date of termination for each year of his employment. In the event of a termination without cause within two years following a change of control, with change of control defined in the employment agreement, we are obligated to pay Dr. Elliott six months of his then current base salary, six months of the premium cost of participation in our medical and dental plans, subject to applicable law and plan terms, and 100% of all unvested options granted under his employment agreement or otherwise must be accelerated and must fully vest.

        Dr. Keith is employed as our Vice President of Research pursuant to an employment agreement that terminates on July 1, 2005. Under the employment agreement, Dr. Keith is entitled to receive an annual base salary of $194,500, subject to increase from time to time by the board of directors in its discretion, and an annual bonus based on Dr. Keith's performance and our performance against reasonably attainable goals determined by the board of directors after consultation with Dr. Keith, with a target bonus of 30% of base salary. Under the agreement, the board of directors may also in its discretion annually grant stock options to Dr. Keith based on his performance and our performance against reasonably attainable goals. Either we or Dr. Keith may terminate the agreement upon a sixty days' notice. If we terminate Dr. Keith without cause, as defined in the employment agreement, he is entitled to a lump sum payment equal to his then current base salary for 6 months following the date of termination and accelerated vesting of 25% of his options granted under this agreement or otherwise which remain unvested on the date of termination for each year of Dr. Keith's employment. In the event of a termination without cause within two years following a change of control, with change of control defined in the employment agreement, we are obligated to pay Dr. Keith six months of his then current base salary, six months of the premium cost of participation in our medical and dental plans, subject to applicable law and plan terms, and 100% of all unvested options granted under his employment agreement or otherwise must be accelerated and must fully vest.

        The employment agreements with all of our named executive officers contain confidentiality and non-competition provisions.

Employee Benefit Plans

2000 Stock Option Plan

        We adopted our 2000 Stock Option Plan, or the 2000 plan, in October 2000 and have amended it in August, 2001, September, 2002 and December, 2004, in each case to increase the number of shares of common stock available thereunder. Our 2000 plan provides for the grant of either incentive stock options meeting the requirements of Section 422 of the Internal Revenue Code or non-statutory options which are not intended to meet the requirements of Section 422 to our employees, officers, directors, consultants and advisors. Currently, the law permits incentive stock options to be issued only to employees and allows for incentive stock options to be granted to employees holding more than 10% of all of our voting stock only if their exercise price is at least 110% of the fair market value of our common stock on the date of grant.

        We have reserved 5,300,000 shares of our common stock for issuance under the 2000 plan. Of that number, as of December 9, 2004, a total of 4,558,948 shares have been issued as past rewards or are reserved for issuance under outstanding awards, leaving 741,052 shares available for issuance for future grants, subject to adjustment to reflect stock splits and similar capital changes. No incentive stock options may be granted under the 2000 plan after July 6, 2010, but the vesting and effectiveness of incentive stock options previously granted may continue beyond that date. The 2000 plan will terminate with respect to all other stock options on the date on which all shares available for issuance under the 2000 plan have been issued pursuant to the exercise or cancellation of options.

        The board of directors selects the participants, establishes the price, terms and conditions of each option, issues shares upon option exercises and interprets option agreements. The board of directors may delegate any or all of its powers under the 2000 plan to one or more of its committees or subcommittees. The board of directors may at any time modify or amend the 2000 plan in any respect, except where stockholders' approval is required by law or where such termination or modification or amendment affects the rights of an optionee under a previously granted option and such optionee's consent has not been obtained.

        In the event of any consolidation, merger or sale of substantially all of our assets, the board of directors may, in its discretion, provide for outstanding options to be assumed or substituted for by the acquiring or succeeding entity, provide that all unexercised options will terminate immediately prior to the consummation of such transaction unless previously exercised, or provide that immediately prior to such transaction, all unexercised options will become exercisable in full.

2004 Incentive Plan

        Our board of directors adopted on December 8, 2004, and our stockholders approved on December 8, 2004, our 2004 Incentive Plan, or 2004 plan, which will only go into effect upon completion of this offering. Our 2004 plan provides for the grant of incentive stock options, as defined under section 422 of the United States Internal Revenue Code, nonstatutory stock options, restricted and unrestricted stock awards, stock appreciation rights, cash awards, performance awards and stock units. Rewards under the 2004 plan may be granted to employees, directors, consultants and advisors. Under present law, however, only employees are eligible to receive incentive stock options.

        We have reserved 3,000,000 shares of common stock for issuance under the 2004 plan and no awards have been granted under this plan. The compensation committee of our board of directors administers the 2004 plan, although it may delegate certain of its duties, powers and responsibilities to one or more of its members or to one or more of our officers. Subject to any applicable limitations in the 2004 plan, our compensation committee, or if applicable, one or more of its members or executive officers to whom such authority has been delegated, selects the recipients of awards, establishes the numbers and types of awards to be granted and determines, modifies or waives the terms and conditions of the awards, the dates upon which such options become exercisable, the exercise price and the vesting schedule of the options. The plan administrator may amend the 2004 plan or any outstanding awards as permitted by law and may at any time terminate the 2004 plan as to any future grants of awards, subject to a participant's consent where alteration of the terms of the award adversely affects the participant's rights under such award unless the plan administrator so reserved such right at the time of the grant. No awards can be granted under the 2004 plan after December 8, 2014.

        In the event of any consolidation, merger, sale of substantially all of our assets or a dissolution or liquidation, the compensation committee may, in its discretion, and either at the time of grant or afterwards, provide for the manner in which an award may be affected by such transaction, including assumption of the award by the acquiring party, acceleration of any vesting or release of restrictions, termination of the award or otherwise.

401(k) Plan

        Our employee savings and retirement plan is qualified under Section 401 of the Internal Revenue Code. Our employees may elect to reduce their current compensation by up to the statutorily prescribed annual limit and have the amount of such reduction contributed to the 401(k) plan. We make matching contributions to the 401(k) plan in an amount equal to the amount contributed by the employer, up to 4% of the employee's pay. We may make additional discretionary contributions to the 401(k) plan in amounts to be determined annually by our board of directors.

Limitation of Liability and Indemnification of Officers and Directors

        Our certificate of incorporation that will be in effect upon completion of this offering limits the personal liability of directors for breach of fiduciary duty to the maximum extent permitted by the Delaware General Corporation Law. Our certificate of incorporation provides that no director will have personal liability to us or to our stockholders for monetary damages for breach of fiduciary duty or other duty as a director. However, these provisions do not eliminate or limit the liability of any of our directors:

  •
  for any breach of their duty of loyalty to us or our stockholders;

  •
  for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  •
  for voting or assenting to unlawful payments of dividends or other distributions; or

  •
  for any transaction from which the director derived an improper personal benefit

        Any amendment to or repeal of these provisions will not eliminate or reduce the effect of these provisions in respect of any act or failure to act, or any cause of action, suit or claim that would accrue or arise prior to any amendment or repeal or adoption of an inconsistent provision. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

        In addition, our certificate of incorporation provides that we must indemnify our directors and officers and we must advance expenses, including attorneys' fees, to our directors and officers in connection with legal proceedings, subject to very limited exceptions.

        In addition to the indemnification provided for in our certificate of incorporation, we expect to enter into separate indemnification agreements with each of our directors which may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements may require us, among other things, to indemnify our directors for some expenses, including attorneys' fees, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of his service as one of our directors or executive officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified individuals to serve as directors.

RELATED PARTY TRANSACTIONS

        Since our incorporation on March 28, 2000, we have engaged in the following transactions with our directors, officers, and holders of more than five percent of our voting securities and their affiliates.

Stock Issuances

Issuance of Series D Redeemable Convertible Preferred Stock

        On February 18, 2004 and March 19, 2004, we sold an aggregate of 8,292,699 shares of our Series D redeemable convertible preferred stock at a price per share of $3.8558 for an aggregate gross purchase price of approximately $31,975,000. All shares of our Series D redeemable convertible preferred stock will be automatically converted into 8,292,699 shares of our common stock upon the completion of this offering. Of these shares, an aggregate of 5,186,989 shares were sold to the following directors, officers, and five percent stockholders and their affiliates:

Name	Series D Preferred Stock	Purchase Price
Funds managed by Boston Millennia Partners (1)	2,593,496	$10,000,002
Funds managed by Global Life Science Ventures (2)	778,048	2,999,997
Funds managed by Flagship Ventures (3)	518,699	2,000,000
Funds managed by Canaan Partners (4)	453,861	1,749,997
BioVentures Investors Limited Partnership II	389,024	1,499,999
Funds managed by TL Ventures (5)	259,349	999,998
Adams Street Partners, LLC	194,512	749,999

TOTAL	5,186,989	$19,999,992

(1)
Consists of 11,087 shares held by Boston Millennia Associates II Partnership; 306,627 shares held by Boston Millennia Partners GmbH & Co. KG; 2,153,267 shares held by Boston Millennia Partners II Limited Partnership; 103,147 shares held by Boston Millennia Partners II-A Limited Partnership; and 19,368 shares held by Strategic Advisors Fund Limited Partnership. Patrick Fortune, one of our directors, is a partner of Boston Millennia Partners, the sponsor of these investment funds.

(2)
Consists of 437,652 shares held by The Global Life Science Ventures Fonds II GmbH & Co. KG and 340,396 shares held by The Global Life Science Ventures Fund II Limited Partnership.

(3)
Consists of 29,566 shares held by Flagship/Applied Genomic Technology Capital Fund, L.P. and 489,133 shares held by Flagship/AGTC Advisors Fund, L.P. Douglas Cole, one of our directors, is a partner at Flagship Ventures and the manager at Flagship/Applied Genomic Technology Capital Fund, L.P. and at Flagship/ATGC Advisors Fund, L.P.

(4)
Consists of 297,279 shares held by Canaan Equity II L.P.; 132,981 shares held by Canaan Equity II L.P. (QP); and 23,601 shares held by Canaan Equity II Entrepreneurs LLC.

(5)
Consists of 254,940 shares held by TL Ventures V L.P. and 4,409 shares held by TL Ventures V Interfund L.P. TL Ventures V LLC is the general partner of TL Ventures V Management L.P., the general partner of TL Ventures V L.P. and TL Ventures V Interfund L.P. Christopher Moller, one of our directors, is a member of TL Ventures LLC, and may be deemed to have shared voting and dispositive power over the shares held by both TL Ventures V L.P. and TL Ventures Interfund L.P. TL Ventures V LLC and Dr. Moller disclaim beneficial ownership of all shares except to the extent of any indirect pecuniary interest therein.

Issuance of Series C Redeemable Convertible Preferred Stock

        On September 10, 2002, we sold an aggregate of 10,746,666 shares of our Series C redeemable convertible preferred stock at a price per share of $3.75 for an aggregate gross purchase price of approximately $40,300,000. All shares of our Series C redeemable convertible preferred stock will be automatically converted into 10,746,666 shares of our common stock upon the completion of this offering. Of these shares, an aggregate of 7,331,333 shares were sold to the following directors, officers, and five percent stockholders and their affiliates:

Name	Series C Preferred Stock	Purchase Price
Funds managed by Canaan Partners (1)	1,588,400	$5,956,500
Funds managed by TL Ventures (2)	1,333,333	4,999,999
Funds managed by Flagship Ventures (3)	1,200,000	4,500,000
Adams Street Partners, LLC	1,066,667	4,000,001
BioVentures Investors Limited Partnership II	800,000	3,000,000
Funds managed by Global Life Science Ventures (4)	800,000	3,000,000
Jacob Goldfield	533,333	1,999,999
Dr. Seth Rudnick	9,600	36,000

TOTAL	7,331,333	$27,492,499

(1)
Consists of 1,040,402 shares held by Canaan Equity II L.P.; 465,401 shares held by Canaan Equity II L.P. (QP); and 82,597 shares held by Canaan Equity II Entrepreneurs LLC.

(2)
Consists of 1,310,664 shares held by TL Ventures V L.P. and 22,669 shares held by TL Ventures V Interfund L.P. TL Ventures V LLC is the general partner of TL Ventures V Management L.P., the general partner of TL Ventures V L.P. and TL Ventures V Interfund L.P. Christopher Moller, one of our directors, is a member of TL Ventures LLC, and may be deemed to have shared voting and dispositive power over the shares held by both TL Ventures V L.P. and TL Ventures Interfund L.P. TL Ventures V LLC and Dr. Moller disclaim beneficial ownership of all shares except to the extent of any indirect pecuniary interest therein.

(3)
Consists of 68,400 shares held by Flagship/Applied Genomic Technology Capital Fund, L.P. and 1,131,600 shares held by Flagship/AGTC Advisors Fund, L.P. Douglas Cole, one of our directors, is a partner at Flagship Ventures and the manager at Flagship/Applied Genomic Technology Capital Fund, L.P. and at Flagship/AGTC Advisors Fund, L.P.

(4)
Consists of 450,000 shares held by The Global Life Science Ventures Fonds II GmbH & Co. KG and 350,000 shares held by The Global Life Science Ventures Fund II Limited Partnership.

Issuance of Series B Redeemable Convertible Preferred Stock

        On January 26, 2001 and August 15, 2001, we sold an aggregate of 3,364,250 (on a post-stock split basis) shares of our Series B redeemable convertible preferred stock at a price per share of $4.4978 (on a post-stock split basis) for an aggregate gross purchase price of approximately $15,132,000. All shares of our Series B redeemable convertible preferred stock will be automatically converted into 3,745,471 shares of our common stock upon the completion of this offering. Of these shares, an aggregate of 2,906,700 were sold to the directors, officers, and five percent stockholders and their affiliates set forth in the table below. These 2,906,700 shares are convertible into an aggregate of 3,236,075 shares of our common stock.

Name	Series B Preferred Stock	Purchase Price
Funds managed by TL Ventures (1)	1,333,950	$5,999,840
Funds managed by Canaan Partners (2)	1,110,300	4,993,907
Bioventures Investors Limited Partnership (3)	444,650	1,999,947
Jacob Goldfield (4)	11,100	49,926
Seth Rudnick (5)	6,700	30,135

TOTAL	2,906,700	$13,073,755

(1)
Consists of 1,311,300 shares held by TL Ventures V L.P. and 22,650 shares held by TL Ventures V Interfund L.P. This amount does not include 151,158 shares of common stock issuable upon the conversion of the Series B preferred stock to common stock as the antidilution conversion adjustment. TL Ventures V LLC is the general partner of TL Ventures V Management, L.P., the general partner of TL Ventures V L.P. and TL Ventures Interfund, L.P. Christopher Moller, one of our directors, is a member of TL Ventures LLC, and may be deemed to have shared voting and dispositive power over the shares held by both TL Ventures V L.P. and TL Ventures Interfund L.P. TL Ventures V LLC and Dr. Moller disclaim beneficial ownership of all shares except to the extent of any indirect pecuniary interest therein.

(2)
Consists of 727,200 shares held by Canaan Equity II L.P.; 325,350 shares held by Canaan Equity II L.P. (QP); and 57,750 shares held by Canaan Equity II Entrepreneurs LLC. This amount does not include 125,815 shares of common stock issuable upon the conversion of the Series B preferred stock to common stock as the antidilution conversion adjustment.

(3)
This amount does not include 50,386 shares of common stock issuable upon the conversion of the Series B preferred stock to common stock as the antidilution conversion adjustment.

(4)
This amount does not include 1,257 shares of common stock issuable upon the conversion of the Series B preferred stock to common stock as the antidilution conversion adjustment.

(5)
This amount does not include 759 shares of common stock issuable upon the conversion of the Series B preferred stock to common stock as the antidilution conversion adjustment.

Issuance of Series A Convertible Preferred Stock

        From May 12, 2000 through to January 24, 2001, we sold an aggregate of 503,400 (on a post-stock split basis) shares of our Series A convertible preferred stock at a price per share of $4.9662 (on a post-stock split basis) for an aggregate gross purchase price of approximately $2,500,000. All shares of our Series A convertible preferred stock will be automatically converted into 606,792 shares of our common stock upon the completion of this offering. Of these shares, an aggregate of 493,350 were sold to the directors, officers, and five percent stockholders and their affiliates set forth in the table below. These 493,350 shares are convertible into an aggregate of 594,678 shares of our common stock.

Name	Series A Preferred Stock	Purchase Price
Jacob Goldfield (1)	493,350	$2,450,075

(1)
This amount does not include 101,328 shares of common stock issuable upon the conversion of the Series A preferred stock to common stock as the antidilution conversion adjustment.

Registration Rights

        The holders of 23,599,783 shares of our common stock (on an as-converted basis), including warrants to purchase up to 208,155 shares of common stock, are entitled to require us to register their shares or participate in a registration of shares by us under the Securities Act. These rights are provided under the terms of various agreements between us and the holders of these shares and warrants. These holders include the following directors, officers, and holders of more than five percent of our voting securities and their affiliates:

Name of Holder	Number of Registrable Shares
Funds managed by Canaan Partners (1)	3,278,376
Funds managed by TL Ventures (2)	3,077,790
Funds managed by Boston Millennia Partners (3)	2,593,496
Funds managed by Flagship Ventures (4)	1,718,699
Funds managed by BioVentures Investors (5)	1,684,060
Funds managed by Global Life Science Ventures (6)	1,578,048
Adams Street Partners, LLC	1,261,179
Jacob Goldfield (7)	1,140,368
Dr. Seth Rudnick (8)	17,059

TOTAL	16,349,075

(1)
Consists of 2,147,285 shares held by Canaan Equity II L.P.; 960,599 shares held by Canaan Equity II L.P. (QP); and 170,492 shares held by Canaan Equity II Entrepreneurs LLC. These amounts include an aggregate of 125,815 shares issuable to these persons upon conversion of Series B convertible preferred stock as a result of antidilution adjustments.

(2)
Consists of 3,025,496 shares held by TL Ventures V L.P. and 52,294 shares held by TL Ventures V Interfund L.P. These amounts include an aggregate of 151,158 shares issuable to these funds upon conversion of Series B convertible preferred stock as a result of antidilution adjustments. Christopher Moller, one of our directors, is a member of TL Ventures V LLC, the general partner of TL Ventures V Management L.P., the general partner of TL Ventures V L.P. and TL Ventures V Interfund L.P.

(3)
Consists of 11,087 shares held by Boston Millennia Associates II Partnership; 306,627 shares held by Boston Millennia Partners GmbH & Co. KG; 2,153,267 shares held by Boston Millennia Partners II Limited Partnership; 103,147 shares held by Boston Millennia Partners II-A Limited Partnership; and 19,368 shares held by Strategic Advisors Fund Limited Partnership. Patrick Fortune, one of our directors, is a partner of Boston Millennia Partners, the sponsor of these investment funds.

(4)
Consists of 97,966 shares held by Flagship/Applied Genomic Technology Capital Fund, L.P. and 1,620,733 shares held by Flagship/AGTC Advisors Fund, L.P. Douglas Cole, one of our directors, is a partner at Flagship Ventures and the manager at Flagship/Applied Genomic Technology Capital Fund, L.P. and at Flagship/AGTC Advisors Fund, L.P.

(5)
This amount includes 50,386 shares issuable upon conversion of Series B convertible preferred stock as a result of antidilution adjustments.

(6)
Consists of 887,652 shares held by The Global Life Science Ventures Fonds II GmbH & Co. KG and 690,396 shares held by The Global Life Science Ventures Fund II Limited Partnership.

(7)
This amount includes 102,585 shares issuable upon the conversion of the Series A preferred stock and Series B preferred stock as a result of antidilution adjustments.

(8)
This amount includes 759 shares issuable upon the conversion of the Series B preferred stock as a result of antidilution adjustments.

Other Agreements with Stockholders

        We have also entered into other agreements with our stockholders, including the stockholders identified in the immediately preceding tables, pursuant to which such stockholders were granted a right of first offer in respect of the issuance by us of additional securities, a right of purchase and of co-sale in respect of the sale of our securities held by certain of our stockholders, and voting rights and restrictions regarding the election of our board of directors. Each of these agreements will terminate upon the consummation of this offering.

Employment Agreements

        We have entered into employment agreements with our executive officers. For a detailed description of these employment agreements, see "Management—Employment Agreements" on page 67 of this Prospectus.

Director and Executive Officer Compensation

        Please see "Management—Director Compensation" for a discussion of options granted and payments made to our non-employee directors. Please see "Management—Executive Compensation" and "Management—Option Grants in Last Fiscal Year" for additional information regarding compensation of our executive officers.

Other Agreements with Executive Officers, Directors and their Affiliates

        Other than those referred to above, the following agreements are in effect with our executive officers, directors, and their affiliates as of December 9, 2004:

Name of Officer, Directors, or Affiliate thereof	Name of Agreement
Alexis Borisy	•	Stock Option Agreements to purchase up to 600,000 shares of our common stock.
Dr. Gary Borisy, father of Alexis Borisy, our President and Chief Executive Officer	•	Scientific Advisory Board Member Confidentiality, Non-Disclosure and Proprietary Rights Agreement
	•	Stock Option Agreement to purchase 12,500 shares of our common stock
Peter Elliott, Ph.D.	•	Stock Option Agreements to purchase up to 365,000 shares of our common stock.
Robert Forrester	•	Stock Option Agreements to purchase up to 467,500 shares of our common stock
Curtis T. Keith, Ph.D.	•	Stock Option Agreements to purchase up to 442,500 shares of our common stock.
Jan Lessem, M.D., Ph.D.	•	Stock Option Agreements to purchase up to 396,250 shares of our common stock.
R. Eric McAllister, M.D. D.Phil.	•	Stock Option Agreements to purchase up to 105,000 shares of our common stock.

        Alexis Borisy and Curtis Keith, two of our executive officers, each have entered into the Founder's Agreements dated as of January 26, 2001 which provided us with an option, which expired on January 26, 2004, to repurchase unvested shares of common stock held by them if their employment with us terminates. Under the agreements, Mr. Borisy and Dr. Keith also agreed that, for a period specified by us and an underwriter following the effective date of a registration statement for our common stock, they will not directly or indirectly sell, offer to sell, contract to sell, grant any options to purchase or otherwise transfer or dispose of any securities they hold.

PRINCIPAL STOCKHOLDERS

        The table below provides certain information about beneficial ownership of our stock as of December 9, 2004, and as adjusted to reflect the sale of                         shares of common stock that we anticipate selling in connection with this offering. The table shows information for:

  •
  each person, or group of affiliated persons, who is known to us to beneficially own more than 5% of our common stock;

  •
  each of our directors and named executive officers; and

  •
  all of our directors and executive officers as a group.

        Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to the shares. Except as otherwise noted, to our knowledge, the persons or entities in this table have sole voting and investing power with respect to all shares of common stock beneficially owned by them, subject to community property laws, where applicable.

        The "Percentage of Shares Beneficially Owned" column below is based on a total of 24,972,851 shares of common stock outstanding before the offering and                        shares of common stock outstanding after the offering and gives effect to the conversion of 22,907,015 shares of preferred stock into 23,391,628 shares of common stock. For purposes of the table below, we treat shares of common stock subject to options or warrants that are currently exercisable or exercisable within 60 days after December 9, 2004 to be outstanding and to be beneficially owned by the person holding the options for the purpose of computing the percentage ownership of the person, but we do not treat the shares as outstanding for the purpose of computing the percentage ownership of any other stockholder.

		Percentage of Shares Beneficially Owned
	Number of Shares of Common Stock Beneficially Owned Prior to Offering
Name and Address of Beneficial Owner**		Before Offering	After Offering
5% Stockholders
Funds managed by Canaan Partners (1)	3,278,376	13.13%
Funds managed by TL Ventures (2)	3,077,790	12.32%
Funds managed by Boston Millennia Partners (3)	2,593,496	10.39%
Funds managed by Flagship Ventures (4)	1,718,699	6.88%
Funds managed by BioVentures Investors (5)	1,684,060	6.74%
Funds managed by Global Life Science Ventures (6)	1,578,048	6.32%
Adams Street Partners, LLC (7)	1,261,179	5.05%
Directors and Named Executive Officers
Alexis Borisy (8)	603,750	2.41%
Curtis Keith (9)	266,250	1.06
Peter Elliott (10)	165,625	*
Jan Lessem (11)	84,375	*
Robert Forrester	—	*
Edward Davis (12)	106,250	*
Joanna Horobin (13)	171,875	*
Richard Aldrich (14)	90,000	*
Douglas Cole (15)	1,718,699	6.88%
Patrick Fortune (16)	2,593,496	10.39%
Jacob Goldfield	1,145,368	4.59%
Frank Haydu	—	*
Christopher Moller (17)	3,077,790	12.32%

Richard Pops (18)	79,500	*
Seth Rudnick (19)	17,059	*
All current executive officers and directors as a group (13 persons) (20)	9,841,912	38.36%

*
Indicates beneficial ownership of less than one percent.

**
The address of the directors and named executive officers is CombinatoRx, Incorporated, 650 Albany Street, Boston, MA 02118.

(1)
The address for Canaan Partners is 105 Rowayton Avenue, Rowayton, CT 06853. Consists of 2,147,285 shares held by Canaan Equity II L.P.; 960,599 shares held by Canaan Equity II L.P. (QP) and 170,492 shares held by Canaan Equity II Entrepreneurs LLC. These amounts include an aggregate of 126,574 shares issuable to these persons upon conversion of Series B convertible preferred stock as a result of antidilution adjustments.

(2)
The address for TL Ventures is 700 Building, 435 Devon Park Drive, Wayne, PA 19087. Consists of 3,025,496 shares held by TL Ventures V L.P. and 52,294 shares held by TL Ventures V Interfund L.P. These amounts include an aggregate of 151,158 shares issuable to these funds upon conversion of Series B convertible preferred stock as a result of antidilution adjustments. TL Ventures V LLC is the general partner of TL Ventures V Management L.P., the general partner of TL Ventures V L.P. and TL Ventures V Interfund L.P. Christopher Moller, one of our directors, is a member of TL Ventures LLC, and may be deemed to have shared voting and dispositive power over the shares held by both TL Ventures V L.P. and TL Ventures Interfund L.P. TL Ventures V LLC and Dr. Moller disclaim beneficial ownership of all shares except to the extent of any indirect pecuniary interest therein.

(3)
The address for Boston Millennia Partners is 30 Rowes Wharf, Boston, MA 02110. Consists of 11,087 shares held by Boston Millennia Associates II Partnership; 306,627 shares held by Boston Millennia Partners GmbH & Co. KG; 2,153,267 shares held by Boston Millennia Partners II Limited Partnership; 103,147 shares held by Boston Millennia Partners II-A Limited Partnership; and 19,368 shares held by Strategic Advisors Fund Limited Partnership. Patrick Fortune, one of our directors, is a partner of Boston Millennia Partners, the sponsor of these investment funds. Mr. Fortune disclaims beneficial ownership of the shares held by each of the Boston Millennia funds, except to the extent of his pecuniary interest therein.

(4)
The address for Flagship Ventures is 150 Cambridge Park Drive, 10th floor, Cambridge, MA 02140. Consists of 97,966 shares held by Flagship/Applied Genomic Technology Capital Fund, L.P. and 1,620,733 shares held by Flagship/AGTC Advisors Fund, L.P. Douglas Cole, one of our directors, is a partner at Flagship Ventures and the manager at Flagship/Applied Genomic Technology Capital Fund, L.P. and at Flagship/AGTC Advisors Fund, L.P. Mr. Cole disclaims beneficial ownership of the shares held by each of the Flagship Ventures funds, except to the extent of his pecuniary interest therein.

(5)
The address for BioVentures Investors is 245 First Street, 14th floor, Cambridge, MA 02142. Includes 50,386 shares issuable upon conversion of Series B convertible preferred stock as a result of antidilution adjustments.

(6)
The addresses for the Global Life Science Ventures Funds are Von-der-Tann, Strasse 3, D-80539 Munich, Germany for The Global Life Science Ventures Fonds II GmbH & Co. KG and Alexander House 13-15 Victoria Avenue, St. Peter Port—GY1 3ZD, Guernsey, British Isles for The Global Life Science Ventures Fund II Limited Partnership. Consists of 887,652 shares held by

  The Global Life Science Ventures Fonds II GmbH & Co. KG and 690,396 shares held by The Global Life Science Ventures Fund II Limited Partnership.

(7)
The address for Adams Street Partners, LLC is One North Wacker Drive, Chicago, IL 60606.

(8)
Consists of 475,000 shares of common stock and 128,750 shares of common stock underlying options exercisable within 60 days of December 9, 2004.

(9)
Consists of 75,000 shares of common stock and 191,250 shares of common stock underlying options exercisable within 60 days of December 9, 2004.

(10)
Consists of 165,625 shares of common stock underlying options exercisable within 60 days of December 9, 2004.

(11)
Consists of 54,250 shares of common stock and 30,125 shares of common stock underlying options exercisable within 60 days of December 9, 2004.

(12)
Mr. Davis is our former Executive Vice President and Chief Financial Officer. Consists of 106,250 shares of common stock underlying options exercisable within 60 days of December 9, 2004.

(13)
Ms. Horobin is our former Executive Vice President and Chief Operating Officer. Consists of 171,875 shares of common stock underlying options exercisable within 60 days of December 9, 2004.

(14)
Consists of 90,000 shares of common stock underlying options exercisable within 60 days of December 9, 2004.

(15)
Consists of 97,966 shares held by Flagship/Applied Genomic Technology Capital Fund, L.P. and 1,620,733 shares held by Flagship/AGTC Advisors Funds, L.P. Douglas Cole, one of our directors, is a partner at Flagship Ventures and the manager at Flagship/Applied Genomic Technology Capital Fund, L.P. and at Flagship/AGTC Advisors Fund, L.P. Mr. Cole disclaims beneficial ownership of the shares held by each of the Flagship Ventures funds, except to the extent of his pecuniary interest therein.

(16)
Consists of 11,087 shares held by Boston Millennia Associates II Partnership; 306,627 shares held by Boston Millennia Partners GmbH & Co. KG; 2,153,267 shares held by Boston Millennia Partners II Limited Partnership; 103,147 shares held by Boston Millennia Partners II-A Limited Partnership; and 19,368 shares held by Strategic Advisors Fund Limited Partnership. Patrick Fortune, one of our directors, is a partner of Boston Millennia Partners, the sponsor of these investment funds. Mr. Fortune disclaims beneficial ownership of the shares held by each of the Boston Millennia funds, except to the extent of his pecuniary interest therein.

(17)
Consists of 3,025,496 shares held by TL Ventures V L.P. and 52,294 shares held by TL Ventures V Interfund L.P. These amounts include an aggregate of 151,158 shares issuable to these funds upon conversion of Series B convertible preferred stock as a result of antidilution adjustments. TL Ventures V LLC is the general partner of TL Ventures V Management L.P., the general partner of TL Ventures V L.P. and TL Ventures V Interfund L.P. Christopher Moller, one of our directors, is a member of TL Ventures LLC, and may be deemed to have shared voting and dispositive power over the shares held by both TL Ventures V L.P. and TL Ventures Interfund L.P. TL Ventures V LLC and Dr. Moller disclaim beneficial ownership of all shares except to the extent of any indirect pecuniary interest therein.

(18)
Consists of 48,125 shares of common stock underlying options exercisable within 60 days of December 9, 2004.

(19)
Consists of 17,059 shares held by Dr. Rudnick. This amount includes 759 shares issuable to Dr. Rudnick upon conversion of Series B redeemable convertible preferred stock as a result of antidilution adjustments.

(20)
See footnotes 8-11 and 14-19 above.

DESCRIPTION OF CAPITAL STOCK, CERTIFICATE OF INCORPORATION AND BY-LAWS

        Our authorized capital stock currently consists of 32,000,000 shares of common stock, par value $0.001 per share, and 23,162,386 shares of preferred stock, $0.001 par value per share. Upon completion of this offering, our authorized capital stock will consist of 60,000,000 shares of common stock and 5,000,000 shares of preferred stock. These totals give effect to the amendment and restatement of our Restated Certificate of Incorporation to delete references to the Series A, B, C and D convertible preferred stock.

        On December 9, 2004, the following numbers of shares of common and preferred stock were outstanding:

Common Stock	1,581,223 shares
Series A Convertible Preferred Stock	503,400 shares
Series B Redeemable Convertible Preferred Stock	3,364,250 shares
Series C Redeemable Convertible Preferred Stock	10,746,666 shares
Series D Redeemable Convertible Preferred Stock	8,292,699 shares

        All of the outstanding preferred stock will convert into 23,391,628 shares of common stock upon completion of this offering. Upon completion of this offering, we expect to have approximately            shares of common stock outstanding. As of December 9, 2004, we had approximately 46 stockholders.

        The following summary of certain provisions of our common and preferred stock does not purport to be complete. You should refer to our restated certificate of incorporation and our by-laws, both of which are included as exhibits to the registration statement we have filed with the SEC in connection with this offering. The summary below is also qualified by provisions of applicable law.

Common Stock

        Holders of common stock are entitled to one vote per share on matters on which our stockholders vote. There are no cumulative voting rights. Holders of common stock are entitled to receive dividends, if declared by our board of directors, out of funds that we may legally use to pay dividends. See the section of this prospectus entitled "Dividend Policy" for further information. If we liquidate or dissolve, holders of common stock are entitled to share ratably in our assets once our debts and any liquidation preference owed to any then-outstanding preferred stockholders are paid. Our certificate of incorporation does not provide the common stock with any redemption, conversion or preemptive rights. No shares of preferred stock will be outstanding immediately after the closing of this offering. All shares of common stock that are outstanding as of the date of this prospectus and, upon issuance and sale, all shares we are selling in this offering, will be fully-paid and nonassessable.

Preferred Stock

        We are currently authorized to issue 23,162,386 shares of preferred stock. Upon completion of this offering, all issued and outstanding shares of preferred stock will convert into a total of 23,391,628 shares of common stock. Immediately after this conversion, the outstanding shares of preferred stock will be cancelled, and the total number of shares of preferred stock that we are authorized to issue will be reduced to 5,000,000 shares.

        Upon completion of this offering, our board of directors may, without further action by our stockholders, from time to time, direct the issuance of shares of preferred stock in series and may, at the time of issuance, determine the rights, preferences and limitations of each series, including voting rights, dividend rights and redemption and liquidation preferences. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of our common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of our company before any payment is made to the holders of shares of our common stock. In some circumstances, the issuance of shares of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management. Upon the affirmative vote of our board of directors, without stockholder approval, we may issue shares of preferred stock with voting and conversion rights which could adversely affect the holders of shares of our common stock.

        We have no current intention to issue any of our unissued, authorized shares of preferred stock. However, the issuance of any shares of preferred stock in the future could adversely affect the rights of the holders of our common stock.

Warrants

        On September 7, 2004, in connection with a credit facility, we issued to Lighthouse Capital Partners IV, L.P. a warrant to purchase up to 87,530 (42,144 of which depend on the amount actually advanced to us) shares of our Series D redeemable convertible preferred stock at a price per share of $3.8558. The exercise price and number of shares issuable are subject to adjustment in the event of a reclassification of our securities, a stock split, or combination. Upon the completion of this offering, this warrant will automatically become exercisable for that number of shares of our common stock as would have been issuable had this warrant been exercised prior to this offering. This warrant may be exercised on a cash or cashless basis. The shares of common stock issuable upon the conversion to common stock of the preferred stock issuable upon exercise of this warrant shall be entitled to the registration rights accorded to our other preferred stockholders. The warrant has not been exercised and expires on September 7, 2011.

        On September 7, 2004, in connection with a credit facility, we issued to Lighthouse Capital Partners V, L.P. a warrant to purchase up to 87,530 (42,144 of which depend on the amount actually advanced to us) shares of our Series D redeemable convertible preferred stock at a price per share of $3.8558. The exercise price and number of shares issuable are subject to adjustment in the event of a reclassification of our securities, a stock split, or combination. Upon the completion of this offering, this warrant will automatically become exercisable for that number of shares of our common stock as would have been issuable had this warrant been exercised prior to this offering. This warrant may be exercised on a cash or cashless basis. The shares of common stock issuable upon the conversion to common stock of the preferred stock issuable upon exercise of this warrant shall be entitled to the registration rights accorded to our other preferred stockholders. The warrant has not been exercised and expires on September 7, 2011.

        On September 15, 2004, we issued to General Electric Capital Corporation a warrant to purchase up to 15,561 shares of our Series D redeemable convertible preferred stock at a price per share of $3.8558. The exercise price and number of shares issuable are subject to adjustment in the event of a reclassification of our securities, a stock split, or combination. Upon the completion of this offering, this warrant will automatically become exercisable for that number of shares of our common stock as would have been issuable had this warrant been exercised prior to this offering. This warrant may be exercised on a cash or cashless basis. The shares of common stock issuable upon the conversion to common stock of the preferred stock issuable upon exercise of this warrant shall be entitled to the registration rights accorded to our other preferred stockholders. The warrant has not been exercised and expires on September 15, 2014.

        On November 4, 2003, we issued to Comerica Bank, now Comerica Incorporated, a warrant to purchase up to 14,000 shares of our Series C redeemable convertible preferred stock at a price per share of $3.75. The exercise price and number of shares issuable are subject to adjustment in the event of a reclassification of our securities, a stock split, or combination. Upon the completion of this offering, this warrant will automatically become exercisable for that number of shares of our common stock as would have been issuable had this warrant been exercised prior to this offering. This warrant may be exercised on a cash or cashless basis. The shares of common stock issuable upon the conversion to common stock of the preferred stock issuable upon exercise of this warrant shall be entitled to the registration rights accorded to our other preferred stockholders. This warrant was subsequently assigned to Comerica Incorporated. The warrant has not been exercised and expires on November 4, 2010.

        On September 10, 2002, we issued to Comerica Bank—California, now Comerica Incorporated, a warrant to purchase up to 35,000 shares of our Series C redeemable convertible preferred stock at a price per share of $3.75. The exercise price and number of shares issuable are subject to adjustment in the event of a reclassification of our securities, a stock split, or combination. Upon the completion of this offering, this warrant will automatically become exercisable for that number of shares of our common stock as would have been issuable had this warrant been exercised prior to this offering. This warrant may be exercised on a cash or cashless basis. The shares of common stock issuable upon the conversion to common stock of the preferred stock issuable upon exercise of this warrant shall be entitled to the registration rights accorded to our other preferred stockholders. This warrant was subsequently assigned to Comerica Incorporated. The warrant has not been exercised and expires on September 9, 2009.

        On September 10, 2002, we issued to Rockport Venture Securities, LLC a warrant to purchase up to 128,000 shares of our common stock at a price per share of $3.75. The exercise price and number of shares issuable are subject to adjustment in the event of a reclassification of our securities, a stock split, or combination. This warrant may be exercised on a cash or cashless basis. The warrant has not been exercised and expires on September 9, 2007.

        On April 25, 2001, we issued to Silicon Valley Bank a warrant, subsequently assigned to Silicon Valley Bancshares, to purchase up to 15,750 shares of our Series B redeemable convertible preferred stock at a price per share of $4.4978. The exercise price and number of shares issuable are subject to adjustment in the event of a reclassification of our securities, a stock split, or combination. Upon the completion of this offering, this warrant will automatically become exercisable for 17,534 shares of our common stock which amount includes an antidilution adjustment. This warrant may be exercised on a cash or cashless basis. If we propose to register any of our securities under the Securities Act either for our own account or for the account of other security holders, the holder of this warrant shall be entitled to notice of that registration and to have included in such registration the shares of common stock issuable upon the conversion to common stock of the preferred stock issuable upon exercise of this warrant. This right, however, is subject to the right of the underwriters of a registered offering to limit the number of shares included in the offering. This provision has been waived in connection with this offering. In addition, the holder of this warrant may require us to file additional registration statements on Form S-3 for the sale of the shares of common stock issuable upon the conversion to common stock of the preferred stock issuable upon exercise of this warrant. These rights, however, are subject to conditions and limitations, including thresholds as to minimum values of securities to be registered. This warrant has not been exercised and expires on April 25, 2011.

        On December 8, 2000, we issued to Kristina Bieker-Brady, a partner of Clark & Elbing, LLP, our intellectual property counsel, a warrant to purchase an aggregate of 3,800 shares of our common stock for nominal consideration. The exercise price and number of shares issuable are subject to adjustment in the event of a reclassification of our securities, a stock split, or combination. This warrant may be exercised on a cash or cashless basis. This warrant has not been exercised and expires on May 1, 2005.

Registration Rights

        The holders of the 23,391,628 shares of common stock to be issued upon conversion of all series of our Series A convertible preferred stock, Series B convertible preferred stock, Series C convertible preferred stock and Series D convertible preferred stock are entitled to demand that we register those shares, known as registrable shares, under the Securities Act commencing six months after the closing of this offering. In addition, if we propose to register any more of our securities under the Securities Act after the closing of this offering, either for our own account or for the account of other security holders, the holders of these rights are entitled to notice of that further registration and are entitled to have their registrable shares included in it. These rights, however, are subject to conditions and limitations, including thresholds as to minimum values of shares required for a demand registration and the right of the underwriters of a registered offering of CombinatoRx to limit the number of shares included in the offering. Holders of registrable shares can require us to file the registration at our expense and, subject to some conditions and limitations, we are required to use our best efforts to effect the registration. Furthermore, holders of these rights may require us to file additional registration statements on Form S-3 for the sale of their registrable shares at any time after the first anniversary of the closing of this offering if they are not then able to sell all of their shares under Rule 144. Holders of these rights did not have the right to have their registrable shares registered under the Securities Act as part of this offering. The holders of warrants to purchase up to 257,155 shares of our common stock, assuming the exercise in full of such options and the conversion to common stock of the preferred stock issuable pursuant thereto, also hold registration rights on such shares.

Anti-Takeover provisions of our Delaware Certificate of Incorporation and By-laws

        In addition to the board of directors' ability to issue shares of preferred stock, upon completion of this offering, our certificate of incorporation and by-laws will contain other provisions that are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and which may have the effect of delaying, deferring or preventing a future takeover or change in control of our company unless such takeover or change in control is approved by our board of directors. These provisions include a classified board of directors, elimination of stockholder action by written consents, elimination of the ability of stockholders to call special meetings, advance notice procedures for stockholder proposals and supermajority vote requirements for amendments to our certificate of incorporation and by-laws.

        Classified Board.    Our certificate of incorporation provides for our board to be divided into three classes, as nearly equal in number as possible, serving staggered terms. Approximately one-third of our board will be elected each year. See "Management—Board of Directors." Under the Delaware General Corporation Law, unless the certificate of incorporation otherwise provides, directors serving on a classified board can only be removed by the stockholders for cause. The provision for a classified board could prevent a party who acquires control of a majority of our outstanding common stock from obtaining control of the board until our second annual stockholders meeting following the date the acquirer obtains the controlling stock interest. The classified board provision could have the effect of discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us and could increase the likelihood that incumbent directors will retain their positions.

        Elimination of Stockholder Action Through Written Consent.    Our by-laws provide that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting.

        Elimination of the Ability to Call Special Meetings.    Our certificate and by-laws provide that, except as otherwise required by law, special meetings of our stockholders can only be called pursuant to a resolution adopted by a majority of our board of directors or by our chief executive officer or the chairman of our board of directors. Stockholders are not permitted to call a special meeting or to require our board to call a special meeting

        Advanced Notice Procedures for Stockholder Proposals.    Our by-laws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders,

including proposed nominations of persons for election to our board. Stockholders at our annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given to our secretary timely written notice, in proper form, of the stockholder's intention to bring that business before the meeting. Although our by-laws do not give our board the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, our by-laws may have the effect of precluding the conduct of some business at a meeting if the proper procedures are not followed or may discourage or defer a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of us.

        Amendments to the Certificate of Incorporation or By-laws.    Our certificate of incorporation and by-laws provide that the affirmative vote of holders of at least 75% of the total votes eligible to be cast in the election of directors is required to amend, alter, change or repeal some of their provisions, unless such amendment or change has been approved by either a majority of those directors who are not affiliated or associated with any person or entity holding 10% or more of the voting power of our outstanding capital stock. This requirement of a super-majority vote to approve amendments to the certificate and by-laws could enable a minority of our stockholders to exercise veto power over any such amendments

Provisions of Delaware law governing business combinations

        Following the consummation of this offering, we will be subject to the "business combination" provisions of Section 203 of the Delaware General Corporation Law. In general, such provisions prohibit a publicly held Delaware corporation from engaging in any "business combination" transactions with any "interested stockholder" for a period of three years after the date on which the person became an "interested stockholder," unless:

  •
  prior to such date, the board of directors approved either the "business combination" or the transaction which resulted in the "interested stockholder" obtaining such status;

  •
  upon consummation of the transaction which resulted in the stockholder becoming an "interested stockholder," the "interested stockholder" owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the "interested stockholder") those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  •
  at or subsequent to such time the "business combination" is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the "interested stockholder."

        A "business combination" is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder. In general, an "interested stockholder" is a person who, together with affiliates and associates, owns 15% or more of a corporation's voting stock or within three years did own 15% or more of a corporation's voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts with respect to us and, accordingly, may discourage attempts to acquire us.

Limitations on Liability and Indemnification of Officers and Directors

        Our certificate of incorporation limits the liability of our directors to the fullest extent permitted by the Delaware General Corporation Law and provides that we will indemnify them to the fullest extent permitted by such law. We expect to enter into indemnification agreements with some of our current directors prior to the completion of this offering and expect to enter into a similar agreement with any new directors. We expect to increase our directors' and officers' liability insurance coverage prior to the completion of this offering.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock will be EquiServe.

NASDAQ National Market

        We have applied to list our common stock for quotation on the NASDAQ National Market under the symbol "CRXX."

SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there has been no public market for our common stock. We cannot assure you that a liquid trading market for our common stock will develop or be sustained after this offering. Sales of substantial amounts of common stock in the public market after this offering, or the perception of those sales, could adversely affect prevailing market prices and could impair our ability to raise equity capital. Furthermore, since a large number of shares of our common stock will not be available for sale shortly after this offering because of the contractual and legal restrictions on resale described below, sales of substantial amounts of our common stock in the public market after these restrictions lapse, or the perception that such sales may occur, could adversely affect the prevailing market price and our ability to raise equity capital in the future.

        After the closing of this offering, we will have outstanding an aggregate of            shares of our common stock, assuming that there are no exercises of currently outstanding warrants or options and that the underwriters do not exercise their over-allotment option. Of these            shares, the            shares sold in this offering will be freely tradable, unless those shares are purchased by our "affiliates," as that term is defined in Rule 144 under the Securities Act.

        The remaining            shares of common stock held by our existing stockholders are deemed "restricted securities" as that term is defined in Rule 144 under the Securities Act and may not be resold except pursuant to an effective registration statement or an applicable exemption from registration, including Rules 144, 144(k) and 701 of the Securities Act, as described below, or are subject to the contractual restrictions described below. Of the            shares not subject to these restrictions:

  •
  approximately            shares may be sold immediately after completion of this offering under Rule 144(k);

  •
  approximately            additional shares may be sold under Rules 144 and 701 beginning 90 days after the effective date of this offering;

  •
  shares will become eligible for sale from time to time before the expiration of the 180-day lock-up period described below; and

  •
  approximately            additional shares may be sold under Rules 144 and 701 upon expiration of the 180-day lock-up period as described below.

        The remaining shares will become eligible for sale from time to time thereafter.

Rule 144

        In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person, or persons whose shares are aggregated, who has beneficially owned shares of our common stock for at least one year will be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  •
  1% of the number of shares of common stock then outstanding, which will be approximately            shares after this offering; or

  •
  the average weekly trading volume of the common stock on the NASDAQ National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

        Sales under Rule 144 are also subject to certain "manner of sale" provisions and notice requirements and to the requirement that we have made current public information about ourselves available.

Rule 144(k)

        Common stock eligible for sale under Rule 144(k) may be sold immediately upon the completion of this offering. In general, under Rule 144(k), a person may sell shares of common stock acquired from us immediately upon completion of this offering, without complying with the manner of sale, public information, volume limitation, or notice provisions of Rule 144, if:

  •
  the person is not an affiliate of ours and has not been an affiliate of ours at any time during the three months preceding such a sale; and

  •
  the person has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner except an affiliate.

Rule 701

        In general, under Rule 701 of the Securities Act, any of our employees, or individuals acting as a consultant or advisor to us and who purchase shares from us in connection with a qualified compensatory stock plan or other written agreement is eligible to resell those shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with various restrictions contained in Rule 144, including the holding period.

Lock-Up Agreements

        Our directors, officers, stockholders, optionholders and warrant holders beneficially owning an aggregate of 24,966,801 shares of our common stock prior to this offering, based on shares outstanding as of December 9, 2004 and after giving effect to the conversion of outstanding preferred stock into shares of common stock, options to purchase 2,593,000 shares of our common stock and warrants to purchase 388,955 shares of our common stock have entered into lock-up agreements. Pursuant to these agreements, such holders agree not to offer, sell, assign, transfer, pledge, contract to sell or otherwise dispose of or enter into any swap, short sale, hedge or similar transaction with respect to any shares of our common stock or any securities convertible into or exchangeable for any shares of our common stock for a period of 180 days after the date of this prospectus. Transfers or dispositions by such holders can be made sooner, provided that in each case, so long as the transferee of such shares agrees to be bound by the lock-up agreement:

  •
  with the prior consent of SG Cowen & Co., LLC;

  •
  as a bona fide gift or gifts;

  •
  to any trust, family limited partnership or family limited liability company for the direct or indirect benefit of the holder or his or her immediate family, provided any such transfer shall not be a disposition for value; or

  •
  by will or intestacy to the holder's legal representative, heir or immediate family.

Holders that are not directors, officers or employees, or their immediate family members, may also transfer or dispose of shares of common stock that were acquired after the completion of this offering in open market transactions, or provided that the transferee of such shares agrees to be bound by the lock-up agreement, as a distribution to such holder's partners, members or stockholders.

Registration Rights

        Upon completion of this offering, based upon holdings as of December 9, 2004, the holders of 23,391,628 shares of our common stock have rights to require or participate in the registration of those shares under the Securities Act. Based upon holdings as of December 9, 2004, the holders of warrants to purchase up to 257,155 shares of common stock are also entitled to these registration rights with respect to shares of common stock issuable upon exercise of such warrants. Please see "Description of Capital Stock, Certificate of Incorporation and By-laws — Registration Rights" for a detailed description of these registration rights.

Stock Options

        As of December 9, 2004, options to purchase 4,499,175 shares of our common stock with a weighted average exercise price of $0.57 per share were outstanding. Many of these options are subject to vesting that generally occurs over a period of up to four years following the date of grant. 90 days after the date of this prospectus, we plan to file registration statements under the Securities Act to register approximately 8,300,000 shares of common stock issuable under our 2000 Stock Option Plan and 2004 Incentive Plan. Those registrations are expected to become effective upon filing with the SEC. Accordingly, common stock registered under those registration statements will, after expiration of any lock-up agreements, be eligible for immediate sale in the open market, except for shares acquired by affiliates, which will be subject to the requirements of Rule 144 described above.

Warrants

        As of December 9, 2004, warrants to purchase 388,955 shares of our common stock with a weighted average exercise price of $3.78 per share were outstanding. Upon completion of this offering, there will be warrants outstanding to purchase 388,955 shares of common stock at an average exercise price of $3.78 per share. Any shares purchased pursuant to the "cashless exercise" feature of these outstanding warrants may be sold approximately 90 days after completion of this offering, subject to the requirements of Rule 144 and subject to the terms of the lock-up agreement to which the holder may be a party.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS
FOR NON-U.S. HOLDERS OF OUR COMMON STOCK

        The following is a general discussion of the material U.S. federal income and estate tax considerations applicable to non-U.S. holders with respect to their ownership and disposition of shares of our common stock. This discussion is for general information only and is not tax advice. Accordingly, all prospective non-U.S. holders of our common stock should consult their own tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences of the acquisition, ownership and disposition of our common stock. A "non-U.S. holder" means a beneficial owner of our common stock who is not for U.S. federal income tax purposes:

  •
  an individual citizen or resident of the United States,

  •
  a corporation, partnership, or any other organization taxable for U.S. federal income tax purposes as a corporation or partnership created or organized in the United States or under the laws of the United States, any state thereof, or the District of Columbia,

  •
  an estate the income of which is included in gross income for U.S. federal income tax purposes regardless of its source, or

  •
  a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) a valid election is in place to treat the trust as a U.S. person.

        This discussion is based on current provisions of the United States Internal Revenue Code of 1986, as amended, existing and proposed United States Treasury Regulations promulgated thereunder, current administrative rulings and judicial decisions, all of which are in effect as of the date of this prospectus and all of which are subject to change or to differing interpretation. Any change, which may or may not be retroactive, could alter the tax consequences to non-U.S. holders described in this prospectus. We assume in this discussion that a non-U.S. holder holds shares of our common stock as a capital asset (generally property held for investment).

        This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to a particular non-U.S. holder in light of that non-U.S. holder's individual circumstances nor does it address any aspects of U.S. state, local or non-U.S. taxes. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder and does not address the special tax rules applicable to particular non-U.S. holders, such as:

  •
  banks, insurance companies, or other financial institutions;

  •
  tax-exempt organizations;

  •
  controlled foreign corporations or passive foreign investment companies;

  •
  brokers or dealers in securities or currencies;

  •
  pass-through entities (e.g. partnerships) or persons who hold our common stock through pass-through entities;

  •
  regulated investment companies;

  •
  pension plans;

  •
  owners of more than 5% of our common stock;

  •
  persons that hold our common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment; and

  •
  certain U.S. expatriates.

        In addition, if a partnership holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly,

partnerships that hold our common stock, and partners in such partnerships, should consult their tax advisors.

        There can be no assurance that the Internal Revenue Service (the "IRS") will not challenge one of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, an opinion of counsel with respect to the U.S. federal income or estate tax consequences to a non-U.S. holder of the purchase, ownership, or disposition of our common stock. We urge prospective investors to consult with their own tax advisors regarding the U.S. federal, state, local and non-U.S. income and other tax considerations of acquiring, holding and disposing of shares of our common stock.

Distributions on Our Common Stock

        We have not declared or paid distributions on our common stock since our inception and do not intend to pay any distributions on our common stock in the foreseeable future. In the event we do pay distributions on our common stock, however, these distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the non-U.S. holder's investment, up to such holder's tax basis in the common stock. Any remaining excess will be treated as capital gain, subject to the tax treatment described below in "Gain on Sale or Other Disposition of Our Common Stock."

        Dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be provided by an applicable income tax treaty. If we determine, at a time reasonably close to the date of payment of a distribution on our common stock, that the distribution will not qualify as a dividend because we do not anticipate having current or accumulated earnings and profits, we intend not to withhold any U.S. federal income tax on the distribution as permitted by United States Treasury Regulations. If we or another withholding agent withholds tax on such a distribution, a non-U.S. holder may be entitled to a refund of the tax withheld which the non-U.S. holder may claim by filing a United States tax return with the IRS.

        Dividends that are treated as "effectively connected" with a trade or business conducted by a non-U.S. holder within the United States (and, if an applicable income tax treaty so provides, are also attributable to a permanent establishment of such non-U.S. holder), known as "United States trade or business income," are generally exempt from the 30% withholding tax if the non-U.S. holder satisfies applicable certification and other requirements. However, such United States trade or business income, net of specified deductions and credits, is taxed at the same graduated U.S. federal income tax rates applicable to United States persons. Any United States trade or business income received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as specified by an applicable income tax treaty.

        A non-U.S. holder of our common stock who claims the benefit of an applicable income tax treaty generally will be required to satisfy applicable certification and other requirements. Non-U.S. holders are urged to consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

        A non-U.S. holder that is eligible for a reduced rate of United States withholding tax or other exclusion from withholding under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim with the IRS.

Gain on Sale or Other Disposition of Our Common Stock

        In general, a non-U.S. holder will not be subject to any U.S. federal income tax or withholding tax on any gain realized upon such holder's sale or other disposition of shares of our common stock unless:

  •
  the gain is United States trade or business income, in which case such holder (i) will be subject to tax on the net gain derived from the sale or disposition under the graduated United States federal income tax rates applicable to United States persons and (ii) if a corporation, may be subject to the branch profits tax, both as described above in "Distributions on Our Common Stock;"

  •
  the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and meets certain other requirements in which case the holder will be subject to a flat 30% tax on the amount by which the gain derived from the sale, and certain other United States source capital gains realized during such year exceed certain United States source capital losses realized during such year; or

  •
  certain rules (described below) relating to "United States real property holding corporation" status apply to such sale or other disposition.

        Gain recognized on a sale or other disposition of our common stock may be subject to U.S. federal income tax (and, in certain circumstances, to withholding tax) if (1) our common stock has ceased to be traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs and (2) we are, or have been, a United States real property holding corporation during the shorter of the five-year period ending on the date of such sale or other disposition or the period that the non-U.S. holder held our common stock. Generally, a corporation is a United States real property holding corporation if the fair market value of its "United States real property interests" equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Although there can be no assurance, we do not believe that we are, or have been, a United States real property holding corporation, or that we are likely to become one in the future.

United States Federal Estate Tax

        Shares of our common stock that are owned or treated as owned by an individual non-U.S. holder at the time of death will be included in the individual's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise, and therefore may be subject to U.S. federal estate tax.

Backup Withholding, Information Reporting and Other Reporting Requirements

        We must report to the IRS and to each non-U.S. holder the gross amount of the dividends on our common stock paid to such holder and the tax withheld, if any, with respect to such dividends. Dividends paid to non-U.S. holders subject to the United States withholding tax, as described above in "Distributions on Our Common Stock," generally will be exempt from United States backup withholding.

        Information reporting and backup withholding (currently at a rate of 28%) will generally apply to the proceeds of a disposition of our common stock by a non-U.S. holder effected by or through the United States office of a broker unless the holder certifies its status as a non-U.S. holder and satisfies certain other qualifications, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker. However, for information reporting purposes, certain brokers with substantial United States ownership or operations generally will be treated in a manner similar to United States brokers. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

        Copies of information returns may be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the non-U.S. holder resides or is incorporated.

        Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder's U.S. federal income tax liability, if any, provided that an appropriate claim is timely filed with the IRS.

UNDERWRITING

        We and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to the terms and conditions of the underwriting agreement, the underwriters named below have severally agreed to purchase from us the number of shares of our common stock set forth opposite their names on the table below at the public offering price, less the underwriting discounts and commissions set forth on the cover page of this prospectus as follows:

Name	Number of Shares
SG Cowen & Co., LLC
Pacific Growth Equities, LLC.
SunTrust Capital Markets, Inc.
A.G. Edwards & Sons, Inc.

Total

        The underwriting agreement provides that the obligations of the underwriters to purchase the shares of common stock offered hereby on a firm commitment basis may be terminated in the event of a material adverse change in economic, political or financial conditions. The obligations of the underwriters may also be terminated upon the occurrence of other events specified in the underwriting agreement. The underwriters are severally committed to purchase all of the shares of common stock being offered by us if any shares are purchased.

        The underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover of this prospectus. The underwriters may offer the common stock to securities dealers at the price to the public less a concession not in excess of $                              per share. Securities dealers may reallow a concession not in excess of $                               per share to other dealers. After the shares of common stock are released for sale to the public, the underwriters may vary the offering price and other selling terms from time to time.

        We have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to an aggregate of            additional shares of common stock at the public offering price set forth on the cover page of this prospectus less the underwriting discounts and commissions. The underwriters may exercise this option only to cover over allotments, if any, made in connection with the sale of our common stock offered hereby. If the over-allotment option is exercised in full, the underwriters will purchase additional common shares from us in approximately the same proportion as shown in the table above.

        The following table summarizes the compensation to be paid to the underwriters by us and the proceeds, before expenses, payable to us.

Total
	Per Share	Without Over-Allotment	With Over-Allotment
Public offering price	$	$	$
Underwriting discounts

Proceeds, before expenses, to us	$	$	$

        We estimate that the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $                  .

        We have agreed to indemnify the underwriters against certain civil liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of any such liabilities.

        Our directors, officers and all of our stockholders, optionholders and warrantholders have agreed with the underwriters that for a period of 180 days following the date of this prospectus, they will not offer, sell, assign, transfer, pledge, contract to sell or otherwise dispose of or enter into any swap, short sale, hedge or similar transaction with respect to any shares of our common stock or any securities convertible into or exchangeable for shares of common stock. So long as the transferee agrees to be bound by the terms of the lock-up agreement, transfers or dispositions by such holders can be made sooner, as a bona fide gift; to any trust, family limited partnership or family limited liability company for the direct or indirect benefit of the holder or his or her immediate family, provided any such transfer shall not be a disposition for value; by will or intestacy to the holder's legal representative, heir or immediate family; or with the prior consent of SG Cowen & Co., LLC. In addition, holders that are not directors, officers or employees, or their immediate family members, may also transfer or dispose of shares of common stock that were acquired after the completion of this offering in open market transactions, or, provided that the transferee of such shares agrees to be bound by the lock-up agreement, as a distribution to such holder's partners, members or stockholders. SG Cowen & Co., LLC, on behalf of the underwriters, may, in its sole discretion, at any time, release all or any portion of the shares from the restrictions in any such agreement. We have entered into a similar agreement with the underwriters. There are no agreements between SG Cowen & Co., LLC and any of our stockholders, optionholders or affiliates releasing them from these lock-up agreements prior to the expiration of the 180-day period.

        At our request, the underwriters have reserved for sale, at the initial public offering price, up to                  shares of our common stock being offered for sale to our customers and business partners. At the discretion of our management, other parties, including our employees, may participate in the reserved shares program. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

        The underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Securities Exchange Act. Over allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Covered short sales are sales made in an amount not greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters may close out a covered short sale by exercising their over-allotment option or purchasing shares in the open market. Naked short sales are sales made in an amount in excess of the number of shares available under the over-allotment option. The underwriters must close out any naked short sale by purchasing shares in the open market. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the shares of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the shares of common stock originally sold by such syndicate member is purchased in a syndicate covering transaction to cover syndicate short positions. Penalty bids may have the effect of deterring syndicate members from selling to people who have a history of quickly selling their shares. In passive market making, market makers in the shares of common stock who are underwriters or prospective underwriters may, subject to certain limitations, make bids for or purchase of shares of our common stock until the time, if any, at which a stabilizing bid is made. These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of shares of our common stock to be higher than it would otherwise be in the absence of these transactions. These transactions may be commenced and discontinued at any time.

        A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Other than the prospectus in electronic format, the information on these websites is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or any underwriter in its capacity as underwriter, and should not be relied upon by investors.

        Prior to this offering, there has been no public market for shares of our common stock. Consequently, the initial public offering price has been determined by negotiations between us and the underwriters. The various factors considered in these negotiations included prevailing market conditions, the market capitalizations and the states of development of other companies that we and the underwriters believed to be comparable to us, estimates of our business potential, our results of operations in recent periods, the present state of our development and other factors deemed relevant.

        The underwriters may in the future perform investment banking and advisory services for us from time to time for which they may in the future receive customary fees and expenses. The underwriters may, from time to time, engage in transactions with or perform services for us in the ordinary course of business.

LEGAL MATTERS

        Ropes & Gray LLP, Boston, Massachusetts, will pass upon the validity of the common stock offered by this prospectus for us. Skadden, Arps, Slate, Meagher & Flom, LLP, Boston, Massachusetts will pass upon certain legal matters in connection with this offering for the underwriters.

EXPERTS

        The financial statements of CombinatoRx, Incorporated at December 31, 2002 and 2003 and for each of the three years in the period ended December 31, 2003 appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

CHANGE IN INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

        The financial statements of CombinatoRx, Incorporated, or the Company, for the period from March 28, 2000 until December 31, 2000 and for the fiscal years ended December 31, 2001 and 2002 were previously audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm. On December 11, 2003, the Company dismissed PricewaterhouseCoopers LLP and appointed Ernst & Young LLP to audit our financial statements for the period from March 28, 2000 until December 31, 2000 and for the years ended December 31, 2001, 2002 and 2003. The Company's board of directors and audit committee approved the dismissal of PricewaterhouseCoopers LLP and appointment of Ernst & Young LLP as its independent registered public accounting firm.

        The reports of PricewaterhouseCoopers LLP on the Company's financial statements for the years ended December 31, 2001 and 2002 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle. During the years ended December 31, 2001 and 2002, and through December 11, 2003, there were no disagreements with PricewaterhouseCoopers LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures which disagreements if not resolved to the satisfaction of PricewaterhouseCoopers LLP, would have caused them to make reference thereto in their report on the financial statements for such years. During the years ended December 31, 2001 and 2002 and through December 11, 2003, there have been no reportable events as defined in Regulation S-K Item 304(a)(1)(v).

        On December 11, 2003, the Company engaged Ernst & Young LLP as its new independent auditor. The Company's audit committee and board of directors have approved this action. During the years ended December 31, 2001 and 2002, respectively, and through December 11, 2003, neither the Company nor any person on the Company's behalf has consulted with Ernst & Young LLP regarding the application of accounting principles to a specific completed or contemplated transaction, or the type of audit opinion that might be rendered on the Company's financial statements and the Company was not provided with a written report or oral advice by Ernst & Young LLP that was an important factor considered by the Company in reaching a decision as to an accounting, auditing or financial reporting issue.

        The Company delivered a copy of this disclosure to PricewaterhouseCoopers LLP on December 9, 2004. Concurrently therewith, the Company requested that PricewaterhouseCoopers LLP furnish it with a letter addressed to the SEC stating whether or not it agrees with the above statements regarding PricewaterhouseCoopers LLP. Attached to this Form S-1 as Exhibit 16.1 is a copy of the letter of PricewaterhouseCoopers LLP to the SEC dated December 10, 2004.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed a registration statement on Form S-1 with the SEC for the stock we are offering by this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Although we have disclosed the material terms of any contracts, agreements, or other documents that are referenced in this prospectus, you should refer to the exhibits attached to the registration statement for copies of the actual contracts, agreements, or other documents. When we complete this offering, we will be required to file annual and quarterly reports, special reports, proxy statements, and other information with the SEC. We anticipate making these documents publicly available, free of charge, on our website at www.combinatorx.com as soon as reasonably practicable after filing such documents with the SEC.

        You can read our SEC filings, including the registration statement, over the Internet at the SEC's web site at http://www.sec.gov. You also may read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street N.W., Washington, DC 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street N.W., Washington, DC 20549. Please call the SEC at 1-800-732-0330 for further information on the operation of the public reference facilities. Our SEC filings are also available at the office of the NASDAQ National Market. For further information on obtaining copies of our public filings at the NASDAQ National Market, you should call (212) 656-5060.

CombinatoRx, Incorporated
(A Development Stage Company)

INDEX TO FINANCIAL STATEMENTS

Page
Report of Independent Registered Public Accounting Firm	F-2
Balance Sheets as of December 31, 2002 and 2003, and September 30, 2004 (unaudited) and September 30, 2004 (pro forma, unaudited)	F-3
Statements of Operations for each of the three years in the period ended December 31, 2003, the nine months ended September 30, 2003 and 2004 (unaudited) and the period from March 28, 2000 (date of inception) through December 31, 2003 and the period from March 28, 2000 (date of inception) through September 30, 2004 (unaudited)	F-4
Statements of Convertible Preferred Stock, Redeemable Convertible Preferred Stock and Stockholders' Deficit for the three years ended December 31, 2003 and the nine months ended September 30, 2004 (unaudited) and September 30, 2004 (pro forma, unaudited) and the period from March 28, 2000 (date of inception) through December 31, 2001	F-5
Statements of Cash Flows for each of the three years in the period ended December 31, 2003, the nine months ended September 30, 2003 and 2004 (unaudited) and the period from March 28, 2000 (date of inception) through December 31, 2003 and the period from March 28, 2000 (date of inception) through September 30, 2004 (unaudited)	F-7
Notes to Financial Statements	F-9

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
CombinatoRx, Incorporated

        We have audited the accompanying balance sheets of CombinatoRx, Incorporated (a development stage company) as of December 31, 2002 and 2003, and the related statements of operations, convertible preferred stock, redeemable convertible preferred stock and stockholders' deficit, and cash flows for each of the three years in the period ended December 31, 2003 and the period from March 28, 2000 (date of inception) through December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CombinatoRx, Incorporated at December 31, 2002 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003 and the period from March 28, 2000 (date of inception) through December 31, 2003, in conformity with accounting principles generally accepted in the United States.

/s/ ERNST & YOUNG LLP
December 9, 2004 Boston, Massachusetts

CombinatoRx, Incorporated
(A Development Stage Company)

Balance Sheets

(in thousands, except per share amounts)

	As of December 31,		As of September 30, 2004
	2002	2003	Actual	Pro Forma
			(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$11,184	$17,618	$1,006	$1,006
Restricted cash	100	100	53	53
Short-term investments	24,607	3,293	39,322	39,322
Prepaid expenses and other current assets	247	179	354	354

Total current assets	36,138	21,190	40,735	40,735
Restricted cash	300	200	147	147
Property and equipment, net	3,279	3,196	2,515	2,515

Total assets	$39,717	$24,586	$43,397	$43,397

Liabilities, convertible preferred stock, redeemable convertible preferred stock and stockholders' (deficit) equity
Current liabilities:
Accounts payable	$365	$965	$906	$906
Accrued expenses	291	551	698	698
Deferred revenue	—	—	244	244
Current portion of notes payable, net of discount	977	1,458	846	846

Total current liabilities	1,633	2,974	2,694	2,694
Notes payable, net of current portion and discount	915	560	1,719	1,719
Commitments (Note 11)
Convertible preferred stock and redeemable convertible preferred stock, at liquidation value	60,796	65,230	101,940	—
Stockholders' (deficit) equity:
Common stock, $0.001 par value; 20,000, shares authorized at December 31, 2002 and 2003, and 29,500 shares authorized at September 30, 2004 (actual) and (pro forma); 1,505, 1,507, 1,517 and 24,908 shares issued and outstanding at December 31, 2002, 2003 and September 30, 2004, (actual) and September 30, 2004 (pro forma), respectively	2	2	2	25
Additional paid-in capital	—	—	—	101,917
Deferred compensation	(22)	(734)	(2,002)	(2,002)
Accumulated other comprehensive loss	(57)	—	(13)	(13)
Deficit accumulated during the development stage	(23,550)	(43,446)	(60,943)	(60,943)

Stockholders' (deficit) equity	(23,627)	(44,178)	(62,956)	38,984

Total liabilities, convertible preferred stock, redeemable convertible preferred stock and stockholders' (deficit) equity	$39,717	$24,586	$43,397	$43,397

See accompanying notes.

CombinatoRx, Incorporated
(A Development Stage Company)

Statements of Operations

(in thousands, except per share amounts)

						For the period from March 28, 2000 (date of inception) through December 31, 2003	For the period from March 28, 2000 (date of inception) through September 30, 2004
	Year ended December 31,			Nine Months ended September 30,
	2001	2002	2003	2003	2004
				(Unaudited)			(Unaudited)
Operating expenses:
Research and development (1)	$3,827	$9,871	$12,145	$8,663	$11,096	$26,442	$37,538
General and administrative (1)	1,906	3,640	4,501	3,109	3,696	10,302	13,998

Loss from operations	5,733	13,511	16,646	11,772	14,792	36,744	51,536
Interest income	254	296	499	430	359	1,070	1,429
Interest expense	(84)	(356)	(176)	(133)	(192)	(616)	(808)

Net loss	(5,563)	(13,571)	(16,323)	(11,475)	(14,625)	(36,290)	(50,915)

Accretion of preferred stock dividends	664	2,200	4,434	3,326	4,818	7,298	12,116

Net loss applicable to common stockholders	$(6,227)	$(15,771)	$(20,757)	$(14,801)	$(19,443)	$(43,588)	$(63,031)

Net loss per share applicable to common stockholders—basic and diluted	$(4.14)	$(10.48)	$(13.79)	$(9.83)	$(12.86)	$(28.96)	$(41.85)

Weighted average number of common shares used in net loss per share calculation—basic and diluted	1,505	1,505	1,505	1,505	1,512	1,505	1,506

Unaudited
Pro forma net loss per share—basic and diluted			$(0.98)		$(0.63)

Shares used in computing pro forma net loss per share—basic and diluted			16,604		23,366

(1) Amounts include stock-based compensation expense, as follows:
Research and development	$—	$—	$75	$26	$201	$75	$276
General and administrative	9	12	31	11	172	53	225

Total stock-based compensation expense	$9	$12	$106	$37	$373	$128	$501

See accompanying notes.

CombinatoRx, Incorporated
(A Development Stage Company)

Statements of Convertible Preferred Stock, Redeemable Convertible Preferred Stock and Stockholders' Deficit
(in thousands, except share and per share amounts)

	Convertible Preferred Stock and Redeemable Convertible Preferred Stock		Common Stock
	Shares	Par Value	Shares	Par Value	Additional Paid-in Capital	Deferred Compensation	Accumulated Other Comprehensive Income	Deficit Accumulated During The Development Stage	Total
Issuance of common stock to founders	—	$—	30,100	$—	$—	$—	$—	$—	$—
Issuance of Series A convertible preferred stock, net of issuance costs of $14	8,559	2,125	—	—	—	—	—	(14)	(14)
Issuance of warrants	—	—	—	—	10	—	—	—	10
Issuance of stock options to nonemployees	—	—	—	—	9	(9)	—	—	—
Amortization of deferred compensation expense associated with issuance of stock options	—	—	—	—	—	1	—	—	1
Net loss	—	—	—	—	—	—	—	(833)	(833)

Balance at December 31, 2000	8,559	2,125	30,100	—	19	(8)	—	(847)	(836)
Issuance of Series A convertible preferred stock	1,509	375	—	—	—	—	—	—	—
Issuance of Series B redeemable convertible preferred stock, net of issuance costs of $49	67,285	15,132	—	—	(19)	—	—	(30)	(49)
Issuance of warrants for Series B redeemable convertible preferred stock in exchange for services	—	—	—	—	69	—	—	—	69
Issuance of stock options to nonemployees	—	—	—	—	35	(35)	—	—	—
Amortization of deferred compensation expense associated with issuance of stock options	—	—	—	—	—	9	—	—	9
Adjustment for 50-for-1 stock split	3,790,297	—	1,474,900	2	(2)	—	—	—	—
Accretion of dividends on redeemable convertible preferred stock	—	664	—	—	(102)	—	—	(562)	(664)
Net loss	—	—	—	—	—	—	—	(5,563)	(5,563)

Balance at December 31, 2001	3,867,650	18,296	1,505,000	2	—	(34)	—	(7,002)	(7,034)
Issuance of Series C redeemable convertible preferred stock, net of issuance costs of $940	10,746,666	40,300	—	—	38	—	—	(940)	(902)
Issuance of warrants in connection with debt issuance	—	—	—	—	125	—	—	—	125
Amortization of deferred compensation expense associated with issuance of stock options	—	—	—	—	—	12	—	—	12
Accretion of dividends on redeemable convertible preferred stock	—	2,200	—	—	(163)	—	—	(2,037)	(2,200)
Net loss	—	—	—	—	—	—	—	(13,571)	(13,571)
Unrealized loss on investments	—	—	—	—	—	—	(57)	—	(57)

Comprehensive loss	—	—	—	—	—	—	—	—	$(13,628)

Balance at December 31, 2002	14,614,316	$60,796	1,505,000	$2	$—	$(22)	$(57)	$(23,550)	$(23,627)

CombinatoRx, Incorporated
(A Development Stage Company)

Statements of Convertible Preferred Stock, Redeemable Convertible Preferred Stock and Stockholders' Deficit (Continued)
(in thousands, except share and per share amounts)

	Convertible Preferred Stock and Redeemable Convertible Preferred Stock		Common Stock
	Shares	Par Value	Shares	Par Value	Additional Paid-in Capital	Deferred Compensation	Accumulated Other Comprehensive Income	Deficit Accumulated During The Development Stage	Total
Balance at December 31, 2002	14,614,316	$60,796	1,505,000	$2	$—	$(22)	$(57)	$(23,550)	$(23,627)
Exercise of stock options	—	—	1,593	—	—	—	—	—	—
Issuance of warrants in connection with debt issuance	—	—	—	—	44	—	—	—	44
Issuance of stock options to nonemployees	—	—	—	—	22	(22)	—	—	—
Deferred stock-based compensation	—	—	—	—	796	(796)	—	—	—
Amortization of deferred compensation expense associated with issuance of stock options	—	—	—	—		106	—	—	106
Accretion of dividends on redeemable convertible preferred stock	—	4,434	—	—	(862)	—	—	(3,573)	(4,435)
Net loss	—	—	—	—	—	—	—	(16,323)	(16,323)
Reclassification of unrealized loss	—	—	—	—	—	—	57	—	57

Comprehensive loss	—	—	—	—	—	—	—	—	$(16,266)

Balance at December 31, 2003	14,614,316	65,230	1,506,593	2	—	(734)	—	(43,446)	(44,178)
Exercise of stock options (unaudited)	—	—	10,180	—	5	—	—	—	5
Issuance of warrants in connection with debt issuance (unaudited)	—	—	—	—	347	—	—	—	347
Deferred stock-based compensation (unaudited)	—	—	—	—	1,641	(1,641)
Amortization of deferred compensation expense associated with issuance of stock options (unaudited)	—	—	—	—	—	373	—	—	373
Issuance of Series D redeemable convertible preferred stock, net of issuance costs of $47 (unaudited)	8,292,699	31,892	—	—	—	—	—	(47)	(47)
Accretion of dividends on redeemable convertible preferred stock (unaudited)	—	4,818	—	—	(1,993)	—	—	(2,825)	(4,818)
Net loss (unaudited)	—	—	—	—	—	—	—	(14,625)	(14,625)
Unrealized loss on investments (unaudited)	—	—	—	—	—	—	(13)	—	(13)

Comprehensive loss (unaudited)	—	—	—	—	—	—	—	—	$(14,638)

Balance at September 30, 2004 (unaudited)	22,907,015	101,940	1,516,773	2	—	(2,002)	(13)	(60,943)	(62,956)
Conversion of convertible and redeemable convertible preferred stock into common stock (unaudited)	(22,907,015)	(101,940)	23,391,628	23	101,917	—	—	—	101,940

Pro Forma, September 30, 2004 (unaudited)	—	$—	24,908,401	$25	$101,917	$(2,002)	$(13)	$(60,943)	$38,984

See accompanying notes.

CombinatoRx, Incorporated
(A Development Stage Company)

Statements of Cash Flows

(in thousands)

						For the period from March 28, 2000 (date of inception) through December 31, 2003
							For the period from March 28, 2000 (date of inception) through September 30, 2004
	Year ended December 31,			Nine Months Ended September 30,
	2001	2002	2003	2003	2004
				(Unaudited)			(Unaudited)
Operating activities
Net loss	$(5,563)	$(13,571)	$(16,323)	$(11,475)	$(14,625)	$(36,290)	$(50,915)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	336	798	1,096	937	899	2,264	3,163
Noncash interest	50	25	43	31	110	118	228
Stock-based compensation expense	9	12	106	37	373	128	501
Unrealized gain/(loss) on investments	—	(57)	57	57	(13)	—	(13)
Other noncash items	—	—	—	—	—	10	10
Changes in assets and liabilities:
(Increase) decrease in prepaid expenses and other current assets	(330)	98	68	14	(175)	(179)	(354)
Increase (decrease) in accounts payable	729	(446)	600	163	(59)	965	906
Increase (decrease) in accrued expenses	300	(26)	260	398	147	551	698
Increase in deferred revenue	—	—	—	—	244	—	244

Net cash used in operating activities	(4,469)	(13,167)	(14,093)	(9,838)	(13,099)	(32,433)	(45,532)
Investing activities
Purchases of property and equipment	(2,486)	(1,638)	(1,013)	(853)	(218)	(5,454)	(5,672)
Purchase of short-term investments	—	(24,607)	(10,293)	(3,293)	(63,323)	(34,900)	(98,223)
Maturities of short-term investments	—	—	31,607	24,607	27,294	31,607	58,901
(Increase) decrease in restricted cash	(735)	335	100	100	100	(300)	(200)

Net cash (used in) provided by investing activities	(3,221)	(25,910)	20,401	20,561	(36,147)	(9,047)	(45,194)
Financing activities
Proceeds from issuance of convertible preferred stock and redeemable convertible preferred stock, net of issuance costs	15,458	39,398	—	—	31,845	56,967	88,812
Proceeds from exercise of stock options	—	—	—	—	5	—	5
Proceeds from notes payable	2,000	2,495	1,500	1,067	3,296	4,495	7,791
Repayment of notes payable	(57)	(2,433)	(1,374)	(981)	(2,512)	(2,364)	(4,876)

Net cash provided by financing activities	17,401	39,460	126	86	32,634	59,098	91,732

Net increase (decrease) in cash and cash equivalents	9,711	383	6,434	10,809	(16,612)	17,618	1,006
Cash and cash equivalents at beginning of the period	1,090	10,801	11,184	11,184	17,618	—	—

Cash and cash equivalents at end of the period	$10,801	$11,184	$17,618	$21,993	$1,006	$17,618	$1,006

Supplemental disclosure of cash flow information
Cash paid for interest	$18	$262	$45	$102	$82	$325	$407

Supplemental disclosure of noncash investing and financing activities
Deferred compensation associated with option grants to nonemployees	$35	$—	$22	$—	$—	$66	$66

Deferred compensation associated with option grants to employees	$—	$—	$796	$—	$1,641	$796	$2,437

Issuance of warrants in exchange for legal services	$—	$—	$—	$—	$—	$10	$10

Issuance of warrants in connection with debt issuance	$69	$125	$44	$—	$347	$238	$585

Issuance of warrants in connection with equity financing	$—	$38	$—	$—	$—	$38	$38

See accompanying notes.

CombinatoRx, Incorporated
(A Development Stage Company)

Notes to Financial Statements

(including data applicable to unaudited periods)

(in thousands, except share and per share amounts)

1. Nature of the Business

        CombinatoRx, Incorporated (the Company) was formed as a Delaware corporation on March 28, 2000. The Company is a biopharmaceutical company focused on developing new medicines built from synergistic combinations of approved drugs. To date, the Company has devoted substantially all of its resources to the development of its drug discovery technology and the research and development of its drug candidates, including conducting preclinical and clinical trials and seeking protection for its technology and product candidates. Accordingly, the Company is considered to be in the development stage as defined in Statement of Financial Accounting Standards (SFAS) No. 7, Accounting and Reporting by Development Stage Enterprises and the accompanying financial statements represent those of a development stage company. The Company operates as a single segment with operations in Boston, Massachusetts.

        CombinatoRx is subject to risks common to companies in the life science industry. The Company has not received regulatory approval for, or generated revenues from, any of its product candidates. All of its current product candidates are in preclinical or clinical development. If it does not successfully commercialize any of its product candidates, it will be unable to generate product revenue or achieve profitability. As of September 30, 2004, the Company had an accumulated deficit of $60.9 million. It expects to continue to incur increasing losses over the next several years and may never be profitable.

2. Summary of Significant Accounting Policies

Unaudited Interim Financial Information

        The accompanying interim balance sheet as of September 30, 2004, the statements of operations and cash flows for the nine months ended September 30, 2003 and 2004, and the statements of convertible preferred stock, redeemable convertible preferred stock and stockholders' deficit for the nine months ended September 30, 2004 are unaudited. The unaudited interim financial statements have been prepared in accordance with accounting principles generally accepted in the United States. In the opinion of the Company's management, the unaudited interim financial statements have been prepared on the same basis as the audited financial statements and include all adjustments consisting of normal recurring accruals necessary for the fair presentation of the Company's financial position, results of operations and its cash flows for the nine months ended September 30, 2003 and 2004. The results for the nine months ended September 30, 2004 are not necessarily indicative of the results to be expected for the year ending December 31, 2004.

Unaudited Pro Forma Presentation

        The unaudited pro forma balance sheet and the unaudited pro forma statement of convertible preferred stock, redeemable convertible preferred stock and stockholders' equity (deficit) as of September 30, 2004 reflect the automatic conversion of all outstanding shares of convertible preferred stock and redeemable convertible preferred stock into 23,391,628 shares of common stock based on the shares of convertible preferred stock and redeemable convertible preferred stock outstanding at September 30, 2004. In addition, at September 30, 2004 the Company has outstanding warrants to purchase 15,750 shares, 49,000 shares and 106,333 shares of Series B, C and D redeemable convertible preferred stock, respectively, which will convert into warrants to purchase 17,534 shares, 49,000 shares and 106,333 shares of common stock, respectively.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Research and Development

        Research and development costs include all direct costs, including salaries and benefits for research and development personnel, outside consultants, costs of clinical trials, other outside costs and overhead related to the development of drug candidates. These costs have been charged to research and development expense as incurred.

Comprehensive Loss

        SFAS No. 130, Reporting Comprehensive Income, establishes standards for reporting and displaying comprehensive income (loss) and its components in the financial statements. Comprehensive income (loss) is the change in equity of a company during a period from transactions and other events and circumstances, excluding transactions resulting from investments by owners and distributions to owners.

        Comprehensive loss consists of the following:

	Year ended December 31,			For the period from March 28, 2000 (date of inception) through December 31,	Nine months ended September 30,
	2001	2002	2003	2003	2003	2004
					(unaudited)
Unrealized loss on investments	$—	$(57)	$57	$—	$57	$(13)
Net Loss	(5,563)	(13,571)	(16,323)	(36,290)	(11,475)	(14,625)

Comprehensive loss	$(5,563)	$(13,628)	$(16,266)	$(36,290)	$(11,418)	$(14,638)

Revenue Recognition

        The Company records revenue on an accrual basis as it is earned and when amounts are considered collectible. Revenues received in advance of performance obligations or in cases where there is a continuing obligation to perform services, are deferred and recognized over the performance period. Revenues from milestone payments that represent the culmination of a separate earnings process are recorded when the milestone is achieved. Contract revenues are recorded as the services are performed. When the Company is required to defer revenue, the periods over which such revenue should be recognized is subject to estimates by management and may change over the course of the collaborative agreement.

Concentrations of Credit Risk

        The Company maintains its cash in bank deposit accounts at high-quality financial institutions. The balance may exceed federally insured limits.

Cash and Cash Equivalents

        The Company considers all highly liquid investments with an original or remaining maturity of three months or less at the date of purchase to be cash equivalents. Cash equivalents consist primarily of money market instruments.

Short-term Investments

        Short-term investments consist primarily of investments with original maturities greater than ninety days and less than one year when purchased. The Company classifies these investments as available-for-sale as defined by SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities. Unrealized gains and losses are included in other comprehensive loss.

        Available-for-sale securities at December 31, 2002 and 2003 and September 30, 2004 consist of the following:

	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
December 31, 2002—
Certificates of deposit	$11,976	$—	$—	$11,976
Corporate debt securities	4,688	—	(57)	4,631
Municipal notes	8,000	—	—	8,000

	$24,664	$—	$(57)	$24,607

December 31, 2003—
Certificates of deposit	$3,293	$—	$—	$3,293

	$3,293	$—	$—	$3,293

September 30, 2004—(unaudited)
Certificates of deposit	$3,992	$—	$—	$3,992
Corporate debt securities	19,205	—	(14)	19,191
U.S. Government debt securities	5,976	1	—	5,977
Money market funds	10,162	—	—	10,162

	$39,335	$1	$(14)	$39,322

        The amortized cost and estimated fair value of investments in debt securities at September 30, 2004, by contractual maturity, were as follows:

	Cost (unaudited)	Estimated Fair Value (unaudited)
Maturing in one year or less	$22,609	$22,603
Maturing in one to two years	2,572	2,565

	$25,181	$25,168

        The cost of securities sold is determined based on the specific indentification method for purposes of recording realized gains and losses. Gross realized gains and losses on the sales of investments have not been material to the Company's results of operations.

Fair Value of Financial Instruments

        The carrying amounts of the Company's financial instruments, which include cash equivalents, accounts payable, accrued expenses, and notes payable, approximate their fair values due to their short maturities.

Property and Equipment

        Property and equipment are recorded at cost and depreciated over their estimated useful lives using the straight-line method. Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation are removed from the accounts, and any resulting gain or loss is credited or charged to income. Repairs and maintenance costs are expensed as incurred.

Impairment of Long-Lived Assets

        In accordance with the Financial Accounting Standards Board (FASB) SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the Company continually evaluates whether events or circumstances have occurred that indicate that the estimated remaining useful life of its long-lived assets may warrant revision or that the carrying value of these assets may be impaired. The Company evaluates the realizability of its long-lived assets based on profitability and cash flow expectations for the related asset. Any write-downs are treated as permanent reductions in the carrying amount of the assets. Based on this evaluation, the Company believes that, as of each of the balance sheet dates presented, none of the Company's long-lived assets was impaired.

Capitalized Software

        The Company capitalizes certain internal and external costs incurred to develop internal use software in accordance with AICPA Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. Capitalized software development costs are included in property and equipment, and are depreciated over estimated useful lives (five years) when development is complete.

Net Loss Per Share

        The Company calculates net loss per share in accordance with SFAS No. 128, Earnings Per Share. Basic and diluted net loss per common share was determined by dividing net loss applicable to common stockholders by the weighted average common shares outstanding during the period. The Company's potentially dilutive shares, which include outstanding common stock options, redeemable convertible preferred stock and warrants, have not been included in the computation of diluted net loss per share for all periods as the result would be anti-dilutive.

	Year Ended December 31,			Nine Months Ended September 30,
	2001	2002	2003	2003	2004
				(unaudited)
As reported:
Net loss applicable to common stockholders	$(6,227)	$(15,771)	$(20,757)	$(14,801)	$(19,443)
Weighted-average common shares outstanding	1,505,000	1,505,000	1,505,288	1,505,000	1,512,090
Net loss per share applicable to common stockholders—basic and diluted	$(4.14)	$(10.48)	$(13.79)	$(9.83)	$(12.86)

        The following common share equivalents have been excluded from the computation of diluted weighted average shares outstanding as of December 31, 2001, 2002, 2003, and September 30, 2003 and 2004, as they would be anti-dilutive.

	As of December 31,			As of September 30,
	2001	2002	2003	2003	2004
				(unaudited)
Convertible preferred stock and redeemable convertible preferred stock	3,867,650	15,098,929	15,098,929	15,098,929	23,391,628
Options outstanding	807,500	1,544,562	2,375,000	2,150,905	2,812,080
Warrants outstanding	21,334	184,334	198,334	184,334	304,667

        Pro forma net loss per share assuming the conversion of all convertible preferred stock and redeemable convertible preferred stock at the original date of issuance is as follows:

	Year Ended December 31, 2003	Nine Months Ended September 30, 2004
Unaudited:
Net loss, as reported	$(16,323)	$(14,625)
Weighted-average common shares outstanding	1,505,288	1,512,090
Weighted-average number of common shares assuming the conversion of all convertible and redeemable convertible preferred stock at the original date of issuance	15,098,929	21,853,705

Weighted-average common shares used in computing pro forma net loss per share	16,604,217	23,365,795

Net loss per share, pro forma—basic and diluted	$(0.98)	$(0.63)

Accounting for Stock-Based Compensation

        The Company accounts for its stock-based awards to employees using the intrinsic-value method prescribed in Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Under the intrinsic-value method, compensation expense is measured on the date of grant as the difference between the deemed fair value of the Company's common stock and the option exercise price multiplied by the number of options granted. Generally, the Company grants stock options with exercise prices equal to the estimated fair value of its common stock; however, to the extent that the deemed fair value of the common stock exceeds the exercise price of stock options granted to employees on the date of grant, the Company records deferred stock-based compensation and amortizes the expense over the vesting schedule of the options, generally four years. The fair value of the Company's common stock is determined by the Company's board of directors. In the absence of a public trading market for the Company's common stock, the Company's board of directors considers objective and subjective factors in determining the fair value of our common stock. At the time of option grants and other stock issuances, our board of directors considered the liquidation preferences, dividend rights and voting control attributable to our then-outstanding redeemable convertible preferred stock and, primarily, the likelihood of achieving a liquidity event such as an initial public offering or sale of the Company. In 2003 and 2004, certain grants of stock options were made at exercise prices less than the fair value of our common stock and, as a result, we recorded deferred stock compensation expense.

        The Company accounts for transactions in which services are received from non-employees in exchange for equity instruments based on the fair value of such services received or of the equity instruments issued, whichever is more reliably measured, in accordance with SFAS 123 and the Emerging Issues Task Force (EITF) Issue No. 96-18, Accounting for Equity Instruments that Are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.

        The Company provides the disclosures as required by SFAS No. 148, Accounting for Stock-Based Compensation and Disclosure, an Amendment of FASB Statement No. 123.

        The following tables illustrate the assumptions used and the effect on net loss if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation. The Company has computed the pro forma disclosures required under SFAS No. 123 for all employees stock options granted using the Black-Scholes option pricing model prescribed by SFAS No. 123.

        The assumptions used and weighted average information are as follows:

	Year Ended December 31,			Nine months Ended September 30,
	2001	2002	2003	2003	2004
				(unaudited)
Expected dividend yield	0%	0%	0%	0%	0%
Volatility	0%	0%	0%	0%	0%
Expected lives of options	5 years	5 years	5 years	5 years	5 years
Weighted-average risk-free interest rates	4.56%	3.82%	2.97%	2.97%	3.41%
Weighted-average fair value at grant date	$0.10	$0.09	$0.85	$0.60	$1.76

        Had compensation cost for these awards been determined consistent with SFAS No. 123, the Company's net loss would have been the following pro forma amounts:

	Year ended December 31,			Period from March 28 2000 (date of inception) through December 31, 2003	Nine months ended September 30,
	2001	2002	2003	2003	2003	2004
					(unaudited)
Net loss applicable to common stockholders, as reported	$(6,227)	$(15,771)	$(20,757)	$(43,588)	$(14,801)	$(19,443)
Add: Employee stock-based compensation expense included in reported net loss	—	—	80	80	26	365
Less: Stock-based compensation expense determined under fair value-based method for all employee awards	(9)	(29)	(83)	(122)	(42)	(345)

Pro forma net loss applicable to common stockholders	$(6,236)	$(15,800)	$(20,760)	$(43,630)	$(14,817)	$(19,423)

Net loss per share applicable to common stockholders, as reported—basic and diluted	$(4.14)	$(10.48)	$(13.79)	$(28.96)	$(9.83)	$(12.86)

Pro forma net loss per share applicable to common stockholders—basic and diluted	$(4.14)	$(10.50)	$(13.79)	$(28.99)	$(9.85)	$(12.85)

Income Taxes

        Deferred taxes are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Valuation allowances are provided if based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

Recently Issued Accounting Pronouncements

        In January 2003, the FASB issued Interpretation No. (FIN) 46, Consolidation of Variable Interest Entities, and in December 2003, issued a revision to FIN 46 (FIN 46R). This interpretation addresses the requirements for business enterprises to consolidate related entities in which they are determined to be the primary beneficiary as a result of their variable economic interest. The interpretation is intended to provide guidance in judging multiple economic interests in an entity and in determining the primary beneficiary. The interpretation outlines disclosure requirements for Variable Interest Entities in existence prior to January 31, 2003, and outlines consolidation requirements for Variable Interest Entities created after January 31, 2003. The Company does not have any entities that require disclosure or entities that would require consolidation under FIN 46 so the interpretation did not have an impact on the Company's financial statements.

        In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 establishes standards for classifying and measuring certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) because that financial instrument embodies an obligation of the issuer. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective for public companies during the first interim period beginning after June 15, 2003. The adoption of this pronouncement did not have a material impact on the Company's financial position, results of operations or liquidity.

        In October 2004, the FASB announced its intention to delay issuance of SFAS No. 123 (R), a revision of SFAS No. 123, Accounting for Stock-Based Compensation, until December 2004. The revised statement would require companies to account for stock-based compensation, including stock options, at fair value and with a compensation expense charged against earnings. The expected effective date of this statement is June 15, 2005, and the statement would apply to companies reporting on the results of operations for periods beginning after that date. The Company has not yet determined which option pricing model will be used when it adopts the provisions of SFAS 123 (R).

3. Property and Equipment

        Property and equipment consist of the following:

		December 31,
	Estimated Useful Life (Years)			September 30, 2004
		2002	2003
				(unaudited)
Leasehold improvements	5	$1,015	$1,095	$1,095
Laboratory equipment	5	2,349	2,627	2,722
Computer equipment	3	934	1,082	1,088
Capitalized software	5	—	486	591
Furniture and fixtures	3	137	139	151

		4,435	5,429	5,647
Less: accumulated depreciation		(1,156)	(2,233)	(3,132)

		$3,279	$3,196	$2,515

        Depreciation expense for the years ended December 31, 2001, 2002 and 2003 and the nine months ended September 30, 2003 and 2004 was approximately $336, $798, $1,096, $937 and $899, respectively. Depreciation expense for the period from March 28, 2000 (date of inception) through December 31, 2003 and to September 30, 2004 was approximately $2,264 and $3,163, respectively.

4. Notes Payable

        In April 2001, the Company entered into an agreement with Silicon Valley Bank (SVB) to establish a line of credit which enabled the Company to borrow up to $2,000 for the acquisition of laboratory equipment through 2004 (the 2001 Agreement). All borrowings under the 2001 Agreement were collateralized by substantially all of the Company's assets and bore interest at the bank's prime rate less 1%, but not less than 7% per annum. In May 2002, the Company repaid amounts due and terminated the 2001 Agreement.

        In May 2002, the Company entered into an agreement with a Comerica Bank (Comerica) to establish a line of credit which enabled the Company to borrow up to $4,000 through May 2003 (the 2002 Agreement). In October 2003, the 2002 Agreement was amended to establish a new line of credit which enabled the Company to borrow an additional $1,500 through October 2004. All borrowings under the 2002 Agreement are collateralized by substantially all of the Company's assets and bear interest at the prime rate plus 1.5% (5.5% at December 31, 2003). Borrowings are repayable in periods ranging from 24 to 36 months.

        The terms of the 2002 Agreement include certain covenants which limit the Company's ability to sell or transfer certain assets and to declare or pay dividends to its stockholders. As of December 31, 2003, $1,067 was available to the Company for future borrowings. As of December 31, 2003, $2,018 was payable under the 2002 Agreement.

        In 2002, in connection with the 2002 Agreement, the Company issued warrants to purchase 35,000 shares of Series C redeemable convertible preferred stock to Comerica. The warrants have an exercise price of $3.75 per share and a term of seven years. The Company recorded the fair value of these warrants of $125 as a discount to the note payable. The discount is being amortized to interest expense over the three-year period that the note is outstanding. The fair value of the warrants was calculated using the Black-Scholes option pricing model with the following assumptions: 120% volatility, risk-free interest rate of 2.36%, and no dividend yield.

        In October 2003, in connection with the amended 2002 Agreement, the Company issued warrants to purchase 14,000 shares of Series C redeemable convertible preferred stock to Comerica. The warrants have an exercise price of $3.75 per share and a term of seven years. The Company recorded the fair value of these warrants of $44 as a discount to the note payable. The discount is being amortized to interest expense over the three-year period that the note is outstanding. The fair value of the warrant was calculated using the Black-Scholes option pricing model with the following assumptions: 100% volatility, risk-free interest rate of 3.89%, and no dividend yield.

        In July 2004, the Company repaid amounts due and terminated the 2002 Agreement and entered into a new agreement (the 2004 GE Agreement) with General Electric Capital Corporation (GECC). The Company may borrow up to $3,000 through June 2005. Amounts borrowed under the facility are repayable over 36 months and bear interest of 8.42%. At September 30, 2004, $2,565 was payable under the 2004 GE Agreement. At September 30, 2004, there were no amounts available under the 2004 GE Agreement.

        In connection with the financing GECC received 15,561 Series D redeemable convertible preferred stock warrants with an exercise price of $3.8558. The warrants have a term of 10 years. The Company recorded the fair value of these warrants of $54 as a discount to the note payable. The discount is being amortized to interest expense over the three-year period that that the note is outstanding. The fair value of the warrant was calculated using the Black Scholes option pricing model with the following assumptions: 100% volatility, risk free interest rate of 4.05%, and no dividend yield.

        In September 2004, the Company obtained an additional line of credit with Lighthouse Capital Partners (Lighthouse), which permits borrowings of up to $10 million through September, 2005 (the 2004 Lighthouse Agreement). Borrowings under the 2004 Lighthouse Agreement are repayable over 48 months and bear interest at a fixed rate of prime plus 1.5%. In addition, a fee of 14% of actual drawdowns is due at final payment. As of September 30, 2004, no amounts have been borrowed on the 2004 Lighthouse Agreement.

        In connection with the financing, Lighthouse received warrants to purchase 90,772 shares of Series D redeemable convertible preferred stock. Lighthouse is entitled to additional warrants equal to 3.25% of actual drawdowns. The warrants have a term of 7 years. The Company recorded the fair value of these warrants of $293 as a discount to the note payable. The discount is being amortized to interest expense over the five-year period that the note is outstanding. The fair value of the warrant was calculated using the BlackScholes option pricing model with the following assumptions: 100% volatility, risk free interest rate of 3.68%, and no dividend yield.

5. Convertible Preferred Stock and Redeemable Convertible Preferred Stock

        As of December 31, 2002 and 2003 and September 30, 2004, convertible preferred stock and redeemable convertible preferred stock was compromised of the following:

	Carrying Value As of December 31,		Carrying Value As of September 30,
	2002	2003	2004
			(unaudited)
Convertible preferred stock and redeemable convertible preferred stock, $0.001 par value
Series A convertible preferred stock: 503,400 shares authorized, issued and outstanding	$2,500	$2,500	$2,500
Series B redeemable convertible preferred stock: 3,364,250 shares authorized, issued and outstanding	17,007	18,217	19,125
Series C redeemable convertible preferred stock: 10,795,666 shares authorized, 10,746,666 shares issued and outstanding	41,289	44,513	46,931
Series D redeemable convertible preferred stock: No shares authorized, issued or outstanding at December 31, 2002 and 2003 and 8,483,320 shares authorized, 8,292,699 issued and outstanding at September 30, 2004	—	—	33,384

	$60,796	$65,230	$101,940

        In 2000 and 2001, the Company issued 503,400 shares of Series A convertible preferred stock (Series A Preferred Stock) at an average price of $4.9662 per share, resulting in net proceeds of $2,486.

        In January and August 2001, the Company issued 3,364,250 shares of Series B redeemable convertible preferred stock (Series B Preferred Stock) at $4.4978 per share, resulting in net proceeds of $15,083.

        In September 2002, the Company issued 10,746,666 shares of Series C redeemable convertible preferred stock (Series C Preferred Stock) at $3.75 per share, resulting in net proceeds of $39,398.

        In February and March 2004, the Company issued 8,292,699 shares of Series D redeemable convertible preferred stock (Series D Preferred Stock) at $3.8558 per share, resulting in net proceeds of approximately $31,845.

        The Series A, B, C and D Preferred Stock (collectively the Preferred Stock) has the following characteristics:

Voting

        The holders of the Preferred Stock are entitled to vote, together with the holders of common stock, on all matters submitted to stockholders for a vote. Each holder of Preferred Stock is entitled to the number of votes equal to the number of shares of common stock into which each preferred share is convertible at the time of such vote.

Dividends

        The holders of the Series D Preferred Stock are entitled to receive cumulative dividends at the rate of 8% per annum of the original Series D Preferred Stock issue price. No dividends or distributions will be made with respect to any other shares of capital stock of the corporation unless and until all of the accrued and unpaid dividends on the Series D Preferred Stock have been paid.

        The holders of the Series C Preferred Stock are entitled to receive cumulative dividends at the rate of 8% per annum of the original Series C Preferred Stock issue price. No dividends or distributions will be made with respect to the Series A or B Preferred stock or common stock unless and until all of the accrued and unpaid dividends on the Series C Preferred Stock have been paid.

        The holders of the Series B Preferred Stock are entitled to receive cumulative dividends at the rate of 8% per annum of the original Series B Preferred Stock issue price. No dividends or distributions will be made with respect to Series A Preferred Stock or common stock unless and until all of the accrued and unpaid dividends on the Series B Preferred Stock have been paid.

        The holders of the Series A Preferred Stock are entitled to receive, when and as declared by the Board of Directors and out of funds legally available, non-cumulative dividends payable in preference and priority to any payment of any dividend on common stock. No dividends or other distributions will be made with respect to the common stock until all declared dividends on the Series A Preferred Stock have been paid.

        As of December 31, 2003 and September 30, 2004, no dividends on the Preferred Stock have been declared or paid by the Company.

Liquidation Preference

        The Series D Preferred Stock receives priority in liquidation. Subsequent to the repayment of the Series D Preferred Stock, including all declared or accrued, but unpaid dividends thereon, holders of the Series C Preferred Stock will receive liquidation proceeds in proportion to their liquidation preference. Subsequent to the repayment of the Series C Preferred Stock, including all declared or accrued, but unpaid dividends thereon, holders of the Series B Preferred Stock will receive liquidation proceeds in proportion to their liquidation preference. Subsequent to the repayment of the Series D, C and B Preferred Stock, including all declared or accrued, but unpaid dividends thereon, remaining liquidation proceeds will be distributed first to the holders of the Series A Preferred Stock in proportion to their liquidation preference and then to the Company's common stockholders. In the case of a merger of the Company, the various holders of the Preferred Stock are entitled to liquidate their holdings or convert in connection with such merger.

Conversion

        Each share of the Preferred Stock, at the option of the holder, is convertible into a number of fully paid shares of common stock as determined by dividing the respective original Preferred Stock issue price by the conversion price in effect at the time. The original issue price of Series A, B, C and D Preferred Stock is $4.9662, $4.4978, $3.75 and $3.8558, respectively. The conversion price of

Series A, B, C and D Preferred Stock is $4.12, $4.04, $3.75 and $3.8558, respectively, and is subject to adjustment in accordance with anti-dilution provisions contained in the Company's Certificate of Incorporation. Conversion is automatic immediately upon the closing of a firm commitment underwritten public offering with a price per share approved by a Pricing Committee of the Board of Directors.

        At September 30, 2004, there are 606,792, 3,745,471, 10,746,666 and 8,292,699 shares of the Company's common stock that have been reserved for conversion of the outstanding Series A, B, C and D Preferred Stock, respectively.

Redemption

        At any time after February 18, 2009, the holders of a majority of the outstanding Series D Preferred Stock may require the Company to redeem their stock by paying in cash a sum equal to the greater of (i) the original Series D Preferred Stock issue price plus all declared and accrued, but unpaid dividends, or (ii) the fair market value per share of the Series D Preferred Stock, without consideration of any minority ownership or similar discount, as determined in good faith by the Board of Directors. If the Company does not have sufficient funds legally available to redeem all shares of Series D Preferred Stock at the redemption date, then the Company shall redeem such shares ratably to the extent possible and redeem the remaining shares as soon as sufficient funds are legally available.

        At any time after all of the outstanding shares of Series D Preferred Stock have been redeemed, the holders of a majority of the outstanding Series C Preferred Stock, may require the Company to redeem their stock by paying in cash a sum equal to the greater of (i) the original Series C Preferred Stock issue price plus all accrued but unpaid dividends, or (ii) the fair market value per share of the Series C Preferred Stock, without consideration of any minority ownership or similar discount, as determined in good faith by the Board of Directors. If the Company does not have sufficient funds legally available to redeem all shares of Series C Preferred Stock at the redemption date, then the Company shall redeem such shares ratably to the extent possible and redeem the remaining shares as soon as sufficient funds are legally available.

        At any time after all of the outstanding shares of Series C Preferred Stock have been redeemed, the holders of at least 75% of the outstanding Series B Preferred Stock, may require the Company to redeem the Series B Preferred Stock by paying in cash a sum equal to the greater of (i) the original Series B Preferred Stock issue price plus all accrued, but unpaid dividends or (ii) the fair market value per share of the Series B Preferred Stock, without consideration of any minority ownership or similar discount, as determined in good faith by the Board of Directors. If the Company does not have sufficient funds legally available to redeem all shares of Series B Preferred Stock at the redemption date, then the Company shall redeem such shares ratably to the extent possible and shall redeem the remaining shares as soon as sufficient funds are legally available.

        The Series A Preferred Stock is not redeemable.

6. Common Stock and Warrants

Common Stock

        Each share of common stock is entitled to one vote. The holders of common stock are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors, subject to the prior rights of holders of all classes of stock outstanding.

        In 2002, in exchange for services provided in connection with the issuance of the Series C Preferred Stock, the Company issued to its placement agent warrants to purchase an aggregate of 128,000 shares of common stock at an exercise price of $3.75 per share. The warrants expire five years from the date of issuance. The Company calculated the fair value of these fully vested warrants of $38, and has included this amount in Series C Preferred Stock issuance costs. The fair value was calculated using the Black-Scholes option pricing model with the following assumptions: five-year term, 120% volatility, risk-free interest rate of 2.37%, and no dividend yield.

        At December 31, 2003, the Company also had warrants to purchase an aggregate of 20,250 shares of common stock at an exercise price of $0.00002 per share. The warrants expire in 2005.

7. Stock Option Plan

        In 2000, the Company adopted the 2000 Stock Plan (the 2000 Plan), under which 1,500,000 shares of the Company's common stock were reserved for issuance to employees, officers, directors, advisors and consultants. In February 2004, the board of directors increased the number of shares of the Company's common stock reserved for issuance to 3,700,000. Options granted under the 2000 Plan may be incentive stock options or nonstatutory stock options. The board of directors administers the 2000 Plan and has sole discretion to grant options to purchase shares of the Company's common stock. The board of directors determines the exercise price and the period over which options become exercisable. However, incentive stock options may not be granted at less than 100% of the fair market value of the Company's common stock as determined by the board of directors at the time of grant, or for a term in excess of ten years. For holders of more than 10% of the Company's total combined voting power of all classes of stock, incentive stock options may not be granted at less than 110% of the fair market value of the Company's common stock at the date of grant, and for a term not to exceed five years.

        At September 30, 2004, approximately 876,000 shares of the Company's common stock were available for future grant.

        The following table summarizes the activity of the Company's stock option plan:

	Number of Options	Weighted-Average Exercise Price
Outstanding at December 31, 2000	63,000	$0.37
Granted	747,500	0.45
Exercised	—	—
Cancelled	(3,000)	0.50

Outstanding at December 31, 2001	807,500	0.43
Granted	773,750	0.50
Exercised	—	—
Cancelled	(36,688)	0.50

Outstanding at December 31, 2002	1,544,562	0.46
Granted	1,011,500	0.50
Exercised	(1,593)	0.50
Cancelled	(179,469)	0.47

Outstanding at December 31, 2003	2,375,000	0.48

Granted (unaudited)	601,750	0.50
Exercised (unaudited)	(10,180)	0.50
Cancelled (unaudited)	(154,490)	0.50

Outstanding at September 30, 2004 (unaudited)	2,812,080	$0.49

Exercisable at December 31, 2001	83,811	$0.44

Exercisable at December 31, 2002	366,068	$0.48

Exercisable at December 31, 2003	927,738	$0.47

Exercisable at September 30, 2004 (unaudited)	1,267,339	$0.48

        The following table summarizes information about stock options outstanding at December 31, 2003:

	Options Outstanding			Options Exercisable
Exercise Price	Number Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$0.10	88,250	7.2	$0.10	54,500	$0.10
$0.50	2,286,750	8.8	$0.50	873,238	$0.50

	2,375,000			927,738

        The following table summarizes information about stock options outstanding at September 30, 2004 (unaudited):

	Options Outstanding			Options Exercisable
Exercise Price	Number Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$0.10	88,250	6.5	$0.10	71,375	$0.10
$0.50	2,723,830	8.3	$0.50	1,195,964	$0.50

	2,812,080			1,267,339

8. Segment and Geographic Information

        SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, established standards for reporting information about operating segments in annual financial statements and requires selected information about operating segments to be presented in interim financial reports issued to stockholders. It also established standards for disclosures about products and services and geographic areas. Operating segments are defined as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. The Company views its operations and manages its business in one operating segment and the Company operates in only one geographic segment.

9. Income Taxes

        The Company has incurred net operating losses from inception. At December 31, 2003, the Company has federal and state net operating loss carryforwards of approximately $19,033 and $18,499, respectively, available to reduce future taxable income, which expire at various dates through 2023. The Company also has federal and state research and development tax credit carryforwards of approximately $681 and $431, respectively, available to reduce future tax liabilities and which expire at various dates through 2023.

        Under the provisions of the Internal Revenue Code, certain substantial changes in the Company's ownership may result in a limitation on the amount of net operating loss carryforwards and research and development credit carryforwards which could be utilized annually to offset future taxable income and taxes payable.

        Deferred taxes consist of the following:

	As of December 31,
	2003	2002
Net operating loss carryforwards	$7,631	$3,969
Research and development credits	965	482
Capitalized start-up costs	4,017	2,237
Capitalized research and development costs	2,337	1,410
Depreciation and amortization	248	79
Other	259	289

Deferred tax asset	15,457	8,466
Deferred tax asset valuation allowance	(15,457)	(8,466)

Net deferred tax asset	$—	$—

        The Company has provided a valuation allowance for the full amount of its net deferred tax assets since realization of any future benefit from deductible temporary differences and net operating loss and tax credit carryforwards cannot be sufficiently assured at December 31, 2003.

10. Accrued Expenses

        Accrued expenses consist of the following:

	As of December 31,		As of September 31,
	2002	2003	2004
			(unaudited)
Accrued payroll and related benefits	$72	$337	$319
Accrued other expenses	219	214	379

	$291	$551	$698

11. Commitments

        The Company subleases its office space under a noncancelable operating lease which expires in August, 2006. The Company has the option to extend the sublease for an additional five-year period. Total rent expense under this operating lease was $474, $1,242, and $1,201 for the years ended December 31, 2001, 2002, 2003 and $901 for each of the nine months ended September 30, 2003 and 2004, respectively, and $2,985 and $3,886 for the period from March 28, 2000 (date of inception) through December 31, 2003 and for the period from March 28, 2000 (date of inception) through September 30, 2004, respectively.

        In connection with the lease, the Company was required to maintain a specified amount in a restricted certificate of deposit as collateral for certain obligations of the Company under the lease. At December 31, 2002 and 2003 and September 30, 2004, the restricted balance was $400, $300 and $200, respectively.

        The Company also leases certain office equipment under various operating leases.

        Future minimum lease payments under noncancelable operating leases at December 31, 2003, are as follows:

Year ending December 31,
2004	$1,202
2005	1,202
2006	802
Thereafter	—

$3,206

12. Employee Benefit Plan

        In May 2001, the Company adopted the CombinatoRx, Incorporated 401(k) Plan (the 401(k) Plan). The 401(k) Plan allows employees to make pretax contributions up to the maximum allowable amount set by the IRS. Under the 401(k) Plan, the Company may make discretionary contributions as approved by the Board of Directors. During 2001, 2002 and 2003 and the period from March 28, 2000 (date of inception) through December 31, 2003, the Company made contributions of $19, $84, $175, and $278 respectively. For the nine months ended September 30, 2003 and 2004 and the period from March 28, 2000 (date of inception) through September 30, 2004, the Company made contribution of $129, $158 and $436, respectively.

13. Subsequent Events

2004 Option Grants

        In December 2004, the Board of Directors increased the number of shares of the Company's common stock reserved for issuance under the 2000 Plan to 5,300,000. In December 2004, the Company issued options to purchase 1,678,600 shares of common stock to various employees, at exercise prices between $0.50 and $0.75 per share. The Company has recorded deferred compensation for these options of approximately $12,800 in December 2004, based on the deemed fair value of the Company's common stock as of the date of grant, as determined by the Board of Directors.

2004 Incentive Plan

        In December 2004, the Board of Directors adopted the 2004 Incentive Plan (the 2004 Plan), which will only go into effect upon completion of a public offering. The 2004 Plan provides for the grant of incentive stock options, as defined under section 422 of the United States Internal Revenue Code, nonstatutory stock options, restricted stock and unrestricted stock awards, stock appreciation rights, cash awards, performance awards and stock units. Awards under the 2004 Plan may be granted to employees, directors, consultants and advisors.

                    Shares

Common Stock

PROSPECTUS

SG Cowen & Co.
Pacific Growth Equities, LLC
SunTrust Robinson Humphrey
A.G. Edwards

, 2005

Until              , 2005, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

        The following table sets forth all expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the sale of the common stock being registered. All the amounts shown are estimates except the SEC registration fee, the NASD filing fee and the NASDAQ National Market initial listing fee.

Total
SEC registration fee		$12,670
NASD filing fee		10,500
NASDAQ National Market initial listing fee		5,000
Blue sky qualification fees and expenses		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and Registrar fees		*
Miscellaneous Expenses		*

Total	$	*

*
To be filed by amendment.

Item 14. Indemnification of Officers and Directors

        Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, by reason of the fact that the person is or was a director, officer, employee or agent of the corporation or is or was serving at the corporation's request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful. The power to indemnify applies to actions brought by or in the right of the corporation as well, but only to the extent of expenses, including attorneys' fees but excluding judgments, fines and amounts paid in settlement, actually and reasonably incurred by the person in connection with the defense or settlement of the action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that a court of competent jurisdiction shall determine that such indemnity is proper.

        Section 145(g) of the Delaware General Corporation Law provides that a corporation shall have the power to purchase and maintain insurance on behalf of its officers, directors, employees and agents, against any liability asserted against and incurred by such persons in any such capacity.

        Section 102(b)(7) of the General Corporation Law of the State of Delaware provides that a corporation may eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derived an improper personal benefit. No such provision shall eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision becomes effective.

        Our Restated Certificate of Incorporation provides that our directors shall not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that the exculpation from liabilities is not permitted under the Delaware General Corporation Law as in effect at the time such liability is determined. In addition, our restated certificate of incorporation provides that we shall indemnify our directors to the full extent permitted by the laws of the State of Delaware.

        Our directors and officers will be covered by insurance policies maintained by us against specified liabilities for actions taken in their capacities as such, including liabilities under the Securities Act. In addition, prior to the consummation of this offering, we will enter into indemnification agreements with each of our non-employee directors that provide for indemnification and expense advancement to the fullest extent permitted under the Delaware General Corporation Law.

Item 15. Recent Sales of Unregistered Securities

        Set forth below is information regarding shares of common stock and preferred stock issued, and options and warrants granted, by us within the past three years. Also included is the consideration, if any, received by us for such shares, options and warrants and information relating to the section of the Securities Act, or rule of the SEC under which exemption from registration was claimed.

(a)
Issuances of Stock

        On September 10, 2002, we issued 10,746,666 shares of our Series C redeemable convertible preferred stock to AGTC Advisors Fund, L.P.; Alstertor Private Life GmbH & Co. KG; Applied Genomic Technology Capital Fund, L.P.; Bioventures Investors Limited Partnership II; Canaan Equity II L.P.; Canaan Equity II L.P. (QP); Canaan Equity II Entrepreneurs LLC; CDIB BioScience Ventures I, Inc.; CDIB Biotech USA Investment, Co., Ltd.; China Development Industrial Bank Inc.; Dr. Andrew Firlik; Foundation Medical Partners, L.P.; The Global Life Science Ventures Fonds II GmbH & Co. KG; The Global Life Science Ventures Fund II Limited Partnership; Jacob Goldfield; JPMORGAN Chase Bank as Custodian to the BVCF IV, L.P.; Novartis BioVentures Ltd.; POSCO BioVentures I, L.P.; Private Life BioMed AG, Hamburg; Dr. Seth Rudnick; TL Ventures V L.P.; and TL Ventures V Interfund L.P. The per share price was $3.75 and generated gross proceeds to us of $40,300,000. The shares were issued pursuant to Rule 506 of Regulation D promulgated under the federal Securities Act.

        Since October 27, 2003 and up to December 9, 2004, we have issued 59,773 shares of our common stock to certain employees and former employees pursuant to the exercise of stock options granted pursuant to our 2000 Stock Option Plan. The per share price varied depending on the option and these issuances generated gross proceeds of approximately $30,000. The shares were issued pursuant to Rule 701 of Regulation E promulgated under the federal Securities Act.

        On February 18 and March 19, 2004, we issued 7,514,651 and 778,048, respectively, shares of our Series D redeemable convertible preferred stock to AGTC Advisors Fund, L.P.; Alstertor Private Life GmbH & Co. KG; Applied Genomic Technology Capital Fund, L.P.; Bioventures Investors Limited Partnership II; Boston Millennia Associates II Partnership; Boston Millennia Partners GmbH & Co. KG; Boston Millennia Partners II Limited Partnership; Boston Millennia Partners II-A Limited

Partnership; Canaan Equity II L.P.; Canaan Equity II L.P. (QP); Canaan Equity II Entrepreneurs LLC; CDIB BioScience Ventures I, Inc.; CDIB Bioventures Inc.; Easton Hunt Capital Partners, L.P.; Foundation Medical Partners, L.P.; The Global Life Science Ventures Fonds II GmbH & Co. KG; The Global Life Science Ventures Fund II Limited Partnership; JPMORGAN Chase Bank as Custodian to the BVCF IV, L.P.; Novartis BioVentures Ltd.; POSCO BioVentures I, L.P.; Private Life BioMed AG, Hamburg; Strategic Advisors Fund Limited Partnership; TL Ventures V L.P.; TL Ventures V Interfund L.P.; and The Yasuda Enterprise Development II, Limited Partnership. The per share price was $3.8558 and generated gross proceeds to us of approximately $31,975,000. The shares were issued pursuant to Rule 506 of Regulation D promulgated under the federal Securities Act.

(b)
Options

        Pursuant to our 2000 Stock Option Plan, we have, in the past three years, granted options to purchase shares of our common stock. Some of these options have lapsed or otherwise expired and are no longer exercisable. The maximum number of shares of common stock which may be issued pursuant to our 2000 Stock Option Plan is 5,300,000. As of December 9, 2004, we had issued 59,773 shares of common stock to employees and former employees pursuant to the exercise of stock options granted pursuant to our 2000 Stock Option Plan. The per share price varied depending on the option and these issuances generated gross proceeds of approximately $30,000. The shares were issued pursuant to Rule 701 of Regulation E promulgated under the Securities Act. There currently remain outstanding options to purchase 4,499,175 shares of our common stock.

(c)
Warrants

        On September 7, 2004, in connection with a credit facility, we issued to Lighthouse Capital Partners IV, L.P. a warrant to purchase up to 87,530 (42,144 of which depend on the amount actually advanced to us) shares of our Series D redeemable convertible preferred stock at a price per share of $3.8558. The warrants have not been exercised and expire on September 7, 2011. The warrant was issued pursuant to Section 4(2) of the Securities Act.

        On September 7, 2004, in connection with a credit facility, we issued to Lighthouse Capital Partners V, L.P. a warrant to purchase up to 87,530 (42,144 of which depend on the amount actually advanced to us) shares of our Series D redeemable convertible preferred stock at a price per share of $3.8558. The warrants have not been exercised and expire on September 7, 2011. The warrant was issued pursuant to Section 4(2) of the Securities Act.

        On September 15, 2004, we issued to General Electric Capital Corporation a warrant to purchase up to 15,561 shares of our Series D redeemable convertible preferred stock at a price per share of $3.8558. The warrant has not been exercised and expires on September 15, 2014. The warrants were issued pursuant to Section 4(2) of the Securities Act.

        On November 4, 2003, we issued to Comerica Bank, now Comerica Incorporated, a warrant to purchase up to 14,000 shares of our Series C redeemable convertible preferred stock at a price per share of $3.75. This warrant was subsequently assigned to Comerica Incorporated. The warrant has not been exercised and expires on November 4, 2010. The warrants were issued pursuant to Section 4(2) of the Securities Act.

        On September 10, 2002, we issued to Comerica Bank—California, now Comerica Incorporated, a warrant to purchase up to 35,000 shares of our Series C redeemable convertible preferred stock at a price per share of $3.75. This warrant was subsequently assigned to Comerica Incorporated. The warrant has not been exercised and expires on September 9, 2009. The warrants were issued pursuant to Section 4(2) of the Securities Act.

        On September 10, 2002, we issued to Rockport Venture Securities, LLC a warrant to purchase up to 128,000 shares of our common stock at a price per share of $3.75. The warrant has not been exercised and expires on September 9, 2007. The warrants were issued pursuant to Section 4(2) of the Securities Act.

Item 16. Exhibits and Financial Statement Schedules

Exhibit No.		Description
1.1	*	Form of Underwriting Agreement
3.1		Fourth Amended and Restated Certificate of Incorporation of the Registrant, as amended, as currently in effect
3.2		Form of the Fifth Amended and Restated Certificate of Incorporation of the Registrant (to be effective upon closing of this offering)
3.3		Amended and Restated By-Laws of the Registrant, as currently in effect
3.4		Form of the Amended and Restated Bylaws (to be effective upon the closing of this offering)
4.1	*	Specimen Common Stock Certificate
5.1	*	Opinion of Ropes & Gray LLP
10.1		2000 Stock Option Plan, as amended
10.2		2004 Incentive Plan
10.3		Agreement of Sublease, dated as of January 25, 2001, as amended, by and between Trustees of Boston University and the Registrant
10.4		Warrant issued to Rockport Venture Securities, LLC on September 10, 2002 to purchase up to 128,000 shares of the Registrant's Common Stock
10.5
Warrant issued to Comerica Bank—California on September 10, 2002 to purchase up to 35,000 shares of the Registrant's Series C redeemable Convertible Preferred Stock, together with assignment of such warrant to Comerica Incorporated, dated as of November 13, 2002
10.6
Warrant issued to Comerica Bank on November 4, 2003 to purchase up to 14,000 shares of the Registrant's Series C redeemable Convertible Preferred Stock, together with assignment of such warrant to Comerica Incorporated, dated as of December 10, 2003
10.7		Warrant issued to General Electric Capital Corporation on September 15, 2004 to purchase up to 15,561 shares of the Registrant's Series D redeemable Convertible Preferred Stock
10.8		Warrant issued to Kristina Bieker-Brady on December 8, 2000 to purchase up to 3,800 shares of the Registrant's Common Stock
10.9		Warrant issued to Silicon Valley Bank on April 25, 2001 to purchase up to 17,534 shares, as adjusted, of the Registrant's Series B redeemable Convertible Preferred Stock
10.10		Registration Rights Agreement dated as of April 25, 2001 by and between Silicon Valley Bank and the Registrant
10.11		Form of Warrant to purchase shares of the Registrant's Series D redeemable Convertible Preferred Stock, together with a schedule of warrantholders
10.12		Master Security Agreement, dated as of July 20, 2004, by and between the Registrant and General Electric Capital Corporation

10.13		Form of Promissory Note issued by the Registrant to General Electric Capital Corporation
10.14		Negative Pledge Agreement, dated as of September 7, 2004, by and between the Registrant and Lighthouse Capital Partners V, L.P.
10.15		Loan and Security Agreement No. 4201, dated as of September 7, 2004, by and between Lighthouse Capital Partners V, L.P. and the Registrant
10.16		Form of Secured Promissory Note issued by the Registrant to Lighthouse Capital Partners V, L.P.
10.17		Second Amended and Restated Investors' Rights Agreement, dated as of February 18, 2004, by and between the Registrant and the investors named therein, as amended
10.18		Amendment to the Second Amended and Restated Investors' Rights Agreement by and between the Registrant and the investors named therein, dated as of December , 2004
10.19		Sponsored Research Agreement, dated as of August 19, 2004, by and between Spinal Muscular Atrophy Foundation and the Registrant
10.20		Material Testing Agreement, dated as of April 18, 2002, by and between Sosei Co., Ltd. and the Registrant
10.21		Letter Agreement, dated as of September 17, 2003, by and between Sosei Co., Ltd. and the Registrant
10.22		First Amended Employment, Confidentiality and Non-Competition Agreement with Alexis Borisy, dated as of July 1, 2004
10.23		Employment, Confidentiality and Non-Competition Agreement with Robert Forrester, dated as of February 23, 2004
10.24		Employment, Confidentiality and Non-Competition Agreement with Jan Lessem, dated as of September 1, 2003
10.25		First Amended Employment, Confidentiality and Non-Competition Agreement with Peter Elliott, dated as of September 10, 2004
10.26		First Amended Employment, Confidentiality and Non-Competition Agreement with Curtis Keith, dated as of July 1, 2004
10.27		Employment Letter Agreement with R. Eric McAllister, dated as of September 15, 2004
10.28		Founder's Agreement with Alexis Borisy, dated as of January 26, 2001
10.29		Founder's Agreement with Curtis Keith, dated as of January 26, 2001
10.30		Founder's Agreement with Michael Foley, dated as of January 26, 2001
10.31		Founder's Agreement with Brent Stockwell, dated as of January 26, 2001
10.32	*	Form of Indemnification Agreement
16.1		Letter from PricewaterhouseCoopers LLP
21.1		List of subsidiaries
23.1		Consent of Ernst & Young LLP
23.2	*	Consent of Ropes & Gray LLP (included in Exhibit 5.1)

24.1	Power of Attorney (included on signature page)

*
To be filed by Amendment

Item 17. Undertakings

        The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification by the registrant against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

  (1)
  For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  (2)
  For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES AND POWER OF ATTORNEY

        Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston, Commonwealth of Massachusetts, on December 10, 2004.

COMBINATORX, INCORPORATED
By:	/s/ ALEXIS BORISY Alexis Borisy President and Chief Executive Officer

POWER OF ATTORNEY

        KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Alexis Borisy and Robert Forrester, and each of them, his attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all (1) amendments (including post-effective amendments) and additions to this Registration Statement on Form S-1 and (2) Registration Statements, and any and all amendments thereto (including post-effective amendments), relating to the offering contemplated pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or each of their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date

/s/ ALEXIS BORISY Alexis Borisy	President, Chief Executive Officer and Director	December 10, 2004
/s/ ROBERT FORRESTER Robert Forrester	Chief Financial Officer	December 10, 2004
/s/ RICHARD ALDRICH Richard Aldrich	Director	December 10, 2004
/s/ DOUGLAS G. COLE Douglas G. Cole, M.D.	Director	December 10, 2004

/s/ PATRICK FORTUNE Patrick Fortune	Director	December 10, 2004
/s/ JACOB GOLDFIELD Jacob Goldfield	Director	December 10, 2004
/s/ FRANK HAYDU Frank Haydu	Director	December 10, 2004
/s/ CHRIS MOLLER Chris Moller, Ph.D.	Director	December 10, 2004
/s/ RICHARD POPS Richard Pops	Director	December 10, 2004
/s/ SETH RUDNICK Seth Rudnick, M.D.	Director	December 10, 2004

EXHIBIT INDEX

Exhibit No.		Description
1.1	*	Form of Underwriting Agreement
3.1		Fourth Amended and Restated Certificate of Incorporation of the Registrant, as amended, as currently in effect
3.2		Form of the Fifth Amended and Restated Certificate of Incorporation of the Registrant (to be effective upon closing of this offering)
3.3		Amended and Restated By-Laws of the Registrant, as currently in effect
3.4		Form of the Amended and Restated Bylaws (to be effective upon the closing of this offering)
4.1	*	Specimen Common Stock Certificate
5.1	*	Opinion of Ropes & Gray LLP
10.1		2000 Stock Option Plan, as amended
10.2		2004 Incentive Plan
10.3		Agreement of Sublease, dated as of January 25, 2001, as amended, by and between Trustees of Boston University and the Registrant
10.4		Warrant issued to Rockport Venture Securities, LLC on September 10, 2002 to purchase up to 128,000 shares of the Registrant's Common Stock
10.5
Warrant issued to Comerica Bank—California on September 10, 2002 to purchase up to 35,000 shares of the Registrant's Series C redeemable Convertible Preferred Stock, together with assignment of such warrant to Comerica Incorporated, dated as of November 13, 2002
10.6
Warrant issued to Comerica Bank on November 4, 2003 to purchase up to 14,000 shares of the Registrant's Series C redeemable Convertible Preferred Stock, together with assignment of such warrant to Comerica Incorporated, dated as of December 10, 2003
10.7		Warrant issued to General Electric Capital Corporation on September 15, 2004 to purchase up to 15,561 shares of the Registrant's Series D redeemable Convertible Preferred Stock
10.8		Warrant issued to Kristina Bieker-Brady on December 8, 2000 to purchase up to 3,800 shares of the Registrant's Common Stock
10.9		Warrant issued to Silicon Valley Bank on April 25, 2001 to purchase up to 17,534 shares, as adjusted, of the Registrant's Series B redeemable Convertible Preferred Stock
10.10		Registration Rights Agreement dated as of April 25, 2001 by and between Silicon Valley Bank and the Registrant
10.11		Form of Warrant to purchase shares of the Registrant's Series D redeemable Convertible Preferred Stock, together with a schedule of warrantholders
10.12		Master Security Agreement, dated as of July 20, 2004, by and between the Registrant and General Electric Capital Corporation
10.13		Form of Promissory Note issued by the Registrant to General Electric Capital Corporation
10.14		Negative Pledge Agreement, dated as of September 7, 2004, by and between the Registrant and Lighthouse Capital Partners V, L.P.
10.15		Loan and Security Agreement No. 4201, dated as of September 7, 2004, by and between Lighthouse Capital Partners V, L.P. and the Registrant

10.16		Form of Secured Promissory Note issued by the Registrant to Lighthouse Capital Partners V, L.P.
10.17		Second Amended and Restated Investors' Rights Agreement, dated as of February 18, 2004, by and between the Registrant and the investors named therein, as amended
10.18		Amendment to the Second Amended and Restated Investors' Rights Agreement by and between the Registrant and the investors named therein, dated as of December 8, 2004
10.19		Sponsored Research Agreement, dated as of August 19, 2004, by and between Spinal Muscular Atrophy Foundation and the Registrant
10.20		Material Testing Agreement, dated as of April 18, 2002, by and between Sosei Co., Ltd. and the Registrant
10.21		Letter Agreement, dated as of September 17, 2003, by and between Sosei Co., Ltd. and the Registrant
10.22		First Amended Employment, Confidentiality and Non-Competition Agreement with Alexis Borisy, dated as of July 1, 2004
10.23		Employment, Confidentiality and Non-Competition Agreement with Robert Forrester, dated as of February 23, 2004
10.24		Employment, Confidentiality and Non-Competition Agreement with Jan Lessem, dated as of September 1, 2003
10.25		First Amended Employment, Confidentiality and Non-Competition Agreement with Peter Elliott, dated as of September 10, 2004
10.26		First Amended Employment, Confidentiality and Non-Competition Agreement with Curtis Keith, dated as of July 1, 2004
10.27		Employment Letter Agreement with R. Eric McAllister, dated as of September 15, 2004
10.28		Founder's Agreement with Alexis Borisy, dated as of January 26, 2001
10.29		Founder's Agreement with Curtis Keith, dated as of January 26, 2001
10.30		Founder's Agreement with Michael Foley, dated as of January 26, 2001
10.31		Founder's Agreement with Brent Stockwell, dated as of January 26, 2001
10.32	*	Form of Indemnification Agreement
16.1		Letter from PricewaterhouseCoopers LLP
21.1		List of subsidiaries
23.1		Consent of Ernst & Young LLP
23.2	*	Consent of Ropes & Gray LLP (included in Exhibit 5.1)
24.1		Power of Attorney (included on signature page)

*
To be filed by Amendment

QuickLinks

TABLE OF CONTENTS
PROSPECTUS SUMMARY
CombinatoRx
RISK FACTORS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
RELATED PARTY TRANSACTIONS
PRINCIPAL STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK, CERTIFICATE OF INCORPORATION AND BY-LAWS
SHARES ELIGIBLE FOR FUTURE SALE
MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF OUR COMMON STOCK
UNDERWRITING
LEGAL MATTERS
EXPERTS
CHANGE IN INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS
WHERE YOU CAN FIND MORE INFORMATION
CombinatoRx, Incorporated (A Development Stage Company)
INDEX TO FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm
CombinatoRx, Incorporated (A Development Stage Company) Balance Sheets ( in thousands, except per share amounts )
CombinatoRx, Incorporated (A Development Stage Company) Statements of Operations ( in thousands, except per share amounts )
Statements of Convertible Preferred Stock, Redeemable Convertible Preferred Stock and Stockholders' Deficit
CombinatoRx, Incorporated (A Development Stage Company) Statements of Cash Flows ( in thousands )
CombinatoRx, Incorporated (A Development Stage Company) Notes to Financial Statements (including data applicable to unaudited periods) (in thousands, except share and per share amounts)
PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
  Item 13. Other Expenses of Issuance and Distribution
  Item 14. Indemnification of Officers and Directors
  Item 15. Recent Sales of Unregistered Securities
  Item 16. Exhibits and Financial Statement Schedules
  Item 17. Undertakings
SIGNATURES AND POWER OF ATTORNEY
POWER OF ATTORNEY
EXHIBIT INDEX